

AMERISAFE, INC.

2009 Annual Report



AMERISAFE, Inc.

2301 Hwy. 190 West, DeRidder, LA 70634-6006
(800) 256-9052 (337) 463-9052

May 4, 2010

Dear AMERISAFE Shareholder:

In 2009, AMERISAFE's financial performance ranked in the top quartile of the insurance industry. Our return on average shareholder equity was 16.0%, and we produced GAAP net income of $46.4 million as compared to $43.8 million in 2008. Our reported earnings per share were $2.22 as compared to $2.15 in the prior period. Other significant achievements during the year included:

- Growing book value per share 15.4%;
- Achieving a calendar year combined ratio of 86.9%;
- Maintaining an underwriting expense ratio of 21.5%;
- Experiencing favorable prior year development of $21.9 million;
- Maintaining our pricing discipline with a 1.45 effective loss cost multiplier for the year;
- Redeeming our Series C and D Redeemable Preferred Stock which allows us greater flexibility in managing our capital; and
- Maintaining our A. M. Best rating at "A-"(Excellent) while receiving a "Positive" outlook from the rating agency.

While AMERISAFE's financial performance in 2009 was commendable, the environment in which we operate deteriorated. During 2009 there was no improvement in the demand for our payroll-driven product. Loss costs and rates continued to be reduced by regulators. Further, early signs of firmer pricing in late 2008 failed to gain traction in 2009. At the same time, capital levels grew markedly, regaining nearly all of the capital that was lost in the market downturn of 2008. As a result, in 2009 we observed more insurers pursuing less premium, which in turn intensified competition in the marketplace to levels not seen in a decade.

It was the perfect storm – lower work activity, lower loss costs, and increased competition – resulting in a shrinking workers' compensation market. According to the Insurance Information Institute (III) workers' compensation net premiums written fell 13% in 2009, the sharpest decline in more than 40 years.

Workers' compensation industry results have worsened as a result. The workers' compensation industry endured $730 million of adverse claim development in 2009. Initial estimates put the industry's calendar year combined ratio for 2009 at 109.0% as compared to 104.3% in 2008. While AMERISAFE actually experienced favorable prior accident year development of 8.7%, we suffered a rash of severe claims in the fourth quarter of 2009 that drove our accident year loss ratio to 73.8% and our accident year combined ratio to 95.6%.

The investment environment also presented challenges for us as lower investment yields pressured net investment income. Although the financial markets improved the book value of many insurers, net investment income fell due to lower yields, partly reflecting the actions of the Federal Reserve to keep interest rates low.

As we move into 2010, multiple challenges face the workers' compensation industry. Lower investment yields will be with us for the foreseeable future. Medical cost inflation continues to be a concern in the industry. The financial impact of health care reform on workers' compensation is unknown at this time. Potential regulatory challenges to the industry include a new issue – the potential for the industry to be included in a federal regulatory scheme that could result in dual federal and state regulation. Margins will likely continue to be compressed as claims severity increases and underwriting expenses rise relative to lower earned premium.

How does AMERISAFE plan to outperform the industry? AMERISAFE will continue to adhere to the following principles in the conduct of its business:

- Remain focused on underwriting and risk selection;
- Maintain pricing discipline;
- Diligently work to resolve outstanding claims;
- Follow a conservative investment policy;
- Manage the Company's capital efficiently through share repurchases; and
- Prudently manage the Company's expenses.

We believe that by adhering to these basic principles AMERISAFE will continue to produce superior returns in these challenging times.

Sincerely,



C. Allen Bradley, Jr.
Chairman, President, and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K


Received SEC
MAY 07 2010
Washington, DC 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Commission File Number: 000-51520

AMERISAFE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Texas	**75-2069407**
(State of Incorporation)	(I.R.S. Employer Identification Number)
2301 Highway 190 West, DeRidder, Louisiana	**70634**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (337) 463-9052

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	**Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the Registrant as of June 30, 2009 (the last business day of the Registrant's most recently completed second fiscal quarter) was approximately $292.4 million, based upon the closing price of the shares on the NASDAQ Global Select Market on that date.

As of March 1, 2010, there were 18,906,442 shares of the Registrant's common stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2010 Annual Meeting of Shareholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this report.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. These forward-looking statements include statements that reflect the current views of our senior management with respect to our financial performance and future events with respect to our business and the insurance industry in general. Statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate" and similar statements of a future or forward-looking nature identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

- decreased level of business activity of our policyholders caused by decreased business activity generally, and in particular in the industries we target;
- general economic conditions, including recession, inflation, performance of financial markets, interest rates, unemployment rates and fluctuating asset values;
- decreased demand for our insurance;
- greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;
- adverse developments in economic, competitive or regulatory conditions within the workers' compensation insurance industry;
- increased competition on the basis of premium rates, coverage availability, payment terms, claims management, safety services, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation;
- developments in capital markets that adversely affect the performance of our investments;
- the cyclical nature of the workers' compensation insurance industry;
- changes in the availability, cost or quality of reinsurance and the failure of our reinsurers to pay claims in a timely manner or at all;
- changes in regulations, laws, rates, or rating factors applicable to us, our policyholders or the agencies that sell our insurance;
- changes in rating agency policies or practices;
- loss of the services of any of our senior management or other key employees;
- changes in legal theories of liability under our insurance policies;
- the effects of U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts; and
- other risks and uncertainties described from time to time in the Company's filings with the Securities and Exchange Commission ("SEC").

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report, including under the caption "Risk Factors" in Item 1A of this report. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate.

PART I

Item 1. Business.

Overview

We are a specialty provider of workers' compensation insurance focused on small to mid-sized employers engaged in hazardous industries, principally construction, trucking and agriculture. Since commencing operations in 1986, we have gained significant experience underwriting the complex workers' compensation exposures inherent in these industries. We provide coverage to employers under state and federal workers' compensation laws. These laws prescribe wage replacement and medical care benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our workers' compensation insurance policies provide benefits to injured employees for, among other things, temporary or permanent disability, death and medical and hospital expenses. The benefits payable and the duration of those benefits are set by state or federal law. The benefits vary by jurisdiction, the nature and severity of the injury and the wages of the employee. The employer, who is the policyholder, pays the premiums for coverage.

Hazardous industry employers tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. Injuries that occur are often severe in nature including death, dismemberment, paraplegia and quadriplegia. As a result, employers engaged in hazardous industries pay substantially higher than average rates for workers' compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target policyholders. For example, our construction employers on average paid premium rates equal to $7.84 per $100 of payroll to obtain workers' compensation coverage for all of their employees in 2009.

We employ a proactive, disciplined approach to underwriting employers and providing comprehensive services intended to lessen the overall incidence and cost of workplace injuries. We provide safety services at employers' workplaces as a vital component of our underwriting process and to promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our premium audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns that cause underwriting, safety or fraud concerns.

We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns on equity.

AMERISAFE is an insurance holding company and was incorporated in Texas in 1985. We began operations in 1986 by focusing on workers' compensation insurance for logging contractors in the southeast United States. In 1994, we expanded our focus to include the other hazardous industries we serve today. Two of our three insurance subsidiaries, American Interstate Insurance Company and Silver Oak Casualty, are domiciled in Louisiana. Our other insurance subsidiary, American Interstate Insurance Company of Texas, is domiciled in Texas.

We completed the initial public offering of our common stock in November 2005. On December 31, 2009, we redeemed all outstanding shares of our Series C and Series D redeemable preferred stock for $25.9 million. On February 23, 2010, our board of directors authorized the repurchase of up to $25 million of our outstanding shares of common stock. The purchases will be made from time to time depending upon market conditions and regulatory considerations. The repurchase program will expire on December 31, 2010.

Competitive Advantages

We believe we have the following competitive advantages:

Focus on Hazardous Industries. We have extensive experience insuring employers engaged in hazardous industries and have a history of profitable underwriting in these industries. Our specialized knowledge of these hazardous industries helps us better serve our policyholders, which leads to greater employer loyalty and policy retention. Our policy renewal rate on voluntary business that we elected to quote for renewal was 91.8% in 2009, 91.7% in 2008 and 90.8% in 2007.

Focus on Small to Mid-Sized Employers. We believe large insurance companies generally do not target small to mid-sized employers in hazardous industries due to their smaller premium sizes, types of operations, mobile workforces and extensive service needs. We provide these employers enhanced services, including premium payment plans to better match premium payments with our policyholders' payroll costs and cash flow.

Specialized Underwriting Expertise. Based on our 24-year history of insuring employers engaged in hazardous industries, we have developed industry specific risk analysis and rating tools that support our underwriters in risk selection and pricing. We are highly disciplined when quoting and binding new and renewal business. We do not delegate underwriting authority to agencies that sell our insurance or to any other third party.

Comprehensive Safety Services. We provide proactive safety reviews of employers' worksites, which are often located in rural areas. These safety reviews are a vital component of our underwriting process and also assist our policyholders in loss prevention, and encourage safer workplaces by deploying experienced field safety professionals, or FSPs, to our policyholders' worksites. In 2009, 87.5% of our new voluntary business policyholders were subject to pre-quotation safety inspections. Additionally, we perform periodic on-site safety surveys of all of our voluntary business policyholders.

Proactive Claims Management. Our employees manage substantially all of our open claims in-house utilizing intensive claims management practices that emphasize a personalized approach, as well as quality, cost-effective medical treatment. As of December 31, 2009, open indemnity claims per field case manager ("FCM") averaged 49 claims, which we believe is significantly less than the industry average. We also believe our claims management practices allow us to achieve a more favorable claim outcome, accelerate an employee's return to work, lessen the likelihood of litigation and more rapidly close claims, all of which ultimately lead to lower overall claim costs.

Strategy

We intend to increase our book value and produce favorable returns on equity using the following strategies:

Focus on Underwriting Profitability. We intend to maintain our underwriting discipline and profitability throughout market cycles. Our strategy is to focus on underwriting workers' compensation insurance in hazardous industries and to maintain adequate rate levels commensurate with the risks we underwrite. We will also continue to strive for improved risk selection and pricing, as well as reduced frequency and severity of claims through comprehensive workplace safety reviews, effective medical cost containment measures, and rapid closing of claims through personal, direct contact with our policyholders and their employees.

Increase Market Penetration. Based on data received from the National Association of Insurance Commissioners ("NAIC"), we do not have more than 5.0% of the market share in any state we serve. As a result, we believe we have the opportunity to increase market penetration in each of the states in which we currently operate. Competition in our target markets is fragmented by state, employer size and industry. We believe that our specialized underwriting expertise and safety, claims, and audit services position us to profitably increase our market share in our existing principal markets, with minimal increase in field service employees.

Prudent and Opportunistic Geographic Expansion. While we actively market our insurance in 30 states and the District of Columbia, 54.4% of our voluntary in-force premiums were generated in the seven states where we derived 5% or more of our gross premiums written in 2009. We are licensed in an additional 17 states and the U.S. Virgin Islands. Our existing licenses and rate filings will expedite our ability to write policies in these markets when we decide it is prudent to do so.

Leverage Existing Information Technology. We believe our new underwriting management system along with our customized operational system, ICAMS, and the analytical data warehouse that ICAMS feeds, significantly enhances our ability to select risk, write profitable business and cost-effectively administer our billing, claims and audit functions.

Maintain Capital Strength. We plan to manage our capital to achieve our profitability goals while maintaining optimal operating leverage for our insurance company subsidiaries. To accomplish this objective, we intend to maintain underwriting profitability throughout market cycles, optimize our use of reinsurance and produce an appropriate risk adjusted return on our growing investment portfolio.

Industry

Overview. Workers' compensation is a statutory system under which an employer is required to pay for its employees' medical, disability, vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Most employers satisfy this requirement by purchasing workers' compensation insurance. The principal concept underlying workers' compensation laws is that employees injured in the course and scope of their employment have only the legal remedies available under workers' compensation laws and do not have any other recourse against their employer. An employer's obligation to pay workers' compensation does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or fault of another person, a co-employee, or, in most instances, the injured employee.

Workers' compensation insurance policies generally provide that the insurance carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers' compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of temporary or permanent impairment and specifies the options in selecting medical providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of the injury, as well as any required rehabilitation, and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers' compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers' compensation insurance from a private insurance carrier, a state-sanctioned assigned risk pool, or a self-insurance fund, which is an entity that allows employers to obtain workers' compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund.

Workers' compensation was the fourth-largest property and casualty insurance line in the United States in 2008, according to A.M. Best. Direct premiums written in 2008 for the workers' compensation insurance industry were $45 billion, and direct premiums written for the property and casualty industry as a whole were $446 billion. According to the most recent market data reported by the National Council on Compensation Insurance, Inc. ("NCCI"), which is the official rating bureau in the majority of states in which we are licensed, total premiums reported for the specific occupational class codes for which we underwrite business were $15 billion in 2008.

Outlook. We believe that current economic conditions will continue to adversely affect our reported gross premiums written and revenues in 2010. In 2009, 66.0% of our gross premiums written were derived from policyholders in the construction, trucking and agriculture industries. As a result, our gross premiums written are, to a significant extent, dependent upon economic conditions in those industries, as well as upon economic conditions generally. Since the latter part of 2007, economic activity has slowed. We expect that economic activity may improve in 2010, but only in a gradual fashion. We further believe that the challenges presented by this slowing economic activity will be aggravated by the impact of lower estimated loss costs adopted by a number of states in which we do business. Estimated loss costs provide the basis upon which we calculate the premiums we charge for the insurance we write. Lower loss costs are a part of the normal cyclicality of our industry, and we believe they will eventually reverse themselves. However, we cannot predict the timing of any changes in the loss costs. Notwithstanding current market conditions, we will continue to focus on market segmentation, effective risk selection, expense management and overall underwriting profitability.

Policyholders

As of December 31, 2009, we had more than 8,000 voluntary business policyholders with an average annual workers' compensation policy premium of $32,337. As of December 31, 2009, our ten largest voluntary business policyholders accounted for 2.2% of our in-force premiums. Our policy renewal rate on voluntary business that we elected to quote for renewal was 91.8% in 2009, 91.7% in 2008, and 90.8% in 2007.

In addition to our voluntary workers' compensation business, we underwrite workers' compensation policies for employers assigned to us and assume reinsurance premiums from mandatory pooling arrangements, in each case to fulfill our obligations under residual market programs implemented by the states in which we operate. We separately underwrite general liability insurance policies for our workers' compensation policyholders in the logging industry on a select basis. Our assigned risk business fulfills our statutory obligation to participate in residual market plans in four states. See "—Regulation—Residual Market Programs" below. For the year ended December 31, 2009, our assigned risk business accounted for 0.8% of our gross premiums written, and our assumed premiums from mandatory pooling arrangements accounted for 1.5% of our gross premiums written. Our general liability insurance business accounted for less than 0.5% of our gross premiums written for the year ended December 31, 2009.

Targeted Industries

We provide workers' compensation insurance primarily to employers in the following targeted hazardous industries:

Construction. Includes a broad range of operations such as highway and bridge construction, building and maintenance of pipeline and powerline networks, excavation, commercial construction, roofing, iron and steel erection, tower erection and numerous other specialized construction operations. In 2009, our average policy premium for voluntary workers' compensation within the construction industry was $32,460, or $7.84 per $100 of payroll.

Trucking. Includes a broad spectrum of diverse operations including contract haulers, regional and local freight carriers, special equipment transporters and other trucking companies that conduct a variety of short- and long-haul operations. In 2009, our average policy premium for voluntary workers' compensation within the trucking industry was $33,425, or $8.66 per $100 of payroll.

Agriculture. Includes crop maintenance and harvesting, grain and produce operations, nursery operations, meat processing, and livestock feed and transportation. In 2009, our average policy premium for voluntary workers' compensation within the agriculture industry was $21,998, or $6.88 per $100 of payroll.

Logging. Includes tree harvesting operations ranging from labor intensive chainsaw felling and trimming to sophisticated mechanized operations using heavy equipment. In 2009, our average policy premium for voluntary workers' compensation within the logging industry was $17,895, or $15.97 per $100 of payroll.

Oil and Gas. Includes various oil and gas activities including gathering, transportation, processing, production, and field service operations. In 2009, our average policy premium for voluntary workers' compensation within the oil and gas industry was $45,958, or $6.48 per $100 of payroll.

Maritime. Includes ship building and repair, pier and marine construction, inter-coastal construction, and stevedoring. In 2009, our average policy premium for voluntary workers' compensation within the maritime industry was $61,507, or $8.03 per $100 of payroll.

Sawmills. Includes sawmills and various other lumber-related operations. In 2009, our average policy premium for the sawmill industry was $24,419, or $10.16 per $100 of payroll.

Our gross premiums are derived from:

- *Direct Premiums.* Includes premiums from workers' compensation and general liability insurance policies that we issue to:
  - employers who seek to purchase insurance directly from us and who we voluntarily agree to insure, which we refer to as our voluntary business; and
  - employers assigned to us under residual market programs implemented by some of the states in which we operate, which we refer to as our assigned risk business.
- *Assumed Premiums.* Includes premiums from our participation in mandatory pooling arrangements under residual market programs implemented by some of the states in which we operate.

In addition to workers' compensation insurance, we also offer general liability insurance coverage only to our workers' compensation policyholders in the logging industry on a select basis. As of December 31, 2009, less than 0.5% of our voluntary in-force premiums were derived from general liability policies.

Gross premiums written during the years ended December 31, 2009, 2008 and 2007, and the allocation of those premiums among the hazardous industries we target are presented in the table below.

	Gross Premiums Written			Percentage of Gross Premiums Written		
	2009	2008	2007	2009	2008	2007
		(In thousands)				
Voluntary business:						
Construction	$ 99,262	$ 127,667	$ 136,834	38.7%	41.5%	41.7%
Trucking	54,644	67,072	73,064	21.3%	21.8%	22.3%
Agriculture	15,260	16,487	15,778	6.0%	5.3%	4.8%
Logging	11,218	14,983	17,209	4.4%	4.9%	5.3%
Oil and Gas	11,212	13,308	12,505	4.4%	4.3%	3.8%
Maritime	7,049	8,642	8,526	2.7%	2.8%	2.6%
Sawmills	2,507	3,915	5,389	1.0%	1.3%	1.6%
Other	49,191	47,131	46,766	19.2%	15.3%	14.3%
Total voluntary business	250,343	299,205	316,071	97.7%	97.2%	96.4%
Assigned risk business	2,266	4,344	7,554	0.8%	1.4%	2.3%
Assumed premiums	3,845	4,291	4,136	1.5%	1.4%	1.3%
Total	$ 256,454	$ 307,840	$ 327,761	100.0%	100.0%	100.0%

Geographic Distribution

We are licensed to provide workers' compensation insurance in 47 states, the District of Columbia and the U.S. Virgin Islands. We operate on a geographically diverse basis with less than 11.0% of our gross premiums written in 2009 derived from any one state. The table below identifies, for the years ended December 31, 2009, 2008 and 2007, the states in which the percentage of our gross premiums written exceeded 3.0% for any of the three years presented.

	Percentage of Gross Premiums Written Year Ended December 31,		
State	**2009**	**2008**	**2007**
Louisiana	10.7%	8.8%	10.6%
Georgia	9.3%	9.6%	9.9%
Oklahoma	7.7%	7.5%	4.9%
North Carolina	7.2%	8.7%	9.5%
Illinois	7.0%	6.8%	5.2%
Pennsylvania	6.8%	5.6%	4.7%
Virginia	6.0%	5.9%	5.8%
Texas	4.1%	4.5%	4.1%
Minnesota	3.7%	3.9%	3.8%
Kansas	3.5%	2.9%	1.6%
Wisconsin	3.5%	3.3%	3.4%
South Carolina	3.5%	4.1%	4.8%
Alaska	3.4%	3.3%	3.5%
Tennessee	3.3%	3.5%	3.9%
Mississippi	2.9%	3.6%	4.6%
Florida	2.5%	3.0%	4.6%

Sales and Marketing

We sell our workers' compensation insurance through agencies. As of December 31, 2009, our insurance was sold through more than 3,100 independent agencies and our wholly-owned insurance agency subsidiary, Amerisafe General Agency, which is licensed in 27 states. We are selective in establishing and maintaining relationships with independent agencies. We establish and maintain relationships only with those agencies that provide quality application flow from policyholders in our target industries and classes that are reasonably likely to accept our quotes. We compensate these agencies by paying a commission based on the premium collected from the policyholder. Our average commission rate for our independent agencies was 7.3% for the year ended December 31, 2009. We pay our insurance agency subsidiary a commission rate of 8.0%. Neither our independent agencies nor our insurance agency subsidiary has authority to underwrite or bind coverage. We do not pay contingent commissions.

As of December 31, 2009, independent agencies accounted for 91.3% of our voluntary in-force premiums, and no single independent agency accounted for more than 0.8% of our voluntary in-force premiums at that date.

Underwriting

Our underwriting strategy is to focus on employers in certain hazardous industries that operate in those states where our underwriting efforts are the most profitable and efficient. We analyze each prospective policyholder on its own merits relative to known industry trends and statistical data. Our underwriting guidelines specify that we do not write workers' compensation insurance for certain hazardous activities, including sub-surface mining and manufacturing of ammunition or fireworks.

Underwriting is a multi-step process that begins with the receipt of an application from one of our agencies. We initially review the application to confirm that the prospective policyholder meets certain established criteria, including that it is engaged in one of our targeted hazardous industries and industry classes and operates in the states we target. If the application satisfies these criteria, the application is forwarded to our underwriting department for further review.

Our underwriting department reviews the application to determine if the application meets our underwriting criteria and whether all required information has been provided. If additional information is required, the underwriting department requests additional information from the agency. This initial review process is generally completed within three days after the application is received by us. Once this initial review process is complete, our underwriting department requests that a pre-quotation safety inspection be performed.

After the pre-quotation safety inspection has been completed, our underwriting professionals review the results of the inspection to determine if a quote should be made and, if so, prepare the quote. The quote must be reviewed and approved by our underwriting department before it is delivered to the agency. All decisions by our underwriting department, including decisions to decline applications, are subject to review and approval by our management-level underwriters.

Our underwriting professionals participate in an incentive compensation program under which bonuses are paid quarterly based upon achieving premium underwriting volume and loss ratio targets. The determination of whether targets have been satisfied is made 30 months after the beginning of the relevant incentive compensation period.

Pricing

In the majority of states, workers' compensation insurance rates are based upon published "loss costs." Loss costs are derived from wage and loss data reported by insurers to the state's statistical agent, which in most states is the NCCI. The state agent then promulgates loss costs for specific job descriptions or class codes. Insurers file requests for adoption of a loss cost multiplier, or LCM, to be applied to the loss costs to support operating expenses and profit margins. In addition, most states allow pricing flexibility above and below the filed LCM, within certain limits.

We obtain approval of our rates, including our LCMs, from state regulatory authorities. To maintain rates at profitable levels, we regularly monitor and adjust our LCMs. The effective LCM for our voluntary business was 1.45 for policy year 2009, 1.46 for policy year 2008, and 1.51 for policy year 2007. If we are unable to charge rates in a particular state or industry to produce satisfactory results, we seek to control and reduce our premium volume in that state or industry and redeploy our capital in other states or industries that offer greater opportunity to earn an underwriting profit.

Safety

Our safety inspection process begins with a request from our underwriting department to perform a pre-quotation safety inspection. Our safety inspections focus on a prospective policyholder's operations, loss exposures and existing safety controls to prevent potential losses. The factors considered in our inspection include employee experience, turnover, training, previous loss history and corrective actions, and workplace conditions, including equipment condition and, where appropriate, use of fall protection, respiratory protection or other safety devices. Our field safety professionals, or FSPs, travel to employers' worksites to perform these safety inspections. These initial inspections allow our underwriting professionals to make decisions on both insurability and pricing. In certain circumstances, we will agree to provide workers' compensation insurance only if the employer agrees to implement and maintain the safety management practices that we recommend. In 2009, more than 87% of our new voluntary business policyholders were inspected prior to our offering a premium quote. The remaining voluntary business policyholders were not inspected prior to a premium quote for a variety of reasons, including small premium size or the fact that the policyholder was previously a policyholder subject to our safety inspections.

After an employer becomes a policyholder, we continue to emphasize workplace safety through periodic workplace visits, assisting the policyholder in designing and implementing enhanced safety management programs, providing safety-related information and conducting rigorous post-accident management. Generally, we may cancel or decline to renew an insurance policy if the policyholder does not implement or maintain reasonable safety management practices that we recommend.

Our FSPs participate in an incentive compensation program under which bonuses are paid semi-annually based upon an FSP's production and their policyholders' aggregate loss ratios. The results are measured 33 months after the inception of the subject policy period.

Claims

We have structured our claims operation to provide immediate, intensive and personal management of claims to guide injured employees through medical treatment, rehabilitation and recovery, with the primary goal of returning the injured employee to work as promptly as practicable. We seek to limit the number of claim disputes with injured employees through early intervention in the claims process.

Our FCMs are located in the geographic areas where our policyholders are based. We believe the presence of our FCMs in the field enhances our ability to guide an injured employee to the appropriate conclusion in a friendly, dignified and supportive manner. Our FCMs have broad authority to manage claims from occurrence of a workplace injury through resolution, including authority to retain many different medical providers at our expense. Such providers comprise not only our recommended medical providers, but also nurse case managers, independent medical examiners, vocational specialists, rehabilitation specialists and other specialty providers of medical services necessary to achieve a quality outcome.

Following notification of a workplace injury, an FCM will contact the policyholder, the injured employee and/or the treating physician to determine the nature and severity of the injury. If a serious injury occurs, the FCM will promptly visit the injured employee or the employee's family members to discuss the benefits provided. The FCM will also visit the treating physician to discuss the proposed treatment plan. Our FCM assists the injured employee in receiving appropriate medical treatment and encourages the use of our recommended medical providers and facilities. For example, our FCM may suggest that a treating physician refer an injured worker to another physician or treatment facility that we believe has had positive outcomes for other workers with similar injuries. We actively monitor the number of open cases handled by a single FCM in order to maintain focus on each specific injured employee. As of December 31, 2009, we averaged 49 open indemnity claims per FCM, which we believe is significantly less than the industry average.

Locating our FCMs in the field also allows us to build professional relationships with local medical providers. In selecting medical providers, we rely, in part, on the recommendations of our FCMs who have developed professional relationships within their geographic areas. We also seek input from our policyholders and other contacts in the markets that we serve. While cost factors are considered in selecting medical providers, we consider the most important factor in the selection process to be the medical provider's ability to achieve a quality outcome. We define quality outcome as the injured worker's rapid, conclusive recovery and return to sustained, full capacity employment.

While we seek to promptly settle valid claims, we also aggressively defend against claims we consider to be non-meritorious. Where possible, we purchase annuities on longer life claims to close such claims, while still providing an appropriate level of benefits to injured employees.

Premium Audits

We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore, have paid us the premium required under the terms of their policies. In addition to annual audits, we selectively perform interim audits on certain classes of business if significant or unusual claims are filed or if the monthly reports submitted by a policyholder reflect a payroll pattern or other aberrations that cause underwriting, safety or fraud concerns. We also mitigate potential losses from under-reporting of premium or delinquent premium payment by collecting a deposit from the policyholder at the inception of the policy, typically representing 15% of the total estimated annual premium, which deposit can be utilized to offset losses from non-payment of premium.

Loss Reserves

We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid as of a given point in time.

In establishing our reserves, we review the results of analyses using actuarial methodologies that utilize historical loss data from our more than 24 years of underwriting workers' compensation insurance. In evaluating the results of those analyses, our management also uses substantial judgment in considering other factors that are not considered in these actuarial analyses. These actuarial methodologies and subjective factors are described in more detail below. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business, but does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We do not use loss discounting when we determine our reserves, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.

When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, that case reserve is established within 14 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses, or DCC expenses. The most complex claims, involving severe injuries, may take a considerable period of time for us to establish a more precise estimate of the most likely outcome of the claim. At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:

- type of loss;
- severity of the injury or damage;
- age and occupation of the injured employee;
- estimated length of temporary disability;
- anticipated permanent disability;
- expected medical procedures, costs and duration;
- our knowledge of the circumstances surrounding the claim;
- insurance policy provisions related to the claim, including coverage;
- jurisdiction of the occurrence; and
- other benefits defined by applicable statute.

The case incurred amount varies over time due to uncertainties with respect to medical treatment and outcome, length and degree of disability, recurrence of injury, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts is an important component of our historical claim data.

In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not been established.

The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve covers primarily the estimated cost of administering claims and is established for the costs of future unallocated loss adjustment expenses for all reported and unreported claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.

In establishing reserves, we rely on the analysis of the more than 167,000 claims in our 24-year history. Using statistical analyses and actuarial methods, we estimate reserves based on historical patterns of case development, payment patterns, mix of business, premium rates charged, case reserving adequacy, operational changes, adjustment philosophy and severity and duration trends.

We review our reserves by industry and state on a quarterly basis. Individual open claims are reviewed more frequently and adjustments to case incurred amounts are made based on expected outcomes. The number of claims reported or occurring during a period, combined with a calculation of average case incurred amounts, and measured over time, provide the foundation for our reserve estimates. In establishing our reserve estimates, we use historical trends in claim reporting timeliness, frequency of claims in relation to earned premium or covered payroll, premium rate levels charged and case development patterns. However, the number of variables and judgments involved in establishing reserve estimates, combined with some random variation in loss development patterns, results in uncertainty regarding projected ultimate losses. As a result, our ultimate liability for loss and loss adjustment expenses may be more or less than our reserve estimate.

Our analysis of our historical data provides the factors we use in our statistical and actuarial analysis in estimating our loss and DCC expense reserve. These factors are primarily measures over time of claims reported, average case incurred amounts, case development, duration, severity and payment patterns. However, these factors cannot be solely used as these factors do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, medical inflation, employment and wage patterns, and other subjective factors. We use this combination of factors and subjective assumptions in the use of six well-accepted actuarial methods, as follows:

- Paid Development Method—uses historical, cumulative paid loss patterns to derive estimated ultimate losses by accident year based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

- Paid Weighted Severity ("Generalized Cape Cod") Method—multiplies estimated ultimate claims for each accident year by a weighted average, trended and developed severity. The ultimate claims estimate is based on paid claim count development. The selected severity for a given accident year is derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

- Paid Bornhuetter-Ferguson (B-F) Method—a combination of the Paid Development Method and the Paid Weighted Severity Method, the Paid B-F Method estimates ultimate losses by adding the current actual paid losses to projected unpaid losses.

- Incurred Development Method—uses historical, cumulative incurred loss patterns to derive estimated ultimate losses by accident year based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

- Incurred Weighted Severity ("Generalized Cape Cod") Method—multiplies estimated ultimate claims for each accident year by a weighted average, trended and developed severity. The ultimate claims estimate is based on incurred claim count development. The selected severity for a given accident year is derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

- Incurred B-F Method—a combination of the Incurred Development Method and the Incurred Weighted Severity Method, the Incurred B-F Method projects ultimate losses by adding the current actual incurred losses to the projected unreported losses.

These six methods are applied to both gross and net data. Due to the volatility and unpredictability of excess losses, several B-F estimates of excess losses are also used to estimate the ultimate losses gross of reinsurance. We then analyze the results and may emphasize or de-emphasize some or all of the outcomes to reflect our judgment of their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single weighted average point estimate that is the base estimate for loss and DCC expense reserves.

In determining the level of emphasis that may be placed on some or all of the methods, we review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:

- open and closed claim counts;

- statistics related to open and closed claim count percentages;

- claim closure rates;

- changes in average case reserves and average loss and DCC expenses incurred on open claims;

- reported and ultimate average case incurred changes;

- reported and projected ultimate loss ratios; and

- loss payment patterns.

In establishing our AO reserves, we review our past adjustment expenses in relation to paid claims as well as estimated future costs based on expected claims activity and duration.

The sum of our net loss and DCC expense reserve, our AO reserve and our reserve for mandatory pooling arrangements is our total net reserve for loss and loss adjustment expenses.

As of December 31, 2009, our best estimate of our ultimate liability for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $474.2 million, which includes $9.6 million in reserves for mandatory pooling arrangements as reported by the pool administrators. This estimate was derived from the process and methodology described above, which relies on substantial judgment. There is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. It is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.

As noted above, our reserve estimate is developed based upon our analysis of historical data, and factors derived from that data, including claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. We view our estimate of loss and DCC expenses as the most significant component of our reserve for loss and loss adjustment expenses.

Additional information regarding our reserve for unpaid loss and loss adjustment expenses as of December 31, 2009, 2008, and 2007 is set forth below:

	2009	2008	2007
		(In thousands)	
Gross case loss and DCC reserves	$ 408,075	$ 375,098	$ 392,540
AO reserves	14,873	16,732	16,794
Gross IBNR reserves	111,707	139,463	128,069
Gross unpaid loss, DCC and AO reserves	534,655	531,293	537,403
Reinsurance recoverables on unpaid loss and LAE	(60,435)	(56,596)	(74,925)
Net unpaid loss, DCC and AO reserves	$ 474,220	$ 474,697	$ 462,478

We performed sensitivity analyses to show how our net loss and DCC expense reserve, including IBNR, would be impacted by changes in certain critical assumptions. For our paid and incurred Development methods, we varied both the cumulative paid and incurred loss development factors (LDFs) by plus and minus 20%, both individually and in combination with one another. The results of this sensitivity analysis, using December 31, 2009 data, are summarized below.

Change in Paid LDFs	Change in Incurred LDFs	Resultant Change in Net Loss and DCC Reserve	
		Amount ($)	Percentage
		(In thousands)	
+20%	+20%	27,906	5.5%
+20%	0%	24,055	4.7%
+20%	–20%	20,320	4.0%
0%	+20%	3,396	0.7%
0%	0%	—	0.0%
0%	–20%	(4,154)	(0.8)%
–20%	+20%	(21,200)	(4.2)%
–20%	0%	(25,414)	(5.0)%
–20%	–20%	(29,023)	(5.7)%

For our paid and incurred Weighted Severity methods, we varied our year-end selected trend factor (for medical costs, defense costs, wage inflation, etc.) by plus and minus 20%. The results of this sensitivity analysis, using December 31, 2009 data, are summarized below.

Change in Severity Trend	Resultant Change in Net Loss and DCC Reserve	
	Amount ($)	Percentage
	(In thousands)	
+20%	12,716	2.5%
–20%	(12,055)	(2.4)%

The Bornhuetter-Ferguson method estimates ultimate loss by averaging Weighted Severity paid or incurred losses and expected future paid or incurred development. To measure sensitivity, we changed this average by plus and minus 20%. The results of this sensitivity analysis, using December 31, 2009 data, are summarized below.

Change in Expected Losses	Resultant Change in Net Loss and DCC Reserve	
	Amount ($)	Percentage
	(In thousands)	
+20%	15,394	3.0%
–20%	(15,360)	(3.0)%

Reconciliation of Loss Reserves

The table below shows the reconciliation of loss reserves on a gross and net basis for the years ended December 31, 2009, 2008 and 2007, reflecting changes in losses incurred and paid losses.

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Balance, beginning of period	$ 531,293	$ 537,403	$ 519,178
Less amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	56,596	74,925	106,810
Net balance, beginning of period	474,697	462,478	412,368
Add incurred related to:			
Current year	185,201	196,776	208,021
Prior years	(21,885)	(20,387)	(9,490)
Total incurred	163,316	176,389	198,531
Less paid related to:			
Current year	42,174	47,539	43,012
Prior years	121,619	116,631	105,409
Total paid	163,793	164,170	148,421
Net balance, end of period	474,220	474,697	462,478
Add amounts recoverable from reinsurers on unpaid loss and loss adjustment expenses	60,435	56,596	74,925
Balance, end of period	$ 534,655	$ 531,293	$ 537,403

Our gross reserves for loss and loss adjustment expenses of $534.7 million as of December 31, 2009 are expected to cover all unpaid loss and loss adjustment expenses as of that date. As of December 31, 2009, we had 4,511 open claims, with an average of $118,523 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2009, 5,275 new claims were reported, and 5,557 claims were closed.

As of December 31, 2008, our gross reserves for loss and loss adjustment expenses were $531.3 million. Our reserves increased from December 31, 2008 to December 31, 2009 primarily as a result of an increase in amounts recoverable from reinsurers. The current accident year losses incurred were lower although the current accident loss ratio was higher because our earned premiums were lower. There was also $21.9 million of favorable development for prior accident years. As of December 31, 2008, we had 4,793 open claims, with an average of $110,848 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2008, 6,324 new claims were reported, and 6,831 claims were closed.

As of December 31, 2007, our gross reserves for loss and loss adjustment expenses were $537.4 million. Our reserves decreased from December 31, 2007 to December 31, 2008 as a result of an increase in the current accident year loss ratio combined with a decrease in amounts recoverable from reinsurers, offset by $20.4 million of favorable development in prior accident years. As of December 31, 2007, we had 5,300 open claims, with an average of $101,397 in unpaid loss and loss adjustment expenses per open claim. During the year ended December 31, 2007, 6,899 new claims were reported, and 7,293 claims were closed.

Loss Development

The table below shows the net loss development for business written each year from 1999 through 2009. The table reflects the changes in our loss and loss adjustment expense reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on a GAAP basis.

The first line of the table shows, for the years indicated, our liability including the incurred but not reported loss and loss adjustment expenses as originally estimated, net of amounts recoverable from reinsurers. For example, as of December 31, 1999, it was estimated that $72.6 million would be sufficient to settle all claims not already settled that had occurred on or prior to December 31, 1999, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. The next section of the table shows, by year, the cumulative amounts of loss and loss adjustment expense payments, net of amounts recoverable from reinsurers, as of the end of each succeeding year. For example, with respect to the net loss reserves of $72.6 million as of December 31, 1999, by December 31, 2009 (ten years later) $91.2 million had actually been paid in settlement of the claims that relate to liabilities as of December 31, 1999.

The "cumulative redundancy/(deficiency)" represents, as of December 31, 2009, the difference between the latest re-estimated liability and the amounts as originally estimated. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

Analysis of Loss and Loss Adjustment Expense Reserve Development

	Year Ended December 31,										
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(In thousands)										
Reserve for loss and loss adjustment expenses, net of reinsurance recoverables	$ 72,599	$ 86,192	$ 119,020	$ 152,908	$ 183,001	$ 243,256	$ 364,253	$ 412,366	$ 462,478	$ 474,697	$474,220
Net reserve estimated as of:											
One year later	75,588	96,801	123,413	155,683	196,955	265,138	362,026	402,876	442,091	452,812	
Two years later	82,633	98,871	116,291	168,410	217,836	262,601	361,181	372,520	416,758		
Three years later	86,336	92,740	119,814	187,225	218,217	262,427	346,914	359,590			
Four years later	86,829	93,328	132,332	189,098	219,114	256,790	339,849				
Five years later	87,088	101,417	134,836	190,161	214,304	250,586					
Six years later	90,156	104,716	136,277	186,829	209,819						
Seven years later	91,170	105,391	133,588	184,455							
Eight years later	91,765	100,225	133,599								
Nine years later	90,444	100,644									
Ten years later	91,213										
Net cumulative redundancy (deficiency)	$ (18,614)	$ (14,452)	$ (11,579)	$ (31,547)	$ (26,818)	$ (7,330)	$ 24,404	$ 52,776	$ 45,720	$ 21,885	
Cumulative amount of reserve paid, net of reserve recoveries, through:											
One year later	45,095	51,470	51,114	66,545	73,783	40,514	110,369	105,408	116,631	121,619	
Two years later	62,141	62,969	71,852	101,907	65,752	97,091	164,354	167,852	182,879		
Three years later	67,267	70,036	84,341	73,391	99,829	124,785	201,393	203,502			
Four years later	70,894	73,680	42,919	96,884	114,594	154,799	222,867				
Five years later	72,744	38,939	59,194	110,475	136,497	167,092					
Six years later	58,809	49,141	76,547	128,629	143,642						
Seven years later	62,550	61,307	90,575	132,656							
Eight years later	67,744	68,862	92,906								
Nine years later	70,946	72,092									
Ten years later	72,428										
Net reserve— December 31	$ 72,599	$ 86,192	$ 119,020	$ 152,908	$ 183,001	$ 243,256	$ 364,253	$ 412,366	$ 462,478	$ 474,697	$474,220
Reinsurance recoverables	183,818	293,632	264,013	193,634	194,558	189,624	120,232	106,810	74,925	56,596	60,435
Gross reserve— December 31	$ 256,417	$ 379,824	$ 383,033	$ 346,542	$ 377,559	$ 432,880	$ 484,485	$ 519,176	$ 537,403	$ 531,293	$534,655
Net re-estimated reserve	$ 91,213	$ 100,644	$ 130,599	$ 184,455	$ 209,819	$ 250,586	$ 339,849	$ 359,590	$ 416,758	$ 452,812	
Re-estimated reinsurance recoverables	290,261	390,467	357,971	283,784	228,471	188,326	124,108	116,136	84,434	70,362	
Gross re-estimated reserve	$ 381,474	$ 491,111	$ 488,570	$ 468,239	$ 438,290	$ 438,912	$ 463,957	$ 475,726	$ 501,192	$ 523,174	
Gross cumulative redundancy (deficiency)	$ (125,057)	$ (111,287)	$ (105,537)	$ (121,697)	$ (60,731)	$ (6,032)	$ 20,528	$ 43,450	$ 36,211	$ 8,119	

Our net cumulative redundancy (deficiency) set forth in the table above is net of amounts recoverable from our reinsurers, including Reliance Insurance Company, one of our former reinsurers. In 2001, Reliance was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, we recognized losses related to uncollectible amounts from Reliance of $500,000 in 2007, $770,000 in 2005, $260,000 in 2004, $1.3 million in 2003, $2.0 million in 2002 and $17.0 million in 2001. No losses were recognized in 2008 and 2006.

Investments

We derive net investment income from our invested assets. As of December 31, 2009, the carrying value of our investment portfolio, including cash and cash equivalents, was $800.5 million and the fair value of the portfolio was $813.0 million.

Our board of directors has established investment guidelines. The principal priorities of our investment portfolio are to preserve capital and surplus and to provide liquidity. The portfolio's secondary priority is to provide maximized after-tax income. We review our investment portfolio with the investment committee of our board of directors periodically, such review including asset allocation, for compliance with the policy.

In 2009, our fixed maturity portfolio was primarily managed by Prudential Investment Management, Inc., a registered advisory firm and a subsidiary of Prudential Financial, Inc. Effective January 31, 2010, we began to internally manage our fixed maturity portfolio. We also internally manage our equity portfolio.

We classify all of our fixed maturity securities as "held-to-maturity," so we do not reflect any changes in fair value for these securities in our financial statements, unless such changes are deemed to be "other than temporary impairments," in which case such impairments flow through our income statement within the category, "Net realized gains (losses) on investments." We generally seek to limit our holdings in equity securities to the lesser of 10% of the investment portfolio or 30% of shareholders' equity, on a fair value basis.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investments" for further information on the composition and results of our investment portfolio.

The table below shows the carrying values of various categories of securities held in our investment portfolio, the percentage of the total carrying value of our investment portfolio represented by each category and the effective interest rate for the year ended December 31, 2009 based on the carrying value of each category as of December 31, 2009:

	Carrying Value	Percentage of Portfolio	Effective Interest Rate
	(In thousands)		
Fixed maturity securities:			
State and political subdivisions	$ 480,564	60.0%	3.7%
U.S. agency-based mortgage-backed securities	80,260	10.0%	5.3%
Commercial mortgage-backed securities	51,592	6.4%	5.5%
U.S. Treasury securities and obligations of U.S. Government agencies	15,316	1.9%	4.2%
Corporate bonds	30,857	3.9%	4.7%
Asset-backed securities	7,079	0.9%	2.8%
Long-term certificates of deposit	750	0.1%	1.7%
Total fixed maturity securities	666,418	83.2%	4.1%
Equity securities	16,571	2.1%	2.5%
Cash and cash equivalents	63,188	7.9%	0.1%
Short-term investments	54,308	6.8%	1.1%
Total investments, including cash and cash equivalents	$ 800,485	100%	3.5%

As of December 31, 2009, our fixed maturity securities had a carrying value of $666.4 million, which represented 83.2% of the carrying value of our investments, including cash and cash equivalents. For the twelve months ended December 31, 2009, the pre-tax accounting investment yield of our investment portfolio was 3.5% per annum.

The gross unrealized gains and losses on, and the cost and fair value of, our investment portfolio as of December 31, 2009 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Fixed maturity securities, held-to-maturity	$ 666,418	$ 20,854	$ (8,367)	$ 678,905
Equity securities, available-for-sale	14,424	2,270	(123)	16,571
Totals	$ 680,842	$ 23,124	$ (8,490)	$ 695,476

The amortized cost for the fixed maturity securities classified as held-to-maturity includes an unamortized gain of $887,000. This gain resulted in 2004 from the difference between each security's par value and fair value at the date of transfer from available-for-sale to held-to-maturity and is being amortized as a yield adjustment over the respective life of each security.

The table below summarizes the credit quality of our investment portfolio, excluding our equity holdings, as of December 31, 2009, as determined by the middle rating of Moody's, Standard and Poor's, and Fitch.

Credit Rating	Percentage of Total Carrying Value
"AAA"	38.8%
"AA"	41.5%
"A"	15.6%
"BBB"	3.5%
"BB and below"	0.1%
"Unrated Securities"	0.5%
Total	100.0%

As of December 31, 2009, the average composite rating of our investment portfolio, excluding our equity holdings, was "AA."

The table below shows the composition of our fixed maturity securities by remaining time to maturity as of December 31, 2009. For securities that are redeemable at the option of the issuer and have a carrying value that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a carrying value that is less than par value, the maturity used for the table below is the final maturity date.

Remaining Time to Maturity	As of December 31, 2009 Carrying Value	Percentage
	(In thousands)	
Less than one year	$ 29,114	4.4%
One to five years	221,867	33.3%
Five to ten years	130,459	19.6%
More than ten years	146,047	21.9%
U.S. agency-based mortgage-backed securities	80,260	12.0%
Commercial mortgage-backed securities	51,592	7.7%
Asset-backed securities	7,079	1.1%
Total	$ 666,418	100.0%

Reinsurance

We purchase reinsurance to reduce our net liability on individual risks and claims and to protect against catastrophic losses. Reinsurance involves an insurance company transferring to, or ceding, a portion of the exposure on a risk to a reinsurer. The reinsurer assumes the exposure in return for a portion of our premium. The cost and limits of reinsurance we purchase can vary from year to year based upon the availability of quality reinsurance at an acceptable price and our desired level of retention. Retention refers to the amount of risk that we retain for our own account. Under excess of loss reinsurance, covered losses in excess of the retention level up to the limit of the program are paid by the reinsurer. Our excess of loss reinsurance is written in layers, in which our reinsurers accept a band of coverage up to a specified amount. Any liability exceeding the limit of the program reverts to us as the ceding company. Reinsurance does not legally discharge us from primary liability for the full amount due under our policies. However, our reinsurers are obligated to indemnify us to the extent of the coverage provided in our reinsurance agreements.

We believe reinsurance is critical to our business. Our reinsurance purchasing strategy is to protect against unforeseen and/or catastrophic loss activity that would adversely impact our income and capital base. We generally select financially strong reinsurers with an A.M. Best rating of "A–" (Excellent) or better at the time we enter into a reinsurance contract. In addition, to minimize our exposure to significant losses from reinsurer insolvencies, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk on a continual basis.

2010 Excess of Loss Reinsurance Treaty Program

Effective January 1, 2010, we entered into a new excess of loss reinsurance treaty program related to our voluntary and assigned risk business that applies to losses incurred between January 1, 2010 and the date on which our reinsurance agreements are terminated. Our reinsurance treaty program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one claimant, our reinsurance coverage is limited to a maximum of $10.0 million for that claimant, subject to applicable deductibles, retentions and aggregate limits. We have 16 reinsurers participating in our 2010 reinsurance treaty program. Under certain circumstances, including a downgrade of a reinsurer's A.M. Best rating to "B++" (Very Good) or below, such reinsurer may be required to provide us with security for amounts due under the terms of our reinsurance program. This security may take the form of, among other things, cash advances or letters of credit. If security is required because of a ratings downgrade, the form of security must be mutually agreed to between the reinsurer and us.

Our 2010 reinsurance treaty program provides coverage in the following four layers:

- *First Layer.* This layer was part of our 2008 reinsurance treaty program, and is a three-year structured product. It covers losses incurred between January 1, 2008 and January 1, 2011. The treaty affords coverage in two parts up to $4.0 million for each loss occurrence in excess of $1.0 million. Before our reinsurers are obligated to reimburse us under this layer, we are subject to an annual aggregate deductible of $20.0 million under the first part of this coverage and $40.0 million under the second part of this coverage. The limit under the first part of this coverage for all claims, including certain terrorism claims, is $20.0 million in any one year and $40.0 million in the aggregate for all three years covered by this layer. The limit under the second part of this coverage for all claims, including certain terrorism claims, is $20.0 million in the aggregate for all three years covered by this layer. Through December 31, 2009, our losses in this layer had not exceeded the $20 million annual aggregate deductible.

- *Second Layer.* This is a three-year treaty covering losses incurred between January 1, 2009 and January 1, 2012. The treaty affords coverage up to $5.0 million for each loss occurrence in excess of $5.0 million. The aggregate limit for all claims, including terrorism, under this layer is $10.0 million in any one year and $20.0 million in the aggregate for all three years covered by this layer.

- *Third Layer.* Affords coverage up to $40.0 million for each loss occurrence in excess of $10.0 million. The aggregate limit for all claims, including terrorism, under this layer is $80.0 million.

The agreement for both parts of the first layer will terminate on January 1, 2011, the agreement for the second layer will terminate on January 1, 2012 and the third layer of coverage will terminate on January 1, 2011. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements.

At our option, we have the right to commute the reinsurers' obligations under the agreement for the first and second layers of coverage at any time after the end of the applicable terms of the agreements. If we commute the reinsurers' obligations, we are entitled to receive a portion of the premiums that were paid to the reinsurers prior to the effective dates of the applicable commutations, subject to certain adjustments provided in the agreement.

The table below sets forth the reinsurers participating in our 2010 reinsurance program:

Reinsurer	A.M. Best Rating
Arch Reinsurance Company	A
Aspen Insurance Limited	A
Aspen Insurance UK Limited	A
Barbican Syndicate (1)	A
Catlin Underwriting, Inc. (1)	A
Faraday Syndicate (1)	A
Harbor Point Reinsurance US, Inc.	A
Hannover Reinsurance (Ireland) Limited	A
Hannover Ruckversicherung AG	A
Liberty Syndicate (1)	A
Max at Lloyds ApS - Denmark (1)	A
Minnesota Workers' Compensation Reinsurance Association	NR
Munich Reinsurance America, Inc.	A+
Paris Re	A
QBE Syndicate (1)	A
Tokio Millennium Re Ltd	A+

(1) Member of Lloyd's of London syndicate.

Due to the nature of reinsurance, we have receivables from reinsurers that apply to accident years prior to 2009. The table below summarizes our amounts recoverable from reinsurers as of December 31, 2009.

Reinsurer	A.M. Best Rating	Amounts Recoverable as of December 31, 2009
		(In thousands)
Odyssey America Reinsurance Company	A	$ 15,128
Hannover Reinsurance (Ireland) Limited (1)	A	15,042
Aspen Insurance Limited (1)	A	9,460
Minnesota Workers' Compensation Reinsurance Association (1)	NR	7,556
Clearwater Insurance Company	A–	7,209
St. Paul Fire and Marine Insurance Company	A+	6,946
Finial Reinsurance Company	A–	5,927
SCOR Reinsurance Company	A–	5,451
Clearwater Select Insurance Company	A	1,319
American National Insurance Company	A	1,286
Other (30 reinsurers)	—	6,554
Total		$ 81,878

(1) Current participant in our 2010 reinsurance program.

Terrorism Reinsurance

The Terrorism Risk Insurance Act of 2002 (the "2002 Act") was enacted in response to the events of September 11, 2001 and was extended by the Terrorism Risk Insurance Extension Act of 2005 (the "2005 Act") and the Terrorism Risk Insurance Program Reauthorization Act of 2007 (the "2007" Act). The 2002 Act, the 2005 Act and the 2007 Act were designed to ensure the availability of insurance coverage for losses resulting from certain acts of terrorism in the United States. The 2007 Act reauthorizes a federal program, established under the 2002 Act and extended by the 2005 Act, and extends it through the end of 2014. This program provides federal reimbursement to insurance companies for a portion of their losses arising from certain acts of terrorism and requires insurance companies to offer coverage for such acts. The program applies to insured losses arising out of acts that are certified as "acts of terrorism" by the Secretary of the Treasury in concurrence with the Secretary of State and the Attorney General of the United States. In addition, the program does not provide any reimbursement for any portion of aggregate industry-wide insured losses from certified acts of terrorism that exceed $100.0 billion in any one year and is subject to certain other limitations and restrictions.

For insured losses in 2009, each insurance company is responsible for a statutory deductible under the 2007 Act that is equal to 20% of its direct earned property and casualty insurance premiums. For losses occurring in 2010, the U.S. Federal Government will reimburse 85% of an insurance company's covered losses over the statutory deductible. In addition, no federal reimbursement is available unless the aggregate insurance industry-wide losses from a certified act of terrorism exceed $100.0 million for any act of terrorism occurring in 2010. However, there is no relief from the requirement under the 2007 Act that insurance companies offer coverage for certified acts of terrorism if those acts do not cause losses exceeding these threshold amounts and thus do not result in any federal reimbursement payments.

Under the 2007 Act, insurance companies must offer coverage for losses due to certified acts of terrorism in their workers' compensation policies. Moreover, the workers' compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from acts of terrorism, including terrorism that involves the use of nuclear, biological, radioactive or chemical agents. In addition, state law prohibits us from limiting our workers' compensation insurance losses arising from any one catastrophe or any one claimant. We have reinsurance protection in our 2010 reinsurance treaty program that affords coverage for up to $50 million for losses arising from terrorism but excluding nuclear, biological, radiological and chemical attacks, subject to the deductibles, retentions, definitions and aggregate limits.

Technology

We view our internally developed and purchased management information systems as an integral part of our operations and make a substantial ongoing investment in improving our systems. We provide our field premium auditors, field safety professionals and field case managers with computer and communication equipment to more timely and efficiently complete the underwriting process. This technology also helps to facilitate communication and to report and monitor claims. All of our systems development and infrastructure operation and maintenance is performed by our information technology professionals, with limited assistance from outside vendors.

Core Systems

ICAMS. Our internally developed Insurance Claims and Accounting Management System, or ICAMS, is an application designed to administer our workers' compensation insurance business. ICAMS provides comprehensive rating, analysis, quotation, audit, claims, policy issuance, billings, collections and policy-level accounting transaction processes. By combining the information we obtain in our underwriting process with information on claims billing and claims management, we are able to enhance our services to our policyholders.

RealSafe. RealSafe is an internally developed application that supports our field safety professionals, as well as safety, claims and underwriting departments in our home office, by providing risk assessment and reporting of information to support safety and loss control initiatives.

CLAIMExpert. CLAIMExpert is a purchased application utilized by our claims department to assist in work flow management. The application distributes all claims-related mail to the appropriate FCM and allows for the use of multiple cost containment vendors. CLAIMExpert also serves as the file repository for claims-related mail and documents, and is web-accessible by our authorized users.

Integrated Document Management System. Our integrated document management system is a purchased application being used by all of our departments other than Amerisafe General Agency to store, manage, and facilitate the movement of imaged and other electronic documents. The system allows departmental management to closely monitor and modify employee workloads as needed and facilitates consistent document management throughout the company.

Freedom Enterprise. FFS-Enterprise is a Fiserv product that functions as our general ledger and accounts payable systems using an MS SQL database platform. We also use Fiserv companion products for report writing, check printing and annual statement preparation. Transactions can be manually entered into Enterprise, interfaced via an ASCII file, or copied and pasted from a spreadsheet application. Enterprise is set up to accept transaction detail by department, cost center, line of business and state. Enterprise also offers the capability of batch processing, which enables off-peak hour work.

Freedom Reinsurance System (FRS). FRS is a Fiserv product that provides ceded reinsurance processing. Functions performed by FRS include treaty information management, ceded loss billing and collection and reinsurance accounting.

Audit Unplugged. Audit Unplugged is an internally developed application used by our field premium auditors to input information necessary to complete an interim or final premium audit.

Information Warehouse. Information Warehouse is an internally developed SQL Server-based set of OLAP cubes, queries, and processes that extracts operational data from ICAMS and other of our applications and transforms that data for porting to Freedom Enterprise and *fnet.*

fnet. *fnet* is an internally developed data analysis portal. *fnet* is populated by our Information Warehouse, and used throughout our Company to generate key performance statistics.

Underwriting Management System (UMS). UMS is a vendor-sourced internet-based application delivered under the SaaS model (software as a service). UMS was implemented to enhance communication, facilitate information exchange, and increase ease-of-business between the underwriter and independent agent during the quotation process. It is fully integrated with ICAMS.

Operating Systems

We use Microsoft Active Directory services to provide application access, domain authentication and network services. Our server hardware is predominately Compaq/HP, but includes Dell servers as well. Our production servers are under manufacturer warranties.

Business Continuity/Disaster Recovery

Our Storage Area Network solution provides us with continuous operations using mirrored servers and storage situated in two separate corporate buildings, with built-in failover capabilities to minimize business interruption. We utilize software from CommVault for backup and recovery purposes. Incremental backups are performed daily and full system backups are performed weekly. We use on-site storage for daily and weekly backups and off-site storage for full monthly backups.

Competition

The insurance industry, in general, is highly competitive and there is significant competition in the workers' compensation segment of the industry. Competition in the insurance business is based on many factors, including premium rates, policy terms, coverage availability, claims management, safety services, payment terms, types of insurance offered, overall financial strength and financial ratings assigned by independent rating organizations, such as A.M. Best. Some of the insurers with which we compete have significantly greater financial, marketing and management resources than we do. We may also compete with new market entrants in the future.

We believe the workers' compensation market for the hazardous industries we target is more fragmented and to some degree less competitive than other segments of the workers' compensation market. Our competitors include other insurance companies, individual self-insured companies, state insurance pools and self-insurance funds. We estimate that more than 300 insurance companies participate in the workers' compensation market. The insurance companies with which we compete vary by state and by the industries we target. These market conditions are also impacted by lower estimated loss costs adopted by a number of states in which we do business.

Our competitive advantages include our safety service and claims management practices, our A.M. Best rating of "A–" (Excellent), and our ability to reduce claims through implementation of our work safety programs. In addition, we believe that our insurance is competitively priced and our premium rates are typically lower than those for policyholders assigned to the state insurance pools, allowing us to provide a viable alternative for policyholders in those pools.

Ratings

Many insurance buyers and agencies use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. In April 2009, A.M. Best announced that it had affirmed our financial strength rating of "A–" (Excellent). An "A–" rating is the fourth highest of 15 rating categories used by A.M. Best. The rating has a positive outlook for AMERISAFE and our insurance company subsidiaries.

In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated fair value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors.

Employees

As of December 31, 2009, we had 456 full-time employees and two part-time employees. None of our employees are subject to collective bargaining agreements. We believe that our employee relations are good.

Regulation

Holding Company Regulation

Nearly all states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Under these laws, the respective state insurance departments may examine us at any time, require disclosure of material transactions and require prior notice of or approval for certain transactions. All transactions within a holding company system affecting an insurer must have fair and reasonable terms and are subject to other standards and requirements established by law and regulation.

Change of Control

The insurance holding company laws of nearly all states require advance approval by the respective state insurance departments of any change of control of an insurer. "Control" is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change of control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change of control of American Interstate, Silver Oak Casualty or American Interstate of Texas, including a change of control of AMERISAFE, would generally require the party acquiring control to obtain the prior approval of the department of insurance in the state in which the insurance company being acquired is incorporated and may require pre-notification in the states where pre-notification provisions have been adopted. Obtaining these approvals may result in the material delay of, or deter, any such transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of AMERISAFE, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of AMERISAFE might consider to be desirable.

State Insurance Regulation

Insurance companies are subject to regulation and supervision by the department of insurance in the state in which they are domiciled and, to a lesser extent, other states in which they conduct business. American Interstate and Silver Oak Casualty are primarily subject to regulation and supervision by the Louisiana Department of Insurance and Workers' Compensation Commission. American Interstate of Texas is primarily subject to regulation and supervision by the Texas Department of Insurance and Workers' Compensation Commission. These state agencies have broad regulatory, supervisory and administrative powers, including among other things, the power to grant and revoke licenses to transact business, license agencies, set the standards of solvency to be met and maintained, determine the nature of, and limitations on, investments and dividends, approve policy forms and rates in some states, periodically examine financial statements, determine the form and content of required financial statements and periodically examine market conduct.

Detailed annual and quarterly financial statements and other reports are required to be filed with the state insurance departments in all states in which we are licensed to transact business. The financial statements of American Interstate, Silver Oak Casualty and American Interstate of Texas are subject to periodic examination by the department of insurance in each state in which they are licensed to do business.

In addition, many states have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or not renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

Insurance agencies are also subject to regulation and supervision by the state insurance departments in the states in which they are licensed. Our wholly owned subsidiary, Amerisafe General Agency, Inc., is licensed as an insurance agent in 27 states and as a managing general insurance agency in 12 states. Amerisafe General Agency is domiciled in Louisiana and is primarily subject to regulation and supervision by the Louisiana Department of Insurance, which regulates the solicitation of insurance and the qualification and licensing of agents and agencies that may desire to conduct business in Louisiana.

State Insurance Department Examinations

We are subject to periodic examinations by state insurance departments in the states in which we operate. The Louisiana Department of Insurance generally examines each of its domiciliary insurance companies on a triennial basis. American Interstate Insurance Company and Silver Oak Casualty, Inc. underwent an examination in 2009 that covered calendar years 2006 through 2008. American Interstate of Texas was formed in December 2004 and began operations in January 2005. American Interstate Insurance Company has also been notified of a market conduct review by the Missouri Department of Insurance. Under Texas insurance law, American Interstate of Texas will be subject to examination each year in its first three years of operations. American Interstate Insurance Company of Texas is currently undergoing an examination by the Texas Department of Insurance covering calendar year 2008.

Guaranty Fund Assessments

In most of the states where we are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to us at some future date. At this time, we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Residual Market Programs

Many of the states in which we conduct business or intend to conduct business, require that all licensed insurers participate in a program to provide workers' compensation insurance to those employers who have not or cannot obtain coverage from a carrier on a negotiated basis. The level of required participation in such programs is generally determined by calculating the volume of our voluntary business in that state as a percentage of all voluntary business in that state by all insurers. The resulting factor is the proportion of premium we must accept as a percentage of all of premiums in policies included in that state's residual market program.

Companies generally can fulfill their residual market obligations by either issuing insurance policies to employers assigned to them, or participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating companies. We utilize both methods, depending on management's evaluation of the most cost-efficient method to adopt in each state that allows a choice of assigned risk or participation in a pooling arrangement. In 2009, we had assigned risks in four states: Alabama, Alaska, North Carolina and Virginia.

Second Injury Funds

A number of states operate trust funds that reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. The state-managed trust funds are funded through assessments against insurers and self-insurers providing workers' compensation coverage in the applicable state. Our recoveries from state-managed trust funds for the years ended December 31, 2009, 2008 and 2007 were $7.2 million, $4.5 million and $6.1 million, respectively. Our cash paid for assessments to state-managed trust funds for the years ended December 31, 2009, 2008 and 2007 was $3.7 million, $3.8 million and $5.6 million, respectively.

Dividend Limitations

Under Louisiana law, American Interstate and Silver Oak Casualty cannot pay dividends to their shareholders in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period without the prior approval of the Louisiana Commissioner of Insurance. However, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. Based on reported capital and surplus at December 31, 2009, this requirement limits American Interstate's ability to make distributions to AMERISAFE in 2010 to $22.3 million without approval by the Louisiana Department of Insurance. Further, under Texas law, American Interstate of Texas cannot pay dividends to its shareholder in excess of the greater of 10% of statutory surplus, or statutory net income, for the preceding 12-month period without the prior approval of the Texas Commissioner of Insurance.

Federal Law and Regulations

As of December 31, 2009, we derived 2.5% of our voluntary in-force premiums from employers engaged in the maritime industry. As a provider of workers' compensation insurance for employers engaged in the maritime industry, we are subject to the United States Longshore and Harbor Workers' Compensation Act, or the USL&H Act, and the Merchant Marine Act of 1920, or Jones Act. We are also subject to regulations related to the USL&H Act and the Jones Act.

The USL&H Act, which is administered by the U.S. Department of Labor, generally covers exposures on the navigable waters of the United States and in adjoining waterfront areas, including exposures resulting from stevedoring. The USL&H Act requires employers to provide medical benefits, compensation for lost wages, and rehabilitation services to longshoremen, harbor workers and other maritime workers who may suffer injury, disability or death during the course and scope of their employment. The Department of Labor has the authority to require us to make deposits to serve as collateral for losses incurred under the USL&H Act.

The Jones Act is a federal law, the maritime employer provisions of which provide injured offshore workers, or seamen, with a remedy against their employers for injuries arising from negligent acts of the employer or co-workers during the course of employment on a ship or vessel.

Privacy Regulations

In 1999, Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate policies and procedures for managing and protecting certain personal information of our policyholders and to fully disclose our privacy practices to our policyholders. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. In 2000, the National Association of Insurance Commissioners, or the NAIC, adopted the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of policyholder information. We have established policies and procedures intended to ensure that we are in compliance with the Gramm-Leach-Bliley related privacy requirements.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our operations and financial condition.

For information on the Terrorism Risk Act, see "—Reinsurance—Terrorism Reinsurance."

The National Association of Insurance Commissioners

The NAIC is a group formed by state insurance commissioners to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, which we refer to as the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC. The NAIC provides authoritative guidance to insurance regulators on statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its *Accounting Practices and Procedures* manual. The Louisiana and Texas legislatures have adopted these codified statutory accounting practices.

Under Louisiana law, American Interstate and Silver Oak Casualty are required to maintain minimum capital and surplus of $3.0 million. Under Texas law, American Interstate of Texas is required to maintain minimum capital and surplus of $1.0 million. Property and casualty insurance companies are also subject to certain risk-based capital requirements by the NAIC. Under those requirements, the amount of capital and surplus maintained by a property and casualty insurance company is determined based on the various risk factors related to it. As of December 31, 2009, American Interstate, Silver Oak Casualty, and American Interstate of Texas exceeded the minimum risk-based capital requirements.

The key financial ratios of the NAIC's Insurance Regulatory Information System, or IRIS, which ratios were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators' resources. IRIS identifies 13 industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business.

The 2009 IRIS results for American Interstate Insurance Company and Silver Oak Casualty were within expected values. Out of the 13 ratios, American Interstate Insurance Company of Texas' investment yield ratio was outside the expected range by one tenth of a percent. This occurred because current low interest rates affected the reinvestment rate for the portfolio.

Statutory Accounting Principles

Statutory accounting principles, or SAP, are a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer's surplus as regards to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

Generally accepted accounting principles, or GAAP, are concerned with a company's solvency, but are also concerned with other financial measurements, principally income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

Statutory accounting principles established by the NAIC and adopted in part by Louisiana and Texas insurance regulators, determine, among other things, the amount of statutory surplus and statutory net income of American Interstate, Silver Oak Casualty and American Interstate of Texas and thus determine, in part, the amount of funds that are available to pay dividends to AMERISAFE.

Website Information

Our corporate website is located at *www.amerisafe.com*. Our Annual Report on Form 10-K, annual proxy statement and related proxy card will be made available on our web site at the same time they are mailed to shareholders. Our quarterly reports on Form 10-Q, periodic reports on Form 8-K and amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through our website, free of charge, as soon as reasonably practicable after they have been electronically filed or furnished to the Securities and Exchange Commission, or the SEC. Our website also provides access to reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Securities Exchange Act of 1934. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the standing committees of our board of directors are available on our website. The information on our website is not incorporated by reference into this report. In addition, the SEC maintains a website, *www.sec.gov*, which contains reports, proxy and information statements and other information that we file electronically with the SEC.

Executive Officers of the Registrant

The table below sets forth information about our executive officers and key employees as of March 1, 2010.

Name	Age	Position
Executive Officers		
C. Allen Bradley, Jr.	58	Chairman, President and Chief Executive Officer
Geoffrey R. Banta	60	Chief Operating Officer
G. Janelle Frost	39	Executive Vice President and Chief Financial Officer
Brendan D. Gau	35	Executive Vice President and Chief Investment Officer
Craig P. Leach	60	Executive Vice President, Sales and Marketing
David O. Narigon	57	Executive Vice President
Todd R. Walker	53	Executive Vice President, General Counsel and Secretary
Key Employees		
Allan E. Farr	51	Senior Vice President, Enterprise Risk Management
Vincent J. Gagliano	37	Senior Vice President, Information Technology
Kelly R. Goins	44	Senior Vice President, Underwriting Operations
Cynthia P. Harris	56	Senior Vice President, Human Resources/Client Services
Leon J. Lagneaux	58	Senior Vice President, Safety Operations
Henry O. Lestage, IV	49	Senior Vice President, Claims Operations

C. Allen Bradley, Jr. has served as Chairman of our board of directors since October 2005, our President since November 2002, our Chief Executive Officer since December 2003 and a Director since June 2003. From November 2002 until December 2003 he served as our Chief Operating Officer. Since joining our company in

1994, Mr. Bradley has had principal responsibility for the management of our underwriting operations (December 2000 through June 2005) and safety services (September 2000 through November 2002) and has served as our General Counsel (September 1997 through December 2003) and Secretary (September 1997 through November 2002). Prior to joining our company, he was engaged in the private practice of law.

Geoffrey R. Banta has served as our Chief Operating Officer since November 2008. From December 2003 to October 2008, he served as Executive Vice President and Chief Financial Officer. Prior to joining our company in 2003, he held the positions of President and Chief Executive Officer from 2001 until November 2003, and Chief Operating Officer from 1996 until 2001, at Scruggs Consulting, an actuarial and management consulting firm. From 1994 to 1996, Mr. Banta was Chief Financial Officer of the Atlanta Casualty Companies, an issuer of non-standard auto insurance whose holding company was a subsidiary of American Financial Group, Inc.

G. Janelle Frost has served as our Executive Vice President and Chief Financial Officer since November 2008. Prior to becoming Chief Financial Officer, Ms. Frost served as Controller since May 2004 and Vice President since May 2006. She has been employed with our company since 1992 and served as Assistant Vice President from May 2004 to May 2006 and Deputy Controller from 1998 to April 2004.

Brendan D. Gau has served as our Executive Vice President and Chief Investment Officer since June 2009. Prior to joining our company, Mr. Gau was employed by AIM Capital Management, where he held the positions of Financial Analyst, Portfolio Analyst and Senior Portfolio Manager from 1996 until 2009.

Craig P. Leach has served as our Executive Vice President, Sales and Marketing since November 2002. He has served in a variety of sales and key marketing positions within our company since beginning his insurance career with a predecessor to our company in 1980, including Senior Vice President, Sales and Marketing from 1997 until November 2002.

David O. Narigon has served as an Executive Vice President with responsibility for Claims and Premium Audit since September 2006. Prior to joining our company, he provided consulting, mediation, arbitration and expert witness services to the insurance industry through his company, Narigon Consulting & Settlement Services, from March 2005 until August 2006. Prior to March 2005, Mr. Narigon was employed by EMC Insurance Companies where he held the positions of Vice President, Claims from 1988 to June 1998 and Senior Vice President, Claims from June 1998 until March 2005, and President of EMC Risk Services from 1993 until March 2005. As previously announced, Mr. Narigon has resigned from his position with the Company effective as of March 15, 2010.

Todd R. Walker has served as our Executive Vice President, General Counsel and Secretary since September 2006. From 2002 through September 2006, he was engaged in the private practice of law. Prior to 2002, Mr. Walker held various legal positions with Ultramar Diamond Shamrock Corp., a New York Stock Exchange listed refining and marketing company, where he had been employed since 1987.

Allan E. Farr has served as our Senior Vice President, Enterprise Risk Management since April 2004. He has been employed with our company since 1998 and served as Vice President, Underwriting Services from 1999 until 2004.

Vincent J. Gagliano has served as our Senior Vice President, Information Technology, since September 2009. He has been employed with our company since 2001 and during this time, he has served as Senior Business Analyst, Director of Business Intelligence, Assistant Vice President of Business Intelligence, and Vice President, Operations Analysis.

Kelly R. Goins has served as our Senior Vice President, Underwriting Operations since March 2005. She has been employed with our company since 1986 and served as Vice President, Underwriting Operations from 2000 until March 2005.

Cynthia P. Harris has served as our Senior Vice President, Human Resources/Client Services since January 2003. She has been employed with our company since 1977 and served as Vice President, Policyholder Services and Administration from 1992 until December 2002.

Leon J. Lagneaux has served as our Senior Vice President, Safety Operations since March 2005. He has been employed with our company since 1994 and served as Vice President, Safety Operations from 1999 until March 2005.

Henry O. Lestage, IV has served as our Senior Vice President, Claims Operations since September 2000. He has been employed with our company since 1987 and served as Vice President, Claims Operations from 1998 until 2000.

Item 1A. Risk Factors.

In evaluating our company, the factors described below should be considered carefully. The occurrence of one or more of these events could significantly and adversely affect our business, prospects, financial condition, results of operations and cash flows.

Risks Related to Our Business

A decline in the level of business activity of our policyholders, particularly those engaged in the construction, trucking and agricultural industries, could negatively affect our earnings and profitability.

In 2009, 66.0% of our gross premiums written were derived from policyholders in the construction, trucking and agriculture industries. Because premium rates are calculated, in general, as a percentage of a policyholder's payroll expense, premiums fluctuate depending upon the level of business activity and number of employees of our policyholders. As a result, our gross premiums written are primarily dependent upon economic conditions in the construction, trucking and agricultural industries and upon economic conditions generally.

Economic activity began to decline in the latter part of 2007. and this decline continued through 2008 and 2009. We believe this slowdown in work activity will continue in 2010. We believe that existing economic conditions will continue to adversely affect our reported gross premiums written and revenues.

Current economic conditions could adversely affect our financial condition and results of operations.

The economic downturn experienced throughout the United States in 2009 is expected to continue in 2010. Negative trends in business investment, consumer confidence and spending, the significant declines and volatility of the capital markets, the availability of credit and the rate of unemployment can adversely affect our business. A prolonged economic downturn could adversely impact our future growth and profitability. Although we continue to closely monitor market conditions, we cannot predict future conditions or their impact on our premium volume, the value of our investment portfolio and our financial performance. As a result of these existing economic conditions, we could experience future decreases in business activity and incur additional realized and unrealized losses in our investment portfolio, both of which could adversely affect our financial condition and results of operations.

In addition, certain actions taken by the U.S. government to stimulate the economy and stabilize the financial markets have directly impacted the property and casualty insurance industry and our competitors. Additional measures in this regard could negatively impact our financial condition and the competitive landscape.

Our loss reserves are based on estimates and may be inadequate to cover our actual losses.

We record reserves for estimated losses under insurance policies we write and for loss adjustment expenses related to the investigation and settlement of claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain.

Our pre-tax income for any period is impacted by establishing new reserves as well as changes in estimates for previously reported reserves. Our focus on writing workers' compensation insurance for employers engaged in hazardous industries results in our experiencing fewer, but more severe, claims. The ultimate cost of resolving severe claims is difficult to predict, particularly in the period shortly after the injury occurs. Substantial judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical data can be impacted by external forces, principally frequency and severity of unreported claims, length of time to achieve ultimate settlement of claims, inflation in medical costs and wages, insurance policy coverage interpretations, jury determinations, and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If there are unfavorable changes affecting our assumptions, our reserves may need to be increased. When a reserve estimate is increased, the change decreases pre-tax income by a corresponding amount.

Workers' compensation claims often are paid over a long period of time. In addition, there are no policy limits on our liability for workers' compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers' compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes will result in adjustments to our reserves and our loss and loss adjustment expenses incurred in the period in which the estimates are changed.

Negative developments in the workers' compensation insurance industry could adversely affect our financial condition and results of operations.

We principally offer workers' compensation insurance. We have no current plans to focus our efforts on offering other types of insurance. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers' compensation insurance industry could have an adverse effect on our financial condition and results of operations. Negative developments in the workers' compensation insurance industry could have a greater effect on insurance companies that sell multiple types of insurance.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

There is significant competition in the workers' compensation insurance industry. We believe that our competition in the hazardous industries we target is fragmented and not dominated by one or more competitors. We compete with other insurance companies, state insurance pools and self-insurance funds. Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. Moreover, a number of these competitors offer other types of insurance in addition to workers' compensation and can provide insurance nationwide.

We compete on the basis of many factors, including coverage availability, claims management, safety services, payment terms, premium rates, policy terms, types of insurance offered, overall financial strength, financial ratings and reputation. If any of our competitors offer premium rates, policy terms or types of insurance that are more competitive than ours, we could lose market share. No assurance can be given that we will maintain our current competitive position in the markets in which we currently operate or that we will establish a competitive position in new markets into which we may expand.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Investment income is an important component of our net income. As of December 31, 2009, our investment portfolio, including cash and cash equivalents, had a carrying value of $800.5 million. For the year ended December 31, 2009 we had $28.0 million of net investment income. Our investment portfolio is managed under investment guidelines approved by our board of directors, and is made up predominately of fixed maturity securities and cash and cash equivalents. Although our investment guidelines emphasize capital preservation and liquidity, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations, market illiquidity and market volatility. General economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.

Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Changes in interest rates could have an adverse effect on the value of our investment portfolio and future investment income. Unprecedented low interest rates experienced in 2009 and 2008 have had, and will continue to have, an adverse effect on our investment income. Additionally, changes in interest rates can expose us to prepayment risks on mortgage-backed securities included in our investment portfolio.

Similarly, during periods of market disruption such as we have experienced since late 2008, including periods of rapidly widening credit spreads or illiquidity, the fair values of certain of our fixed maturity securities, such as asset-backed and commercial mortgage-backed securities, could be deemed to be other-than-temporarily impaired, even though we have the intent not to sell these securities and it is not more likely than not that we will be required to sell these securities. Further, rapidly changing and unprecedented equity market conditions could materially impact the valuation of the equity securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Although we did not have any other-than-temporary impairments in 2009, we cannot assure you that our investment portfolio will not suffer other-than-temporary investment losses.

These and other factors affect the capital markets and, consequently, the value of our investment portfolio and our future investment income. Any significant decline in our investment income would adversely affect our revenues and net income.

The workers' compensation insurance industry is cyclical in nature, which may affect our overall financial performance.

The financial performance of the workers' compensation insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers' compensation insurance companies generally tends to follow this cyclical market pattern. In 2008 and 2009, the workers' compensation industry experienced both decreasing loss costs in most of the states in which we write business and intense price competition. Because this market cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. We expect these cyclical patterns will cause our revenues and net income to fluctuate, which may cause the price of our common stock to be more volatile.

If we do not appropriately establish our premium rates, our results of operations will be adversely affected.

In general, the premium rates for our insurance policies are established when coverage is initiated and, therefore, before all of the underlying costs are known. Like other workers' compensation insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate rates is necessary to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses, and to earn an underwriting profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premium rates to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. For example, when initiating coverage on a policyholder, we estimate future claims expense based, in part, on prior claims information provided by the policyholder's previous insurance carriers. If this prior claims information is not accurate, we may underprice our policy by using claims estimates that are too low. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums. In order to set premium rates appropriately, we must:

- collect and properly analyze a substantial volume of data;
- develop, test and apply appropriate rating formulae;

- closely monitor and timely recognize changes in trends; and
- project both frequency and severity of losses with reasonable accuracy.

We must also implement our pricing accurately in accordance with our assumptions. Our ability to undertake these efforts successfully, and as a result set premium rates accurately, is subject to a number of risks and uncertainties, principally:

- insufficient reliable data;
- incorrect or incomplete analysis of available data;
- uncertainties generally inherent in estimates and assumptions;
- the complexity inherent in implementing appropriate rating formulae or other pricing methodologies;
- costs of ongoing medical treatment;
- uncertainties inherent in accurately estimating retention, investment yields, and the duration of our liability for loss and loss adjustment expenses; and
- unanticipated court decisions, legislation or regulatory action.

Consequently, we could set our premium rates too low, which would negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our competitiveness and lead to lower revenues.

If we are unable to obtain reinsurance on favorable terms, our ability to write policies could be adversely affected.

We purchase reinsurance to protect us from the impact of large losses. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk by sharing premiums with another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Our 2010 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one claimant, our reinsurance coverage is limited to $10.0 million for any single claimant, subject to applicable deductibles, retentions and aggregate limits.

Our 2010 program calls for us to retain the first $1.0 million of each loss. For losses between $1.0 million and $5.0 million, we are subject to an annual aggregate deductible of $20.0 million before our reinsurers are obligated to reimburse us. The three year aggregate limit for all claims for losses between $1.0 million and $5.0 million is $40.0 million for Part A and $20.0 million for Part B. For losses between $5.0 million and $10.0 million, the three year aggregate limit for all claims for losses between $5.0 million and $10.0 million is $20.0 million. See “Business—Reinsurance.”

The availability, amount, and cost of reinsurance are subject to market conditions and our experience with insured losses. As a result, any material changes in market conditions or our loss experience could adversely affect our financial performance.

If any of our current reinsurers were to terminate participation in our reinsurance treaty program, we could be exposed to an increased risk of loss.

The 2010 reinsurance treaty program’s first casualty excess of loss layers will terminate on January 1, 2011. The second casualty excess of loss and casualty catastrophe layers will terminate on January 1, 2012. When our reinsurance treaty program is terminated and we enter into a new program, any decrease in the amount of reinsurance at the time we enter into a new program, whether caused by the existence of more restrictive terms and conditions or decreased availability, will also increase our risk of loss and, as a result, could adversely affect our business, financial condition and results of operations. We currently have 16 reinsurers participating in our reinsurance treaty program, and we believe that this is a sufficient number of reinsurers to provide us with the reinsurance coverage we require. However, it is possible that one or more of our current reinsurers could terminate participation in our program. Regarding the first casualty excess of loss treaty, it is possible that one or more of our current reinsurers could terminate continued participation in this loss layer. In addition, we may terminate the participation of one or more of our reinsurers under certain circumstances as permitted by the terms of our reinsurance agreements. In any of these events, if our reinsurance broker is unable to reallocate the terminated reinsurance among the remaining reinsurers in the program, it could take a significant period of time to identify and negotiate agreements with one or more replacement reinsurers. During this period, we would be exposed to an increased risk of loss, the extent of which would depend on the coverage previously provided by the terminated reinsurance.

We may not be able to recover amounts due from our reinsurers, which would adversely affect our financial condition.

Reinsurance does not discharge our obligations under the insurance policies we write. We remain liable to our policyholders even if we are unable to make recoveries that we are entitled to receive under our reinsurance contracts. As a result, we are subject to credit risk with respect to our reinsurers. Losses are recovered from our reinsurers as claims are paid. In long-term workers' compensation claims, the creditworthiness of our reinsurers may change before we recover amounts to which we are entitled. Therefore, if a reinsurer is unable to meet any of its obligations to us, we would be responsible for all claims and claim settlement expenses for which we would have otherwise received payment from the reinsurer.

In the past, we have been unable to recover amounts from our reinsurers. In 2001, Reliance Insurance Company, one of our former reinsurers, was placed under regulatory supervision by the Pennsylvania Insurance Department and was subsequently placed into liquidation. As a result, between 2001 and December 31, 2009, we recognized losses related to uncollectible amounts due from Reliance aggregating $21.8 million.

As of December 31, 2009, we had $81.9 million of recoverables from reinsurers. Of this amount, $53.0 million was unsecured. As of December 31, 2009, our largest recoverables from reinsurers included $15.1 million from Odyssey America Reinsurance Company, $15.0 million from Hannover Reinsurance (Ireland) Limited and $9.5 million from Aspen Insurance Limited. If we are unable to collect amounts recoverable from our reinsurers, our financial condition would be adversely impacted.

Because we are subject to extensive state and federal regulation, legislative changes may negatively impact our business.

We are subject to extensive regulation by the Louisiana Department of Insurance and the insurance regulatory agencies of other states in which we are licensed and, to a lesser extent, federal regulation. State agencies have broad regulatory powers designed primarily to protect policyholders and their employees, and not our shareholders. Regulations vary from state to state, but typically address:

- standards of solvency, including risk-based capital measurements;
- restrictions on the nature, quality and concentration of our investments;
- restrictions on the terms of the insurance policies we offer;
- restrictions on the way our premium rates are established and the premium rates we may charge;
- required reserves for unearned premiums and loss and loss adjustment expenses;
- standards for appointing general agencies;

- limitations on transactions with affiliates;
- restrictions on mergers and acquisitions;
- restrictions on the ability of our insurance company subsidiaries to pay dividends to AMERISAFE;
- certain required methods of accounting; and
- potential assessments for state guaranty funds, second injury funds and other mandatory pooling arrangements.

We may be unable to comply fully with the wide variety of applicable laws and regulations that are continually undergoing revision. In addition, we follow practices based on our interpretations of laws and regulations that we believe are generally followed by our industry. These practices may be different from interpretations of insurance regulatory agencies. As a result, insurance regulatory agencies could preclude us from conducting some or all of our activities or otherwise penalize us. For example, in order to enforce applicable laws and regulations or to protect policyholders, insurance regulatory agencies have relatively broad discretion to impose a variety of sanctions, including examinations, corrective orders, suspension, revocation or denial of licenses, and the takeover of one or more of our insurance subsidiaries. The extensive regulation of our business may increase the cost of our insurance and may limit our ability to obtain premium rate increases or to take other actions to increase our profitability.

A downgrade in our A.M. Best rating would likely reduce the amount of business we are able to write.

Rating agencies evaluate insurance companies based on their ability to pay claims. We are currently assigned a group letter rating of "A–" (Excellent) from A.M. Best, which is the rating agency that we believe has the most influence on our business. This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers "A–" rated companies to have an excellent ability to meet their ongoing obligations to policyholders. The ratings of A.M. Best are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. A.M. Best ratings are directed toward the concerns of policyholders and insurance agencies and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Our competitive position relative to other companies is determined in part by our A.M. Best rating. Any downgrade in our rating would likely adversely affect our business through the loss of certain existing and potential policyholders and the loss of relationships with certain independent agencies.

A downgrade in the A.M. Best rating of one or more of our significant reinsurers could adversely affect our financial condition.

Our financial condition could be adversely affected if the A.M. Best rating of one or more of our significant reinsurers is downgraded. For example, our A.M. Best rating may be downgraded if our amounts recoverable from a reinsurer are significant and the A.M. Best rating of that reinsurer is downgraded. If one of our reinsurers suffers a rating downgrade, we may consider various options to lessen the impact on our financial condition, including commutation, novation and the use of letters of credit to secure amounts recoverable from reinsurers. However, these options may result in losses to our company, and there can be no assurance that we could implement any of these options.

Our business is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with the independent agencies that sell our insurance.

Our success is dependent on the efforts of our executive officers because of their industry expertise, knowledge of our markets and relationships with our independent agencies. We have entered into employment agreements with each of our executive officers. Those agreements expire in March 2011 except for Mr. Gau's agreement which expires June 2012, in each case, unless extended. Should any of our executive officers cease working for us, we may be unable to find acceptable replacements with comparable skills and experience in the workers' compensation insurance industry and the hazardous industries that we target. As a result, our operations may be disrupted and our business may be adversely affected. We do not currently maintain life insurance policies with respect to our executive officers.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until after we have issued insurance policies that are affected by the changes. As a result, the full extent of our liability under an insurance policy may not be known until many years after the policy is issued. For example, medical costs associated with permanent and partial disabilities may increase more rapidly or be higher than we currently expect. Changes of this nature may expose us to higher claims than we anticipated when we wrote the underlying policy.

If we cannot sustain our relationships with independent agencies, we may be unable to operate profitably.

We market a substantial portion of our workers' compensation insurance through independent agencies. As of December 31, 2009, independent agencies produced 91.3% of our voluntary in-force premiums. No independent agency accounted for more than 0.8% of our voluntary in-force premiums at that date. Independent agencies are not obligated to promote our insurance and may sell insurance offered by our competitors. As a result, our continued profitability depends, in part, on the marketing efforts of our independent agencies and on our ability to offer workers' compensation insurance and maintain financial strength ratings that meet the requirements of our independent agencies and their policyholders.

An inability to effectively manage the growth of our operations could make it difficult for us to compete and could affect our ability to operate profitably.

Our continuing growth strategy includes expanding in our existing markets, entering new geographic markets and further developing our agency relationships. Our growth strategy is subject to various risks, including risks associated with our ability to:

- profitably increase our business in existing markets;
- identify profitable new geographic markets for entry;
- attract and retain qualified personnel for expanded operations;
- identify, recruit and integrate new independent agencies; and
- augment our internal operations and systems as we expand our business.

We may require additional capital in the future, which may not be available to us or may be available only on unfavorable terms.

Our future capital requirements will depend on many factors, including state regulatory requirements, the financial stability of our reinsurers and our ability to write new business and establish premium rates sufficient to cover our estimated claims. We may need to raise additional capital or curtail our growth if the capital of our insurance subsidiaries is insufficient to support future operating requirements and/or cover claims. If we had to raise additional capital, equity or debt financing might not be available to us or might be available only on terms that are not favorable. Future equity offerings could be dilutive to our shareholders and the equity securities issued in any offering may have rights, preferences and privileges senior to our common stock.

If we cannot obtain adequate capital on favorable terms or at all, we may be unable to support future growth or operating requirements and, as a result, our business, financial condition or results of operations could be adversely affected.

As an insurance holding company, AMERISAFE is dependent on the results of operations of its insurance subsidiaries, and our Company's ability to pay dividends depends on the regulatory and financial capacity of its subsidiaries to pay dividends to AMERISAFE.

AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate Insurance Company. AMERISAFE's primary assets are the capital stock of these operating subsidiaries. The ability of AMERISAFE to pay dividends to our shareholders depends upon the surplus and earnings of our subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds, and could be subject to contractual restrictions in the future, including those imposed by indebtedness we may incur in the future. As a result, AMERISAFE may not be able to receive dividends from its insurance subsidiaries and may not receive dividends in amounts necessary to pay dividends on our capital stock. Based on reported capital and surplus at December 31, 2009, American Interstate is permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2010 in an amount up to $22.3 million without approval by the Louisiana Department of Insurance.

Assessments and premium surcharges for state guaranty funds, second injury funds and other mandatory pooling arrangements may reduce our profitability.

Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, most of which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. See "Business—Regulation" in Item 1 of this report. Accordingly, the assessments levied on us may increase as we increase our written premium. Some states also have laws that establish second injury funds to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. These funds are supported by either assessments or premium surcharges based on case incurred losses.

In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those employers who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for obligations we may have under these pooling arrangements, we may not be successful in estimating our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits.

At December 31, 2009, we participated in mandatory pooling arrangements in 19 states and the District of Columbia. As we write policies in new states that have mandatory pooling arrangements, we will be required to participate in additional pooling arrangements. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

We may have exposure to losses from terrorism for which we are required by law to provide coverage.

When writing workers' compensation insurance policies, we are required by law to provide workers' compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Our 2010 reinsurance treaty program affords limited coverage for up to $50.0 million for losses arising from terrorism, subject to applicable deductibles, retentions and aggregate limits.

Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Extension Act of 2007, the risk of severe losses to us from acts of terrorism has not been eliminated because our reinsurance treaty program includes various sub-limits and exclusions limiting our reinsurers' obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition. In addition, the Terrorism Risk Insurance Extension Act of 2007 is set to expire on December 31, 2014. If this law is not extended or replaced by legislation affording a similar level of protection to the insurance industry against insured losses arising out of acts of terrorism, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to losses arising from acts of terrorism.

Risks Related to Our Common Stock

Our revenues and results of operations may fluctuate as a result of factors beyond our control, which fluctuation may cause the price of our common stock to be volatile.

The revenues and results of operations of our insurance subsidiaries historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

- rising levels of claims costs, including medical and prescription drug costs, that we cannot anticipate at the time we establish our premium rates;
- fluctuations in interest rates, inflationary or deflationary pressures and other changes in the investment environment that affect returns on our invested assets;
- changes in the frequency or severity of claims;
- the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital capacity;
- new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;
- volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and
- price competition.

If our revenues and results of operations fluctuate as a result of one or more of these factors, the price of our common stock may become more volatile.

The trading price of our common stock may decline.

The trading price of our common stock may decline for many reasons, some of which are beyond our control, including, among others:

- our results of operations;
- changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;

- results of operations that vary from those expected by securities analysts and investors;

- developments in the healthcare or insurance industries;

- changes in laws and regulations;

- announcements of claims against us by third parties;

- future issuances or sales of our common stock, including issuances upon conversion of our outstanding redeemable preferred stock; and

- current and expected economic conditions.

In addition, the stock market in general has recently experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our common stock, regardless of our actual operating performance.

Securities analysts may discontinue coverage of our common stock or may issue negative reports, which may adversely affect the trading price of our common stock.

There is no assurance that securities analysts will continue to cover our company. If securities analysts do not cover our company, this lack of coverage may adversely affect the trading price of our common stock. The trading market for our common stock relies in part on the research and reports that securities analysts publish about us or our business. If one or more of the analysts who cover our company downgrades our common stock, the trading price of our common stock may decline rapidly. If one or more of these analysts ceases to cover our company, we could lose visibility in the market, which, in turn, could also cause the trading price of our common stock to decline.

Future sales of our common stock may affect the trading price of our common stock and the future exercise of options may lower our stock price.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, will have on the trading price of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the trading price of our common stock and may make it more difficult for you to sell your shares at a time and price that you determine appropriate. As of March 1, 2010, there were 18,906,442 shares of our common stock outstanding. There were also outstanding options exercisable to purchase 1,468,855 shares of our common stock, of which 1,129,855 were granted in November 2005. All options vest 20% each year commencing on the first anniversary of the date of grant. As of December 31, 2009, a total of 1,176,300 stock options had vested.

Provisions of our articles of incorporation and bylaws and the laws of the states of Texas and Louisiana could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

Our articles of incorporation and bylaws contain provisions that may make it more difficult for shareholders to replace or remove directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control of our company that shareholders might consider favorable. Our articles of incorporation and bylaws contain the following provisions that could have an anti-takeover effect:

- election of our directors is classified, meaning that the members of only one of three classes of our directors are elected each year;

- shareholders have limited ability to call shareholder meetings and to bring business before a meeting of shareholders;

- shareholders may not act by written consent, unless the consent is unanimous; and
- our board of directors may authorize the issuance of junior preferred stock with such rights, preferences and privileges as the board deems appropriate.

These provisions may make it difficult for shareholders to replace management and could have the effect of discouraging a future takeover attempt that is not approved by our board of directors, but which individual shareholders might consider favorable.

We are incorporated in Texas. Under the Texas Business Organizations Code, our ability to enter into a business combination with an affiliated shareholder is limited.

In addition, two of our three insurance company subsidiaries, American Interstate and Silver Oak Casualty, are incorporated in Louisiana and the other, American Interstate of Texas, is incorporated in Texas. Under Louisiana and Texas insurance law, advance approval by the state insurance department is required for any change of control of an insurer. "Control" is presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or any entity that controls a domestic insurance company. Obtaining these approvals may result in the material delay of, or deter, any transaction that would result in a change of control.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We own our 45,000 square foot executive offices located in DeRidder, Louisiana. A project to add approximately 12,500 square feet of office space and 3,000 square feet of warehouse space to our existing headquarters building in underway and is scheduled to be completed by the end of 2010. In addition, we lease an additional 12,808 square feet of office space in DeRidder, Louisiana, pursuant to a lease agreement that has been extended for fifteen months to March 31, 2011 at a rental rate of $12,300 per month. We also lease space at other locations for certain of our service and claims representatives.

Item 3. Legal Proceedings.

In the ordinary course of our business, we are involved in the adjudication of claims resulting from workplace injuries. We are not involved presently in any legal or administrative proceedings that we believe are likely to have a materially adverse effect on our business, financial condition or results of operations.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is traded on the NASDAQ Global Select Market under the symbol "AMSF." As of March 1, 2010, there were 27 holders of record of our common stock.

The table below sets forth the reported high and low sales prices of our common stock as quoted on the NASDAQ for the last two fiscal years.

	High	Low
2008		
First Quarter	$ 15.80	$ 12.10
Second Quarter	$ 16.80	$ 12.56
Third Quarter	$ 21.61	$ 15.46
Fourth Quarter	$ 21.61	$ 12.51
2009		
First Quarter	$ 21.97	$ 13.12
Second Quarter	$ 18.10	$ 14.26
Third Quarter	$ 18.02	$ 14.29
Fourth Quarter	$ 19.50	$ 16.35

Dividend Policy

We have not paid cash dividends on our common stock in the prior two years. We currently intend to retain any future earnings to finance our operations, growth or manage capital through share repurchase. As a result, we do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be dependent on our earnings, financial condition, operating results, capital requirements, any contractual, regulatory or other restrictions on the payment of dividends by our subsidiaries to AMERISAFE, and other factors that our board of directors deem relevant.

AMERISAFE is a holding company and has no direct operations. Our ability to pay dividends in the future depends on the ability of our operating subsidiaries to pay dividends to us. Our insurance company subsidiaries are regulated insurance companies and therefore are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. See "Business—Regulation—Dividend Limitations." in Item 1 of this report.

Our existing revolving credit agreement contains covenants that restrict our ability to pay dividends on our common stock without the lender's consent. See "Liquidity and Capital Resources." in Item 7 of this report.

Description of Capital Stock

AMERISAFE is authorized to issue 69,000,000 shares of capital stock, consisting of:

- 3,000,000 shares of preferred stock, par value $0.01 per share, of which:
    - 1,500,000 shares are designated as Series A preferred stock, of which 862,924 shares have been canceled and retired and cannot be reissued; and
    - 1,500,000 shares are designated as Series B preferred stock;

- 500,000 shares of convertible preferred stock, par value $0.01 per share, of which:
  - 300,000 shares are designated as Series C convertible deferred pay preferred stock, all of which have been canceled and cannot be reissued; and
  - 200,000 shares are designated as Series D non-voting convertible deferred pay preferred stock, all of which have been canceled and cannot be reissued;
- 500,000 shares of Series E preferred stock, par value $0.01 per share, of which 317,744 shares have been canceled and retired and cannot be reissued;
- 10,000,000 shares of junior preferred stock, par value $0.01 per share;
- 50,000,000 shares of common stock, par value $0.01 per share; and
- 5,000,000 shares of convertible non-voting common stock, par value $0.01 per share.

As of March 1, 2010, 18,906,442 shares of common stock were outstanding. As of that date, there were no other shares of our capital stock outstanding.

Item 6. Selected Financial Data.

The following tables summarize certain selected financial data that should be read in conjunction with our audited financial statements and accompanying notes thereto for the year ended December 31, 2009 included in this report and "Item. 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except share and per share data)				
Income Statement Data					
Gross premiums written	$ 256,454	$ 307,841	$ 327,761	$ 332,491	$ 290,891
Ceded premiums written	(20,158)	(19,650)	(20,215)	(19,950)	(21,541)
Net premiums written	$ 236,296	$ 288,191	$ 307,546	$ 312,541	$ 269,350
Net premiums earned	$ 250,896	$ 289,493	$ 306,906	$ 299,303	$ 256,568
Net investment income	28,014	30,998	30,208	25,383	16,882
Net realized gains (losses) on investments	2,033	(18,856)	147	7,389	2,272
Fee and other income	1,268	742	1,058	645	561
Total revenues	282,211	302,377	338,319	332,720	276,283
Loss and loss adjustment expenses incurred	163,316	176,389	198,531	199,484	204,056
Underwriting and certain other operating costs (1)	14,092	14,933	26,267	35,024	31,113
Commissions	18,418	20,592	20,352	19,030	16,226
Salaries and benefits	21,447	20,411	18,896	17,234	16,045
Interest expense	1,810	2,460	3,545	3,496	2,844
Policyholder dividends (2)	770	3,504	(367)	6,006	4
Total expenses	219,853	238,289	267,224	280,274	270,288
Income before taxes	62,358	64,088	71,095	52,446	5,995
Income tax expense	15,927	20,242	20,876	15,088	65
Net income	46,431	43,846	50,219	37,358	5,930
Redemption premium	(875)	—	—	—	—
Net income (loss) available to common shareholders	$ 45,556	$ 43,846	$ 50,219	$ 37,358	$ (2,663)
Portion allocable to common shareholders (3)	94.1%	94.0%	94.0%	88.6%	100.0%
Net income (loss) allocable to common shareholders	$ 42,869	$ 41,215	$ 47,211	$ 33,099	$ (2,663)
Diluted earnings per common share equivalent	$ 2.22	$ 2.15	$ 2.47	$ 1.88	$ (1.25)
Diluted weighted average of common share equivalents outstanding	19,268,295	19,141,688	19,079,380	17,594,736	2,129,492
Selected Insurance Ratios					
Current accident year loss ratio (4)	73.8%	68.0%	67.8%	67.4%	71.0%
Prior accident year loss ratio (5)	(8.7)%	(7.1)%	(3.1)%	(0.8)%	8.5%
Net loss ratio	65.1%	60.9%	64.7%	66.6%	79.5%
Net underwriting expense ratio (6)	21.5%	19.3%	21.3%	23.8%	24.7%
Net dividend ratio (2) (7)	0.3%	1.2%	(0.1)%	2.0%	0.0%
Net combined ratio (8)	86.9%	81.4%	85.9%	92.4%	104.2%

	As of December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance Sheet Data					
Cash and cash equivalents	$ 63,188	$ 95,241	$ 47,329	$ 26,748	$ 49,286
Investments	737,297	704,732	711,745	638,780	533,618
Amounts recoverable from reinsurers	81,878	67,763	77,272	109,603	122,562
Premiums receivable, net	151,570	156,567	152,150	144,384	123,934
Deferred income taxes	28,489	33,580	26,418	29,466	22,413
Deferred policy acquisition costs	18,128	20,289	18,414	18,486	16,973
Deferred charges	3,030	3,381	3,553	3,548	3,182
Total assets	1,118,809	1,107,833	1,061,853	994,146	892,320
Reserves for loss and loss adjustment expenses	534,655	531,293	537,403	519,178	484,485
Unearned premiums	122,500	137,100	138,402	137,761	124,524
Insurance-related assessments	40,072	42,505	42,234	40,886	35,135
Debt	36,090	36,090	36,090	36,090	36,090
Redeemable preferred stock (9)	—	25,000	25,000	25,000	50,000
Shareholders' equity	302,417	253,272	208,570	158,784	97,346

(1) Includes policy acquisition expenses and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2) In 2007, includes a net $1.3 million reduction of dividends accrued for policyholders in Florida. Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida in a consecutive three-year period.

(3) Reflects the participation rights of our redeemable preferred stock, which was redeemed on December 31, 2009. See Note 12 to our audited financial statements.

(4) The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year's net premiums earned.

(5) The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year's net premiums earned.

(6) The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries, and benefits by the current year's net premiums earned.

(7) The net dividend ratio is calculated by dividing policyholder dividends by the current year's net premiums earned.

(8) The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(9) Represents our Series C and Series D redeemable preferred stock. In November 2006, 250,000 shares of Series C preferred stock were converted into shares of common stock by the holders in connection with a secondary public offering of our common stock. Effective as of December 31, 2009, we redeemed all then-outstanding shares of Series C and Series D redeemable preferred stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 8 of this report. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described in Item 1A of this report. These factors could cause our actual results in 2010 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

AMERISAFE is a holding company that markets and underwrites workers' compensation insurance through its insurance subsidiaries. Workers' compensation insurance covers statutorily prescribed benefits that employers are obligated to provide to their employees who are injured in the course and scope of their employment. Our business strategy is focused on providing this coverage to small to mid-sized employers engaged in hazardous industries, principally construction, trucking and agriculture. Employers engaged in hazardous industries pay substantially higher than average rates for workers' compensation insurance compared to employers in other industries, as measured per payroll dollar. The higher premium rates are due to the nature of the work performed and the inherent workplace danger of our target employers. Hazardous industry employers also tend to have less frequent but more severe claims as compared to employers in other industries due to the nature of their businesses. We provide proactive safety reviews of employers' workplaces. These safety reviews are a vital component of our underwriting process and also promote safer workplaces. We utilize intensive claims management practices that we believe permit us to reduce the overall cost of our claims. In addition, our audit services ensure that our policyholders pay the appropriate premiums required under the terms of their policies and enable us to monitor payroll patterns that cause underwriting, safety or fraud concerns. We believe that the higher premiums typically paid by our policyholders, together with our disciplined underwriting and safety, claims and audit services, provide us with the opportunity to earn attractive returns for our shareholders.

We actively market our insurance in 30 states and the District of Columbia through independent agencies, as well as through our wholly owned insurance agency subsidiary. We are also licensed in an additional 17 states and the U.S. Virgin Islands.

One of the key financial measures that we use to evaluate our operating performance is return on average equity. We calculate return on average equity by dividing annual net income by the average of annual shareholders' equity plus redeemable preferred stock. Our return on average equity was 16.0% in 2009, 17.1% in 2008 and 24.1% in 2007.

Investment income is an important element of our net income. Because the period of time between our receipt of premiums and the ultimate settlement of claims is often several years or longer, we are able to invest cash from premiums for significant periods of time. As a result, we are able to generate more investment income from our premiums as compared to insurance companies that operate in other lines of business that pay claims more quickly. From December 31, 2005 to December 31, 2009, our investment portfolio, including cash and cash equivalents, increased from $582.9 million to $800.5 million and produced net investment income of $28.0 million in 2009, $31.0 million in 2008 and $30.2 million in 2007.

The use of reinsurance is an important component of our business strategy. We purchase reinsurance to protect us from the impact of large losses. Our reinsurance program for 2010 includes 16 reinsurers that provide coverage to us in excess of a certain specified loss amount, or retention level. Our 2010 reinsurance program provides us with reinsurance coverage for each loss occurrence up to $50.0 million, subject to applicable deductibles, retentions and aggregate limits. However, for any loss occurrence involving only one claimant, our reinsurance coverage is limited to $10.0 million for any single claimant, subject to applicable deductibles, retentions and aggregate limits. Our 2010 program calls for us to retain the first $1.0 million of each loss. For losses between $1.0 million and $5.0 million, we are subject to an annual aggregate deductible of $20.0 million before our reinsurers are obligated to reimburse us. The aggregate limit for all claims for losses between $1.0 million and $5.0 million has two parts, as fully described in "Business—Reinsurance" in Item 1 of this report. For losses between $5.0 million and $10.0 million, the three year aggregate limit is $20.0 million. As losses are incurred and recorded, we record amounts recoverable from reinsurers for the portion of the losses ceded to our reinsurers.

Our most significant balance sheet liability is our reserve for loss and loss adjustment expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances. Reserves are based on estimates of the most likely ultimate cost of individual claims. These estimates are inherently uncertain. In addition, there are no policy limits on the liability for workers' compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers' compensation claims may be more uncertain than estimating reserves for other types of insurance claims with shorter or more definite periods between occurrence of the claim and final determination of the loss and with policy limits on liability for claim amounts.

Our focus on providing workers' compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers' compensation insurance companies. Severe claims, which we define as claims having an estimated ultimate cost of more than $500,000, usually have a material effect on each accident year's loss reserves (and our reported results of operations) as a result of both the number of severe claims reported in any year and the timing of claims in the year. As a result of our focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers' compensation insurance companies.

For example, for the five-year period ended December 31, 2009 we had recorded 166 severe claims, or an average of 33 severe claims per year for accident years 2005 through 2009. The number of severe claims reported in any one accident year as of December 31, 2009 ranged from a low of 26 in 2008 to a high of 39 in 2007. The average reported severity for these claims ranged from $830,000 for the 2006 accident year to $1.3 million for the 2009 accident year. For the five accident years, these severe claims by themselves accounted for an average of 11.8 percentage points of our overall loss and loss adjustment expense ("LAE") ratio, measured at December 31, 2009.

Further, the ultimate cost of severe claims is more difficult to estimate, principally due to uncertainties as to medical treatment and outcome and the length and degree of disability. Because of these uncertainties, the estimate of the ultimate cost of severe claims can vary significantly as more information becomes available. As a result, at year end, the case reserve for a severe claim reported early in the year may be more accurate than the case reserve established for a severe claim reported late in the year.

A key assumption used by management in establishing loss reserves is that average per claim case incurred loss and loss adjustment expenses will increase year over year. We believe this increase primarily reflects medical and wage inflation. However, changes in per claim case incurred loss and loss adjustment expenses can also be affected by frequency of severe claims in the applicable accident years.

As more fully described in "Business—Loss Reserves" in Item 1 of this report, the estimate for loss and loss adjustment expenses is established based upon management's analysis of historical data, and factors and trends derived from that data, including claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. This analysis includes reviews of case reserves for individual open severe claims in the current and prior years. Management reviews the outcomes from actuarial analyses to confirm the reasonableness of its reserve estimate.

Substantial judgment is required to determine the relevance of our historical experience and industry information under current facts and circumstances. The interpretation of this historical and industry data can be impacted by external forces, principally frequency and severity of unreported claims, length of time to achieve ultimate settlement of claims, inflation in medical costs and wages, insurance policy coverage interpretations, jury determinations and legislative changes. Accordingly, our reserves may prove to be inadequate to cover our actual losses. If we change our estimates, these changes would be reflected in our results of operations during the period in which they are made, with increases in our reserves resulting in decreases in our earnings.

Our gross reserves for loss and loss adjustment expenses at December 31, 2009, 2008 and 2007 were $534.7 million, $531.3 million and $537.4 million, respectively. As a percentage of gross reserves at year end, IBNR represented 20.9% in 2009, 26.2% in 2008 and 23.8% in 2007.

In 2009, we decreased our estimates for prior year loss reserves by $21.9 million, which increased net income by $14.2 million. In 2008, we decreased our estimates for prior year loss reserves by $20.4 million, which increased net income by $13.3 million. In 2007, we decreased our estimates for prior year loss reserves by $9.5 million, which increased net income by $6.2 million.

The workers' compensation insurance industry is cyclical in nature and influenced by many factors, including price competition, medical cost increases, natural and man-made disasters, changes in interest rates, changes in state laws and regulations, and general economic conditions. A hard market cycle in our industry is characterized by decreased competition that results in higher premium rates, more restrictive policy coverage terms, and lower commissions paid to agencies. In contrast, a soft market cycle is characterized by increased competition that results in lower premium rates, expanded policy coverage terms, and higher commissions paid to agencies. We believe that the workers' compensation insurance industry is in a soft market cycle. Our strategy in a soft market is to focus on maintaining underwriting profitability, even if this results in premium contraction.

For additional information regarding our loss reserves and the analyses and methodologies used by management to establish these reserves, see the information under the caption "Business—Loss Reserves" in Item 1 of this report.

Principal Revenue and Expense Items

Our revenues consist primarily of the following:

Net Premiums Earned. Net premiums earned is the earned portion of our net premiums written. Net premiums written is equal to gross premiums written less premiums ceded to reinsurers. Gross premiums written includes the estimated annual premiums from each insurance policy we write in our voluntary and assigned risk businesses during a reporting period based on the policy effective date or the date the policy is bound, whichever is later.

Premiums are earned on a daily pro rata basis over the term of the policy. At the end of each reporting period, premiums written that are not earned are classified as unearned premiums and are earned in subsequent periods over the remaining term of the policy. Our insurance policies typically have a term of one year. Thus, for a one-year policy written on July 1, 2009 for an employer with constant payroll during the term of the policy, we would earn half of the premiums in 2009 and the other half in 2010. On a monthly basis, we also recognize net premiums earned from mandatory pooling arrangements.

We estimate the annual premiums to be paid by our policyholders when we issue the policies and record those amounts on our balance sheet as premiums receivable. We conduct premium audits on all of our voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid us the premium required under the terms of the policies. The difference between the estimated premium and the audited premium is referred to as "earned but unbilled" premium, or EBUB premium. EBUB premium can be higher or lower than the estimated premium. EBUB premium is subject to significant variability and can either increase or decrease earned premium based upon several factors, including changes in premium growth, industry mix and economic conditions. Due to the timing of audits and other adjustments, actual EBUB premium is generally not determined for several months after the expiration of the policy.

Prior to 2006, we periodically reviewed EBUB premium trends, however, the variability in those trends caused us to conclude that EBUB premium could not be reasonably estimated. As a result, we recorded EBUB premium as gross written premium and earned premium in the period that the premium audit was completed. In 2006, we recorded an estimate for EBUB premium of $5.3 million, or 1.6% of gross premiums written in 2006. At December 31, 2007, our estimate for EBUB premium was $9.0 million, an increase of $3.7 million or 1.1% of gross premiums written in 2007. At December 31, 2008, our estimate for EBUB premium was $10.2 million, an increase of $1.2 million or 0.4% of gross premiums written in 2008. At December 31, 2009, our estimate for EBUB premium was $4.2 million, a decrease of $6.0 million or 2.3% of gross premiums written in 2009. On a quarterly basis, we review our estimate of EBUB premiums and record an adjustment to premium, related losses and expenses.

Net Investment Income and Net Realized Gains and Losses on Investments. We invest our statutory surplus funds and the funds supporting our insurance liabilities in fixed maturity and equity securities. In addition, a portion of these funds are held in cash and cash equivalents to pay current claims. Our net investment income includes interest and dividends earned on our invested assets, and amortization of premiums and discounts on our fixed-maturity securities. We assess the performance of our investment portfolio using a standard tax equivalent yield metric. Investment income that is tax-exempt is increased by our marginal federal tax rate of 35% to express yield on tax-exempt securities on the same basis as taxable securities. Net realized gains and losses on our investments are reported separately from our net investment income. Net realized gains occur when our investment securities are sold for more than their costs or amortized costs, as applicable. Net realized losses occur when our investment securities are sold for less than their costs or amortized costs, as applicable, or are written down as a result of other-than-temporary impairment. We classify our fixed maturity securities as held-to-maturity and our equity securities as available-for-sale. Net unrealized gains or losses on our equity securities are reported separately within accumulated other comprehensive income on our balance sheet.

Fee and Other Income. We recognize commission income earned on policies issued by other carriers that are sold by our wholly owned insurance agency subsidiary as the related services are performed. We also recognize a small portion of interest income from mandatory pooling arrangements in which we participate.

Our expenses consist primarily of the following:

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses incurred represents our largest expense item and, for any given reporting period, includes estimates of future claim payments, changes in those estimates from prior reporting periods and costs associated with investigating, defending, and administering claims. These expenses fluctuate based on the amount and types of risks we insure. We record loss and loss adjustment expenses related to estimates of future claim payments based on case-by-case valuations and statistical analyses. We seek to establish all reserves at the most likely ultimate exposure based on our historical claims experience. It is typical for our more serious claims to take several years to settle and we revise our estimates as we receive additional information about the condition of the injured employees. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our insurance policies is a critical factor in our profitability.

Underwriting and Certain Other Operating Costs. Underwriting and certain other operating costs are those expenses that we incur to underwrite and maintain the insurance policies we issue. These expenses include state and local premium taxes and fees and other operating costs, offset by commissions we receive from reinsurers under our reinsurance treaty programs. We pay state and local taxes, licenses and fees, assessments, and contributions to state workers' compensation security funds based on premiums. In addition, other operating costs include general and administrative expenses, excluding commissions and salaries and benefits, incurred at both the insurance company and corporate level.

Commissions. We pay commissions to our subsidiary insurance agency and to the independent agencies that sell our insurance based on premiums collected from policyholders.

Salaries and Benefits. We pay salaries and provide benefits to our employees.

Policyholder Dividends. In limited circumstances, we pay dividends to policyholders in particular states as an underwriting incentive. Additionally, Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida over a consecutive three-year period.

Interest Expense. Interest expense represents amounts we incur on our outstanding indebtedness at the then-applicable interest rate.

Income Tax Expense. We incur federal, state, and local income tax expense.

Critical Accounting Policies

Understanding our accounting policies is key to understanding our financial statements. Management considers some of these policies to be very important to the presentation of our financial results because they require us to make significant estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and related disclosures. Some of the estimates result from judgments that can be subjective and complex and, consequently, actual results in future periods might differ from these estimates.

Management believes that the most critical accounting policies relate to the reporting of reserves for loss and loss adjustment expenses, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from reinsurers, assessments, deferred policy acquisition costs, deferred income taxes, the impairment of investment securities and share-based compensation.

The following is a description of our critical accounting policies.

Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses, which include defense and cost containment (DCC) and adjusting and other (AO) expenses, related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances.

Our reserves for loss and DCC expenses are estimated using case-by-case valuations based on our estimate of the most likely outcome of the claim at that time. In addition to these case reserves, we establish reserves on an aggregate basis that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as for recently reported claims which an initial case reserves have not been established. The third component of our reserves for loss and loss adjustment expenses is our AO reserve. Our AO reserve is established for those future claims administration costs that cannot be allocated directly to individual claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.

In establishing our reserves, we review the results of analyses using actuarial methods that utilize historical loss data from our more than 24 years of underwriting workers' compensation insurance. The actuarial analysis of our historical data provides the factors we use in estimating our loss reserves. These factors are primarily measures over time of the number of claims paid and reported, average paid and incurred claim amounts, claim closure rates and claim payment patterns. In evaluating the results of our analyses, management also uses substantial judgment in considering other factors that are not considered in these actuarial analyses, including changes in business mix, claims management, regulatory issues, medical trends, employment and wage patterns, insurance policy coverage interpretations, judicial determinations and other subjective factors. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may vary significantly from our original estimates.

On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether adjustments are required. Any resulting adjustments are included in the results for the current period. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Additional information regarding our reserves for loss and loss adjustment expenses and the actuarial method and other factors used in establishing these reserves can be found under the caption "Business—Loss Reserves" in Item 1 of this report.

Amounts Recoverable from Reinsurers. Amounts recoverable from reinsurers represent the portion of our paid and unpaid loss and loss adjustment expenses that are assumed by reinsurers. These amounts are separately reported on our balance sheet as assets and do not reduce our reserves for loss and loss adjustment expenses because reinsurance does not relieve us of liability to our policyholders. We are required to pay claims even if a reinsurer fails to pay us under the terms of a reinsurance contract. We calculate amounts recoverable from reinsurers based on our estimates of the underlying loss and loss adjustment expenses, as well as the terms and conditions of our reinsurance contracts, which could be subject to interpretation. In addition, we bear credit risk with respect to our reinsurers, which can be significant because some of the unpaid loss and loss adjustment expenses for which we have reinsurance coverage remain outstanding for extended periods of time.

Premiums Receivable. Premiums receivable represents premium-related balances due from our policyholders based on annual premiums for policies written, including surcharges and deposits and it is adjusted for premium audits, endorsements, cancellations, cash transactions and charge offs. The balance is shown net of the allowance for doubtful accounts and it includes an estimate for EBUB. The EBUB estimate is subject to significant variability and can either increase or decrease premiums receivable and earned premiums based upon several factors, including changes in premium growth, industry mix and economic conditions.

Assessments. We are subject to various assessments and premium surcharges related to our insurance activities, including assessments and premium surcharges for state guaranty funds and second injury funds. Assessments based on premiums are recorded as an expense as premiums are earned and generally paid one year after the calendar year in which the policies are written. Assessments based on losses are recorded as an expense as losses are incurred and are generally paid within one year of when claims are paid by us. State guaranty fund assessments are used by state insurance oversight agencies to pay claims of policyholders of impaired, insolvent or failed insurance companies and the operating expenses of those agencies. Second injury funds are used by states to reimburse insurers and employers for claims paid to injured employees for aggravation of prior conditions or injuries. In some states, these assessments and premium surcharges may be partially recovered through a reduction in future premium taxes.

Deferred Policy Acquisition Costs. We defer commission expenses, premium taxes and certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. In calculating deferred policy acquisition costs, these costs are limited to their estimated realizable value, which gives effect to the premiums to be earned, anticipated losses and settlement expenses and certain other costs we expect to incur as the premiums are earned, less related net investment income. Judgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums. If the unearned premiums were less than our expected claims and expenses after considering investment income, we would reduce the deferred costs.

Deferred Income Taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change.

In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

Impairment of Investment Securities. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security, and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of specific investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of the factors we consider include:

- any reduction or elimination of dividends, or nonpayment of scheduled principal or interest payments;
- the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;
- how long and by how much the fair value of the security has been below its cost or amortized cost;
- any downgrades of the security by a rating agency;
- our intent not to sell the security for a sufficient time period for it to recover its value;
- the likelihood of being forced to sell the security before the recovery of its value; and
- an evaluation as to whether there are any credit losses on debt securities.

Share-Based Compensation. In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, *Compensation-Stock Compensation,* we are using the "modified prospective" method to record compensation costs for stock option awards over the applicable vesting periods.

Results of Operations

The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations.

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Income Statement Data			
Gross premiums written	$ 256,454	$ 307,841	$ 327,761
Ceded premiums written	(20,158)	(19,650)	(20,215)
Net premiums written	$ 236,296	$ 288,191	$ 307,546
Net premiums earned	$ 250,896	$ 289,493	$ 306,906
Net investment income	28,014	30,998	30,208
Net realized gains (losses) on investments	2,033	(18,856)	147
Fee and other income	1,268	742	1,058
Total revenues	282,211	302,377	338,319
Loss and loss adjustment expenses incurred	163,316	176,389	198,531
Underwriting and certain other operating costs (1)	14,092	14,933	26,267
Commissions	18,418	20,592	20,352
Salaries and benefits	21,447	20,411	18,896
Interest expense	1,810	2,460	3,545
Policyholder dividends (2)	770	3,504	(367)
Total expenses	219,853	238,289	267,224
Income before taxes	62,358	64,088	71,095
Income tax expense	15,927	20,242	20,876
Net income	$ 46,431	$ 43,846	$ 50,219
Selected Insurance Ratios			
Current accident year loss ratio (3)	73.8%	68.0%	67.8%
Prior accident year loss ratio (4)	(8.7)%	(7.1)%	(3.1)%
Net loss ratio	65.1%	60.9%	64.7%
Net underwriting expense ratio (5)	21.5%	19.3%	21.3%
Net dividend ratio (2) (6)	0.3%	1.2%	(0.1)%
Net combined ratio (7)	86.9%	81.4%	85.9%

	As of December 31,		
	2009	2008	2007
		(In thousands)	
Balance Sheet Data			
Cash and cash equivalents	$ 63,188	$ 95,241	$ 47,329
Investments	737,297	704,732	711,745
Amounts recoverable from reinsurers	81,878	67,763	77,272
Premiums receivable, net	151,570	156,567	152,150
Deferred income taxes	28,489	33,580	26,418
Deferred policy acquisition costs	18,128	20,289	18,414
Deferred charges	3,030	3,381	3,553
Total assets	1,118,809	1,107,833	1,061,853
Reserves for loss and loss adjustment expenses	534,655	531,293	537,403
Unearned premiums	122,500	137,100	138,402
Insurance-related assessments	40,072	42,505	42,234
Debt	36,090	36,090	36,090
Redeemable preferred stock (8)	—	25,000	25,000
Shareholders' equity	302,417	253,272	208,570

(1) Includes policy acquisition expenses, and other general and administrative expenses, excluding commissions and salaries and benefits, related to insurance operations and corporate operating expenses.

(2) In 2007, includes a net $1.3 million reduction of dividends accrued for policyholders in Florida. Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida in a consecutive three-year period.

(3) The current accident year loss ratio is calculated by dividing loss and loss adjustment expenses incurred for the current accident year by the current year's net premiums earned.

(4) The prior accident year loss ratio is calculated by dividing the change in loss and loss adjustment expenses incurred for prior accident years by the current year's net premiums earned.

(5) The net underwriting expense ratio is calculated by dividing underwriting and certain other operating costs, commissions and salaries, and benefits by the current year's net premiums earned.

(6) The net dividend ratio is calculated by dividing policyholder dividends by the current year's net premiums earned.

(7) The net combined ratio is the sum of the net loss ratio, the net underwriting expense ratio and the net dividend ratio.

(8) Represents our Series C and Series D redeemable preferred stock. Effective as of December 31, 2009, we redeemed all outstanding shares of Series C and Series D redeemable preferred stock.

Overview of Operating Results

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Gross Premiums Written. Gross premiums written for 2009 were $256.5 million, compared to $307.8 million for 2008, a decrease of 16.7%. The decrease was attributable to a $23.9 million decrease in annual premiums on voluntary policies written during the period, a $25.9 million decrease in premiums resulting from payroll audits and related premium adjustments, a $1.1 million decrease in direct assigned risk premiums and a $0.4 million decrease in premiums from mandatory pooling arrangements. The decrease from payroll audits and related premium adjustments includes a $7.2 million decrease in EBUB premium. In connection with decreasing payroll audit premiums, the EBUB premium estimate was updated to reflect future decreased premium from policy audits resulting from projected lower payrolls during the current economic downturn.

Net Premiums Written. Net premiums written for 2009 were $236.3 million, compared to $288.2 million for 2008, a decrease of 18.0%. The decrease was primarily attributable to the decline in gross premiums written. As a percentage of gross premiums written, ceded premiums were 7.9% for 2009, compared to 6.4% for 2008.

Net Premiums Earned. Net premiums earned for 2009 were $250.9 million, compared to $289.5 million for 2008, a decrease of 13.3%. The decrease was attributable to the decline in net premiums written offset by earnings from premiums written in the previous four quarters.

Net Investment Income. Net investment income in 2009 was $28.0 million, compared to $31.0 million in 2008, a decrease of 9.6%. The change was attributable to a decrease in the tax-equivalent yield on our investment portfolio to 3.7% per annum for 2009 from 5.3% per annum for 2008. The pre-tax investment yield on our investment portfolio was 3.5% per annum for 2009, compared to 4.0% per annum for 2008. Average invested assets, including cash and cash equivalents, increased 4.3%, from a monthly average of $778.4 million for 2008 to a monthly average of $811.9 million for 2009.

Net Realized Gains (Losses) on Investments. Net realized gains on investments in 2009 totaled $2.0 million, compared to net realized losses of $18.9 million in 2008. Net realized gains in 2009 primarily resulted from $1.7 million in gains from the sale of certain equities and $0.3 million in gains from the sale of one asset-backed security. Net realized losses in 2008 were attributable to $1.6 million in realized losses, primarily on the sale of equity securities, and $17.3 million in other-than-temporary impairments of certain equities and asset-backed securities.

Loss and Loss Adjustment Expenses Incurred. Loss and LAE incurred totaled $163.3 million for 2009, compared to $176.4 million for 2008, a decrease of $13.1 million, or 7.4%. Loss and LAE incurred was composed of current accident losses and prior loss year losses. The current accident year loss ratio was 73.8% for 2009 compared to 68.0% for 2008. The higher current accident year loss ratio was primarily the result of a significant number of severe claims in 2009. However the higher current accident year loss ratio amounted to a decrease in losses incurred due to lower earned premiums. Prior accident years developed favorably both in 2009 and 2008, and there was $21.9 million of favorable development in 2009 compared to $20.4 million in 2008. This is further discussed below in "Prior Year Development." Our net loss ratio was 65.1% for 2009, compared to 60.9% for 2008.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for 2009 were $54.0 million, compared to $55.9 million for 2008, a decrease of 3.5%. This decrease was primarily due to a $3.8 million decrease in insurance-related assessments, a $2.2 million decrease in commissions and a $1.1 million decrease in premium taxes. Offsetting these expense decreases, income from the commutation of certain reinsurance contracts decreased $3.7 million, salaries and benefits increased $1.0 million and legal expenses increased $0.6 million. Our underwriting expense ratio increased from 19.3% in 2008 to 21.5% in 2009.

Interest expense. Interest expense for 2009 was $1.8 million, compared to $2.5 million for 2008. Weighted average borrowings for both periods were $36.1 million. The weighted average interest rate decreased to 4.9% per annum for 2009 from 7.2% per annum for 2008.

Income tax expense. Income tax expense for 2009 was $15.9 million, compared to $20.2 million for 2008. The decrease was primarily attributable to a decrease in our effective tax rate to 25.5% for 2009, compared to 31.6% for 2008. The rate decrease included a $0.7 million expense reduction in 2009 for the change in valuation allowance for deferred tax assets related to unrealized losses on our investment portfolio. In 2008, the effective rate included a $3.0 million expense for deferred tax assets related to unrealized losses on our investment portfolio. In addition, pre-tax income decreased $1.7 million, from $64.1 million for 2008 to $62.4 million for 2009, lowering our income tax expense.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Gross Premiums Written. Gross premiums written for 2008 were $307.8 million, compared to $327.8 million for 2007, a decrease of 6.1%. The decrease was attributable to a $7.5 million decrease in annual premiums on voluntary policies written during the period, a $9.3 million decrease in premiums resulting from payroll audits and related premium adjustments and a $3.2 million decrease in direct assigned risk premiums.

Net Premiums Written. Net premiums written for 2008 were $288.2 million, compared to $307.5 million for 2007, a decrease of 6.3%. The decrease was primarily attributable to the decline in gross premiums written. As a percentage of gross premiums written, ceded premiums were 6.4% for 2008, compared to 6.2% for 2007.

Net Premiums Earned. Net premiums earned for 2008 were $289.5 million, compared to $306.9 million for 2007, a decrease of 5.7%. The decrease was attributable to a decline in net premiums written offset by earnings from premiums written in the previous four quarters.

Net Investment Income. Net investment income in 2008 was $31.0 million, compared to $30.2 million in 2007, an increase of 2.6%. The change was attributable to a 9.2% increase in our average invested assets, including cash and cash equivalents, from a monthly average of $712.5 million for 2007 to a monthly average of $778.4 million for 2008. Offsetting this growth was a decrease in pre-tax investment yield on our investment portfolio, to 4.0% per annum during 2008 from 4.2% per annum 2007.

Net Realized Gains (Losses) on Investments. Net realized losses on investments in 2008 totaled $18.9 million, compared to gains of $0.1 million in 2007. Net realized losses in 2008 were attributable to $1.6 million in realized losses, primarily on the sale of equity securities, and $17.3 million in other-than-temporary impairments of certain equities and asset-backed securities. Other-than-temporary impairments are discussed below in "Investment Portfolio." Net realized gains in 2007 were the result of sales of equity securities and calls on fixed maturity securities.

Loss and Loss Adjustment Expenses Incurred. Loss and loss adjustment expenses (LAE) incurred totaled $176.4 million for 2008, compared to $198.5 million for 2007, a decrease of $22.1 million, or 11.2%. This decrease was a result of lower premiums earned in 2008, as well as an increase in prior year favorable development, from $9.5 million in 2007 to $20.4 million in 2008, further discussed below in "Prior Year Development." Our net loss ratio was 60.9% in 2008, compared to 64.7% in 2007.

Underwriting and Certain Other Operating Costs, Commissions and Salaries and Benefits. Underwriting and certain other operating costs, commissions and salaries and benefits for 2008 were $55.9 million, compared to $65.5 million for 2007, a decrease of 14.6%. This decrease was primarily due to $9.5 million of experience-rated commissions from our 2008 reinsurance agreement, covering the $4 million excess of $1 million reinsured layer. This $9.5 million is recorded as an offset to expenses. Additionally, we realized a $4.4 million decrease in insurance-related assessments. Offsetting these expense decreases, accounts receivable write-offs increased $2.2 million, salary and benefits increased $1.5 million and commissions increased $0.2 million. Our underwriting expense ratio declined from 21.3% in 2007 to 19.3% in 2008.

Interest Expense. Interest expense for 2008 was $2.5 million, compared to $3.5 million for 2007. Weighted average borrowings for both periods were $36.1 million. The weighted average interest rate decreased to 7.2% per annum for 2008 from 9.4% per annum for 2007.

Income Tax Expense. Income tax expense for 2008 was $20.2 million, compared to $20.9 million for 2007. The decrease was primarily attributable to a $7.0 million decrease in our pre-tax income, from $71.1 million for 2007 to $64.1 million for 2008. Our effective tax rate for 2008 was 31.6%, compared to 29.4% for 2007. The increase in the effective tax rate from 2007 to 2008 was attributable to the recording of a $3.0 million valuation allowance for deferred tax assets related to unrealized losses on our investment portfolio. We recognized $18.6 million of realized losses in 2008, for which a deferred tax asset was recorded.

Liquidity and Capital Resources

Our principal sources of operating funds are premiums, investment income, and proceeds from maturities of investments. Our primary uses of operating funds include payments for claims and operating expenses. We pay claims using cash flow from operations and invest our excess cash in fixed maturity and equity securities. We presently expect that our projected cash flow from operations will provide us sufficient liquidity to fund future operations, including payment of claims and operating expenses, payment of interest on our subordinated notes and other holding company expenses, for at least the next 18 months.

We forecast claim payments based on our historical trends. We seek to manage the funding of claim payments by actively managing available cash and forecasting cash flows on a short-and long-term basis. Cash payments, net of reinsurance, for claims were $163.8 million in 2009, $164.2 million in 2008 and $148.4 million in 2007. We fund claim payments out of cash flow from operations, principally premiums, net of amounts ceded to our reinsurers, and net investment income. Our investment portfolio has increased from $582.9 million at December 31, 2005 to $800.5 million at December 31, 2009. We do not presently anticipate selling securities in our investment portfolio to pay claims or to fund operating expenses. Accordingly, we classify our fixed maturity securities in the held-to-maturity category.

As discussed above under "—Overview," we purchase reinsurance to protect us against severe claims and catastrophic events. Based on our estimates of future claims, we believe we are sufficiently capitalized to satisfy the deductibles and retentions in our 2010 reinsurance program. We reevaluate our reinsurance program at least annually, taking into consideration a number of factors, including cost of reinsurance, our liquidity requirements, operating leverage and coverage terms.

Even if we maintain our existing retention levels, if the cost of reinsurance increases, our cash flow from operations would decrease as we would cede a greater portion of our written premiums to our reinsurers. Conversely, our cash flow from operations would increase if the cost of reinsurance declined relative to our retention.

Net cash provided by operating activities was $27.3 million in 2009, as compared to $64.9 million in 2008, and $100.4 million in 2007. Major components of cash provided by operating activities in 2009 were net premiums collected of $239.7 million, investment income collected of $32.1 million and amounts recovered from reinsurers of $5.4 million, offset by claim payments of $171.1 million, $59.1 million of operating expenditures, federal taxes paid of $18.8 million, and dividends to policyholders paid of $1.0 million. Major components of cash provided by operating activities in 2008 were net premiums collected of $282.3 million, investment income collected of $33.7 million and amounts recovered from reinsurers of $20.4 million, offset by claim payments of $183.4 million, $58.6 million of operating expenditures, federal taxes paid of $25.0 million, and dividends to policyholders paid of $4.5 million. Major components of cash provided by operating activities in 2007 were net premiums collected of $299.1 million, investment income collected of $31.9 million and amounts recovered from reinsurers of $33.7 million, offset by claim payments of $181.8 million, operating expenditures of $63.6 million and federal taxes paid of $19.6 million.

Net cash used in investing activities was $33.8 million in 2009, as compared to $17.3 million in 2008 and $80.8 million in 2007. In 2009, major components of net cash used in investing activities included investment purchases of $186.4 million and net purchases of furniture, fixtures and equipment of $1.0 million, offset by proceeds from sales and maturities of investments of $153.6 million. In 2008, major components of net cash used in investing activities included investment purchases of $147.3 million and net purchases of furniture, fixtures and equipment of $1.3 million, offset by proceeds from sales and maturities of investments of $131.4 million. In 2007, major components of net cash used in investing activities included investment purchases of $625.9 million and net purchases of furniture, fixtures and equipment of $1.5 million, offset by proceeds from sales and maturities of investments of $546.5 million.

Net cash used in financing activities was $25.5 million in 2009, as compared to net cash provided by financing activities of $0.3 million in 2008 and $1.0 million in 2007. Major components of cash used in financing activities in 2009 included $25.9 million for the redemption of all outstanding shares of Series C and D redeemable preferred stock and proceeds of $0.3 million from the exercise of stock options. Major components of cash provided by financing activities in 2008 included proceeds of $0.3 million from the exercise of stock options. Major components of cash provided by financing activities in 2007 included $0.8 million of proceeds from the exercise of stock options and $0.2 million of tax benefit from share-based compensation.

Interest on our outstanding subordinated notes accrues at a floating rate equal to the three-month LIBOR plus a marginal rate. Our $10.3 million of subordinated notes due 2034 have a marginal rate of 4.1%, and, as of December 31, 2009, had an effective rate of 4.4%. These notes were prepayable at par beginning in January 2009. Our $25.8 million issuance of subordinated notes due 2034 have a marginal rate of 3.8% and, as of December 31, 2009, had an effective rate of 4.1%. These notes were prepayable at par beginning in April 2009.

In March 2009, we commuted certain reinsurance agreements with Lincoln National Life Insurance Company ("Lincoln National"), Connecticut General Life Insurance Company ("Continental General") and Phoenix Life Insurance Company ("Phoenix Life") covering portions of the 1998 accident year. We received cash of $2.5 million in exchange for releasing Lincoln National, Connecticut General and Phoenix Life from their reinsurance obligations under the commuted agreements. As a result of the commutation, we recorded additional pre-tax income of approximately $344,000 in the first quarter of 2009. Lincoln National remains obligated to subsidiaries of the Company under other reinsurance agreements.

In 2008, we commuted certain reinsurance agreements which resulted in pre-tax income of approximately $2.2 million. In total, we received $17.6 million in cash from commutations in 2008. The majority of that cash has been invested in tax-exempt fixed maturity securities.

In 2007, we commuted certain reinsurance agreements which resulted in pre-tax income of approximately $3.7 million. In total, we received $26.5 million in cash from commutations in 2007. The majority of that cash was invested in fixed maturity securities.

In October 2007, we entered into an agreement providing for a line of credit in the maximum amount of $20.0 million. The agreement expires in October 2010. Under the agreement, advances may be made either in the form of loans or letters of credit. Borrowings under the agreement accrue interest at rates based either on the prime rate or LIBOR. Letters of credit issued under the arrangement accrue fees on undrawn amounts as long as the letters are outstanding. We do not pay a facility fee on amounts available under the line of credit unless they are advanced and outstanding. The facility is unsecured. No borrowings and loans were outstanding under the line of credit at December 31, 2009.

AMERISAFE is a holding company that transacts business through its operating subsidiaries, including American Interstate, Silver Oak Casualty and American Interstate of Texas. AMERISAFE's primary assets are the capital stock of these insurance subsidiaries. The ability of AMERISAFE to fund its operations depends upon the surplus and earnings of its subsidiaries and their ability to pay dividends to AMERISAFE. Payment of dividends by our insurance subsidiaries is restricted by state insurance laws, including laws establishing minimum solvency and liquidity thresholds. See "Business—Regulation—Dividend Limitations" in Item 1 of this report. Based on reported capital and surplus at December 31, 2009, American Interstate is permitted under Louisiana insurance law to pay dividends to AMERISAFE in 2010 in an amount up to $22.3 million without approval by the Louisiana Department of Insurance.

On February 23, 2010, our board of directors authorized the repurchase of up to $25 million of outstanding shares or our common stock. The purchases will be affected from time to time depending upon market conditions and subject to applicable regulatory considerations. It is anticipated that the purchases will be funded from available capital.

Investment Portfolio

The principal priorities of our investment portfolio are to preserve capital and surplus and to provide liquidity. The portfolio's secondary priority is to provide maximized after-tax income. We presently expect to maintain sufficient liquidity from funds generated by operations to meet our anticipated insurance obligations and operating and capital expenditure needs. Excess funds from operations will be invested in accordance with our investment policy and statutory requirements. Because we have the positive intent and ability to hold our fixed maturity securities to maturity, we classify these securities as held-to-maturity.

We allocate our portfolio into three categories: cash and cash equivalents, fixed maturity securities and equity securities. Cash and cash equivalents include cash on deposit, pooled short-term money market funds and certificates of deposit. Our fixed maturity securities include obligations of the U.S. Treasury or U.S. agencies, obligations of states and their subdivisions, long-term certificates of deposit, U.S. Dollar-denominated obligations of the U.S. corporations, U.S. agency-based mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities. Our equity securities principally consist of three value-based exchange traded funds.

Under Louisiana and Texas law, as applicable, each of American Interstate, Silver Oak Casualty and American Interstate of Texas is required to invest only in securities that are either interest-bearing or eligible for dividends, and must limit its investment in the securities of any single issuer to five percent of the insurance company's assets. As of December 31, 2009, we were in compliance with these requirements.

We employ diversification policies and balance investment credit risk and related underwriting risks to minimize our total potential exposure to any one business sector or security.

As of December 31, 2009, our investment portfolio, including cash and cash equivalents, totaled $800.5 million, an increase of 0.06% from December 31, 2008. Our fixed maturity securities are classified as held-to-maturity, as defined by FASB ASC Topic 320, *Investments-Debt and Equity Securities*. As such, the reported value of those securities is equal to their amortized cost, and is not impacted by changing interest rates. Our equity securities are classified as available-for-sale and reported at fair value. At December 31, 2009, gross unrealized losses for our equity securities were $123,000. Gross unrealized losses for our equity securities were $571,000 at December 31, 2008.

On January 1, 2008, we adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* which defines fair value, establishes a fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As disclosed in Note 19 of the financial statements, our securities available-for-sale are classified using Level 1 inputs. We did not elect the fair value option prescribed under FASB ASC Topic 825, *Financial Instruments,* for any financial assets or financial liabilities in 2008 or 2009.

The composition of our investment portfolio, including cash and cash equivalents, as of December 31, 2009 is shown in the following table.

	Carrying Value	Percentage of Portfolio
	(In thousands)	
Fixed maturity securities:		
State and political subdivisions	$ 480,564	60.0%
U.S. agency-based mortgage-backed securities	80,260	10.0%
Commercial mortgage-backed securities	51,592	6.4%
U.S. Treasury securities and obligations of U.S. Government agencies	15,316	1.9%
Corporate bonds	30,857	3.9%
Asset-backed securities	7,079	0.9%
Long-term certificates of deposit	750	0.1%
Total fixed maturity securities	666,418	83.2%
Equity securities (1)	16,571	2.1%
Cash and cash equivalents	63,188	7.9%
Short-term investments	54,308	6.8%
Total investments, including cash and cash equivalents	$ 800,485	100.0%

(1) Equity securities represented 5.5% of shareholders' equity as of December 31, 2009.

For our securities classified as available-for-sale, the securities are "marked to market" as of the end of each calendar quarter. As of that date, unrealized gains and losses are recorded against Accumulated Other Comprehensive Income (Loss), except when such securities are deemed to be other-than-temporarily impaired.

For our securities classified as held-to-maturity, unrealized gains and losses are not recorded in the financial statements until realized or until a decline in fair value, below amortized cost, is deemed to be other-than-temporary.

We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. The key factors we consider are:

- any reduction or elimination of dividends, or nonpayment of scheduled principal or interest payments;
- the financial condition and near-term prospects of the issuer of the applicable security, including any specific events that may affect its operations or earnings (e.g., changes in coverage ratios);
- how long and by how much the fair value of the security has been below its cost or amortized cost;
- any downgrades of the security by a rating agency;
- our intent not to sell the security for a sufficient time period for it to recover its value;
- the likelihood of being forced to sell the security before the recovery of its value; and
- an evaluation as to whether there are any credit losses on debt securities.

The following table summarizes, as of December 31, 2009, the fair value of, and the amount of unrealized losses on, our investment securities, segregated by the time period each security has been in a continuous unrealized loss position:

	As of December 31, 2009					
	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses	Gross Unrealized Losses
	(in thousands)					
Fixed maturity securities:						
States and political subdivisions	$ 35,367	$ 563	$ 25,527	$ 1,330	$ 60,894	$ 1,893
U.S. agency-based mortgage-backed securities	6,838	57	—	—	6,838	57
Commercial mortgage-backed securities	—	—	47,046	4,545	47,046	4,545
U.S. Treasury securities and obligations of U.S. Government agencies	2,571	5	—	—	2,571	5
Corporate bonds	4,981	41	1,473	27	6,454	68
Asset-backed securities	—	—	5,281	1,799	5,281	1,799
Total fixed maturity securities	49,757	666	79,327	7,701	129,084	8,367
Equity securities	1,910	123	—	—	1,910	123
Total	$ 51,667	$ 789	$ 79,327	$ 7,701	$ 130,994	$ 8,490

We reviewed all securities with unrealized losses in accordance with the impairment policy described above. We determined that the unrealized losses in the fixed maturity securities portfolio related primarily to changes in market interest rates since the date of purchase, current conditions in the capital markets and the impact of those conditions on market liquidity and prices generally, and the transfer of the investments from the available-for-sale classification to the held-to-maturity classification in January 2004. We expect to recover the carrying value of these securities since management does not intend to sell the securities and it is not more likely than not that we will be required to sell the security before the recovery of its amortized cost basis. In addition, none of the unrealized losses on debt securities are considered credit losses.

There were no impairment charges recorded in 2009. In order to recapture realized capital gains for income tax purposes, we sold certain equity securities and one fixed-maturity security which was classified as held-to-maturity. These particular securities had been impaired in 2008. The held-to-maturity security was eligible for sale because the security had been downgraded below investment grade. With limited securities classified as available-for-sale, the sale of this fixed-maturity security was needed to maximize our carryback potential. The realized gain of $1.9 million on the sale of these previously impaired securities is included in "Net realized gains (losses) on investments" for 2009.

In 2008, we recorded aggregate impairment charges of $17.3 million with respect to two asset-backed securities, two equity securities and four value-based exchange traded funds in our investment portfolio. The impairment charges are included in "Net realized gains (losses) on investments" for 2008.

Of the $17.3 million of impairment charges, $14.0 million related to four value-based exchange traded funds. The value of these securities fell throughout 2008 in line with other major indices during a volatile market cycle. As of December 31, 2008, the unrealized losses on these exchange-traded funds exceeded 35% of cost. While we believe some portion of the value will be regained as the economy recovers, such recoveries can not be determined to be in the near term. These securities were impaired using the market close price on the last day of the year.

Also, impairments of $3.1 million related to one asset-backed security. We determined to impair this security because, among other things, the credit rating of the security had been downgraded to below investment grade, and the fair value of the security had been less than 80% of its amortized cost for ten consecutive months. We believe that the factors resulting in the impairment of this asset-backed security were generally specific to this security and do not impact our other investments. This security was impaired at fair value as of December 31, 2008.

The pre-tax investment yield on our investment portfolio was 3.5% per annum during the twelve months ended December 31, 2009, compared to 4.0% per annum during the same period in 2008.

Prior Year Development

The Company recorded favorable prior accident year loss and loss adjustment expense development of $21.9 million in 2009 and $20.4 million in 2008. The table below sets forth the favorable or unfavorable development for accident years 2004 through 2008 and, collectively, all accident years prior to 2004.

	Favorable/(Unfavorable) Development for Year Ended December 31,	
Accident Year	**2009**	**2008**
	(in millions)	
2008	$ (3.4)	$ —
2007	12.4	(10.0)
2006	5.8	16.1
2005	0.9	8.6
2004	1.7	0.9
Prior to 2004	4.5	4.8
Total net development	$ 21.9	$ 20.4

The table below sets forth the number of open claims as of December 31, 2009, 2008 and 2007, and the numbers of claims reported and closed during the years then ended.

	Twelve Months Ended December 31,		
	2009	2008	2007
Open claims at beginning of period	4,793	5,300	5,694
Claims reported	5,275	6,324	6,899
Claims closed	(5,557)	(6,831)	(7,293)
Open claims at end of period	4,511	4,793	5,300

Beginning in late 2006, we increased our efforts to close prior year claims in those circumstances where the claim could be settled for less than the corresponding case reserve amount (which amount represents estimated ultimate cost to settle the claim, undiscounted). As a result of these efforts, our claims closure rate accelerated in 2008, which in turn contributed to favorable prior accident year development recorded in 2008. The claims closure rate declined in 2009. While we intend to continue to seek to settle claims on a more accelerated basis, we do not presently anticipate that the claims closure rate will increase as the number of existing, prior year open claims decreases, on a percentage basis, compared to the total number of open claims.

At December 31, 2009, our case incurred amounts for certain accident years, particularly 2004, 2006 and 2007, have not developed to the degree management previously expected. The assumptions we used in establishing our reserves for these accident years were based on our 24 years of historical claims data. However, as of December 31, 2009, actual results for these three accident years have been better than our assumptions would have predicted. We do not presently intend to modify our assumptions for establishing reserves in light of recent results for the 2004, 2006 and 2007 accident years. However, if actual results for current and future accident years are consistent with, or better than, our results in these recent accident years, our historical claims data will reflect this change and, over time, will impact the reserves we establish for future claims.

Our reserves for loss and loss adjustment expenses are inherently uncertain and our focus on providing workers' compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer but more severe claims than many other workers' compensation insurance companies. As a result of this focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers' compensation insurance companies. For additional information, see "Business—Loss Reserves."

Contractual Obligations and Commitments

We manage risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated life insurance companies. In the event these companies are unable to meet their obligations under these annuity contracts, we could be liable to the claimants, but our reinsurers remain obligated to indemnify us for all or part of these obligations in accordance with the terms of our reinsurance contracts. As of December 31, 2009, the present value of these annuities was $89.4 million, as estimated by our annuity providers. Substantially all of the annuities are issued or guaranteed by life insurance companies that have an A.M. Best rating of "A" (Excellent) or better. For additional information, see Note 17 to our consolidated financial statements in Item 8 of this report.

We lease equipment and office space under noncancelable operating leases. Future minimum lease payments at December 31, 2009, were as follows:

Year	Future Minimum Lease Payments
	(In thousands)
2010	$ 467
2011	182
2012	93
2013	47
2014	7
	$ 796

Rental expense was $856,000 in 2009, $804,000 in 2008 and $921,000 in 2007.

The table below provides information with respect to our long-term debt and contractual commitments as of December 31, 2009.

Contractual Obligations	Total	Payment Due By Period Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
			(In thousands)		
Subordinated notes (1)	$ 36,090	$ —	$ —	$ —	$ 36,090
Loss and loss adjustment expenses (2)	534,657	187,858	192,862	82,064	71,873
Loss-based insurance assessments (3)	11,542	4,055	4,163	1,772	1,552
Capital lease obligations	105	63	42	—	—
Operating lease obligations	796	467	322	7	—
Purchase obligations	5,601	3,907	1,694	—	—
Total	$ 588,791	$ 196,350	$ 199,083	$ 83,843	$ 109,515

(1) Amounts do not include interest payments associated with these obligations. Interest rates on our subordinated notes are variable and may change on a quarterly basis. See "—Liquidity and Capital Resources" above for further discussion of our subordinated notes.

(2) The loss and loss adjustment expense payments due by period in the table above are based upon the loss and loss adjustment expense estimates as of December 31, 2009 and actuarial estimates of expected payout patterns and are not contractual liabilities as to a time certain. Our contractual liability is to provide benefits under the policy. As a result, our calculation of loss and loss adjustment expense payments due by period is subject to the same uncertainties associated with determining the level of loss and loss adjustment expenses generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our loss and loss adjustment expense process, see "Business—Loss Reserves" in Item 1 of this report. Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the amounts shown in the table above to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors—Risks Related to Our Business—Our loss reserves are based on estimates and may be inadequate to cover our actual losses" in Item 1A of this report for a discussion of the uncertainties associated with estimating loss and loss adjustment expenses.

(3) We are subject to various annual assessments imposed by certain of the states in which we write insurance policies. These assessments are generally based upon the amount of premiums written or losses paid during the applicable year. Assessments based on premiums are generally paid within one year after the calendar year in which the policies are written, while assessments based on losses are generally paid within one year

after the loss is paid. When we establish a reserve for loss and loss adjustment expenses for a reported claim, we accrue our obligation to pay any applicable assessments. If settlement of the claim is to be paid out over more than one year, our obligation to pay any related loss-based assessments extends for the same period of time. Because our reserves for loss and loss adjustment expenses are based on estimates, our accruals for loss-based insurance assessments are also based on estimates. Actual payments of loss and loss adjustment expenses may differ, perhaps materially, from our reserves. Accordingly, our actual loss-based insurance assessments may vary, perhaps materially, from our accruals.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk, and equity price risk. We currently have no exposure to foreign currency risk.

Credit Risk

Credit risk is the potential loss arising principally from adverse changes in the financial condition of the issuers of our fixed maturity securities and the financial condition of our reinsurers.

We address the credit risk related to the issuers of our fixed maturity securities by investing in fixed maturity securities that are rated as investment grade by one or more of Moody's, Standard & Poor's or Fitch. We also independently monitor the financial condition of all issuers of our fixed maturity securities. To limit our risk exposure, we employ diversification policies that limit our credit exposure to any single issuer or business sector.

We are also subject to credit risk with respect to our reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims and we might not collect amounts recoverable from our reinsurers. We address this credit risk by initially selecting reinsurers with an A.M. Best rating of "A-" (Excellent) or better and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. If one of our reinsurers suffers a credit downgrade, we may consider various options to lessen the risk of asset impairment including commutation, novation and letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in Item 7 of this report.

Interest Rate Risk

Interest rate risk is the risk that we may incur losses due to adverse changes in interest rates. As of December 31, 2009, we had fixed maturity securities with a fair value of $678.9 million and a carrying value of $666.4 million. These securities are all subject to interest rate risk, but because we classify all of our fixed maturity securities as held-to-maturity, changes in fair values have no effect on the carrying value of our portfolio. We manage our exposure to interest rate risk with respect to these securities by investing in investment-grade securities with moderate effective duration.

We are also subject to interest rate risk on our subordinated debt securities, which have quarterly adjustable interest rates based on LIBOR plus a fixed margin. As such, fluctuations in interest rates have a direct effect on interest expense associated with our subordinated debt securities.

The table below summarizes the interest rate risk associated with our fixed maturity securities by illustrating the sensitivity of the fair value and carrying value of our fixed maturity securities as of December 31, 2009 to selected hypothetical changes in interest rates, and the associated impact on our shareholders' equity. We show no changes to carrying values and shareholders' equity because we classify all of our fixed maturity securities as held-to-maturity.

Hypothetical Change in Interest Rates	Fair Value	Estimated Change in Fair Value	Carrying Value	Estimated Change in Carrying Value	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
200 basis point increase	$ 617,303	$ (61,602)	$ 666,418	$ —	—
100 basis point increase	648,317	(30,589)	666,418	—	—
No change	678,905	—	666,418	—	—
100 basis point decrease	709,441	30,535	666,418	—	—
200 basis point decrease	739,302	60,397	666,418	—	—

Equity Price Risk

Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of our equity securities result in a decrease in the value of our total assets and shareholders' equity. In order to minimize our exposure to equity price risk, we invest primarily in exchange traded funds representing broad, diversified portfolios. In addition, we limit the percentage of equity securities held in our investment portfolio to the lesser of 10% of the investment portfolio or 30% of shareholders' equity. As of December 31, 2009, the equity securities in our investment portfolio had a fair value of $16.6 million, representing 5.5% of shareholders' equity on that date. See "Business—Investments" in Item 1 of this report.

Item 8. Financial Statements and Supplementary Data.

Audited Financial Statements as of December 31, 2009 and 2008 and for the three years in the period ended December 31, 2009:

Financial Statement Schedules:

Schedules I, III, IV and V are not applicable and have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AMERISAFE, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AMERISAFE, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also include the financial statement schedules listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMERISAFE, Inc. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMERISAFE, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2010, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
March 9, 2010

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2009	December 31, 2008
Assets		
Investments:		
Fixed maturity securities—held-to-maturity, at amortized cost (fair value $678,905 and $664,084 in 2009 and 2008, respectively)	$ 666,418	$ 680,276
Equity securities—available-for-sale, at fair value (cost $14,424 and $25,002 in 2009 and 2008, respectively)	16,571	24,431
Short-term investments	54,308	25
Total investments	737,297	704,732
Cash and cash equivalents	63,188	95,241
Amounts recoverable from reinsurers	81,878	67,763
Premiums receivable, net	151,570	156,567
Deferred income taxes	28,489	33,580
Accrued interest receivable	7,165	7,247
Property and equipment, net	5,369	5,542
Deferred policy acquisition costs	18,128	20,289
Deferred charges	3,030	3,381
Federal income tax recoverable	7,215	—
Other assets	15,480	13,491
	$ 1,118,809	$ 1,107,833
Liabilities, redeemable preferred stock and shareholders' equity		
Liabilities:		
Reserves for loss and loss adjustment expenses	$ 534,655	$ 531,293
Unearned premiums	122,500	137,100
Amounts held for others	14,915	8,450
Policyholder deposits	40,857	42,368
Insurance-related assessments	40,072	42,505
Federal income tax payable	—	1,221
Accounts payable and other liabilities	24,324	28,984
Payable for investments purchased	2,979	1,550
Subordinated debt securities	36,090	36,090
	816,392	829,561
Redeemable preferred stock:		
Series A nonconvertible—$0.01 par value, $100 per share redemption value: Authorized shares—1,500,000; issued and outstanding shares—none in 2009 and 2008	—	—
Series C convertible—$0.01 par value, $100 per share redemption value: Authorized shares—300,000; issued and outstanding shares—none in 2009 and 50,000 in 2008	—	5,000
Series D convertible—$0.01 par value, $100 per share redemption value: Authorized shares—200,000; issued and outstanding shares—none in 2009 and 200,000 in 2008	—	20,000
	—	25,000
Shareholders' equity:		
Preferred stock: Series E nonconvertible—$0.01 par value, $100 per share redemption value: Authorized—500,000; issued and outstanding shares—none in 2009 and in 2008	—	—
Common stock:		
Voting—$0.01 par value authorized shares—50,000,000; issued and outstanding shares—18,895,246 in 2009 and 18,856,602 in 2008	189	188
Additional paid-in capital	176,868	175,163
Accumulated earnings	122,632	77,076
Accumulated other comprehensive income	2,728	845
	302,417	253,272
	$ 1,118,809	$ 1,107,833

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues			
Premiums earned	$ 250,896	$ 289,493	$ 306,906
Net investment income	28,014	30,998	30,208
Net realized gains (losses) on investments	2,033	(18,856)	147
Fee and other income	1,268	742	1,058
Total revenues	282,211	302,377	338,319
Expenses			
Loss and loss adjustment expenses incurred	163,316	176,389	198,531
Underwriting and certain other operating costs	14,092	14,933	26,267
Commissions	18,418	20,592	20,352
Salaries and benefits	21,447	20,411	18,896
Interest expense	1,810	2,460	3,545
Policyholder dividends	770	3,504	(367)
Total expenses	219,853	238,289	267,224
Income before income taxes	62,358	64,088	71,095
Income tax expense	15,927	20,242	20,876
Net income	46,431	43,846	50,219
Redemption premium	(875)	—	—
Net income available to common shareholders	$ 45,556	$ 43,846	$ 50,219
Earnings per share			
Basic	$ 2.27	$ 2.19	$ 2.52
Diluted	$ 2.22	$ 2.15	$ 2.47
Shares used in computing earnings per share			
Basic	18,860,197	18,814,508	18,767,210
Diluted	19,268,295	19,141,688	19,079,380

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at January 1, 2007	18,705,098	187	171,557	(16,988)	4,028	158,784
Comprehensive income:						
Net income	—	—	—	50,219	—	50,219
Other comprehensive income:						
Change in unrealized gains, net of tax	—	—	—	—	(2,465)	(2,465)
Comprehensive income	—	—	—	—	—	47,754
Common stock issued upon exercise of options	90,049	1	810	—	—	811
Restricted common stock issued	17,893	—	269	—	—	269
Share-based compensation	—	—	774	—	—	774
Tax benefit of share-based compensation	—	—	179	—	—	179
Balance at December 31, 2007	18,813,040	188	173,589	33,230	1,563	208,570
Comprehensive income:						
Net income	—	—	—	43,846	—	43,846
Other comprehensive income:						
Change in unrealized gains, net of tax	—	—	—	—	(718)	(718)
Comprehensive income	—	—	—	—	—	43,128
Common stock issued upon exercise of options	27,896	—	251	—	—	251
Restricted common stock issued	15,666	—	269	—	—	269
Share-based compensation	—	—	1,015	—	—	1,015
Tax benefit of share-based compensation	—	—	39	—	—	39
Balance at December 31, 2008	18,856,602	$ 188	$ 175,163	$ 77,076	$ 845	$ 253,272
Comprehensive income:						
Net income	—	—	—	46,431	—	46,431
Other comprehensive income:						
Change in unrealized gains, net of tax	—	—	—	—	1,131	1,131
Change in deferred tax valuation allowance	—	—	—	—	752	752
Comprehensive income	—	—	—	—	—	48,314
Common stock issued upon exercise of options	32,800	1	295	—	—	296
Restricted common stock issued	5,844	—	131	—	—	131
Share-based compensation	—	—	1,233	—	—	1,233
Tax benefit of share-based compensation	—	—	46	—	—	46
Redemption of Series C preferred stock	—	—	—	(175)	—	(175)
Redemption of Series D preferred stock	—	—	—	(700)	—	(700)
Balance at December 31, 2009	18,895,246	$ 189	$ 176,868	$ 122,632	$ 2,728	$ 302,417

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities			
Net income	$ 46,431	$ 43,846	$ 50,219
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	1,164	1,188	1,729
Net amortization/accretion of investments	4,013	3,018	2,778
Deferred income taxes	5,233	(6,775)	4,376
Net realized (gains) losses on investments	(2,033)	18,856	(147)
Loss on sale of asset	24	13	1
Share-based compensation	1,364	1,285	1,043
Changes in operating assets and liabilities:			
Premiums receivable	4,997	(4,418)	(7,766)
Accrued interest receivable	82	(168)	(1,158)
Deferred policy acquisition costs and deferred charges	2,512	(1,703)	67
Other assets	(9,791)	(1,005)	(1,275)
Reserve for loss and loss adjustment expenses	3,362	(6,110)	18,225
Unearned premiums	(14,600)	(1,302)	641
Reinsurance balances	(14,116)	8,788	31,985
Amounts held for others and policyholder deposits	4,954	6,329	3,225
Accounts payable and other liabilities	(6,298)	3,081	(3,512)
Net cash provided by operating activities	27,298	64,923	100,431
Investing activities			
Purchases of investments held-to-maturity	(105,928)	(142,146)	(127,156)
Purchases of investments available-for-sale	—	(5,158)	(498,766)
Purchases of short-term investments	(80,478)	—	—
Proceeds from sale of investments held-to-maturity	1,240	—	—
Proceeds from maturities of investments held-to-maturity	114,099	94,153	61,898
Proceeds from sales and maturities of investments available-for-sale	12,229	37,211	484,635
Proceeds from sales and maturities of short-term investments	26,035	—	—
Purchases of property and equipment	(1,017)	(1,336)	(1,451)
Proceeds from sales of property and equipment	3	—	1
Net cash used in investing activities	(33,817)	(17,276)	(80,839)
Financing activities			
Proceeds from stock option exercise	295	251	810
Tax benefit from share-based payments	46	39	179
Redemption of Series C preferred stock	(5,175)	—	—
Redemption of Series D preferred stock	(20,700)	—	—
Net cash (used in) provided by financing activities	(25,534)	290	989
Change in cash and cash equivalents	(32,053)	47,937	20,581
Cash and cash equivalents at beginning of year	95,241	47,304	26,748
Cash and cash equivalents at end of year	$ 63,188	$ 95,241	$ 47,329
Supplemental disclosure of cash flow information			
Interest paid	$ 1,931	$ 2,697	$ 3,403
Income taxes paid	$ 18,817	$ 25,022	$ 19,629

See accompanying notes.

AMERISAFE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

1. Summary of Significant Accounting Policies

Organization

AMERISAFE, Inc. is an insurance holding company incorporated in the state of Texas. The accompanying consolidated financial statements include the accounts of AMERISAFE and its subsidiaries: American Interstate Insurance Company ("AIIC") and its insurance subsidiaries, Silver Oak Casualty, Inc. ("SOCI") and American Interstate Insurance Company of Texas ("AIIC-TX"), Amerisafe Risk Services, Inc. ("RISK") and Amerisafe General Agency, Inc. ("AGAI"). AIIC and SOCI are property and casualty insurance companies organized under the state of Louisiana. AIIC-TX is a property and casualty insurance company organized under the laws of the state of Texas. RISK, a wholly-owned subsidiary of the Company, is a claims and safety service company servicing only affiliated insurance companies. AGAI, a wholly owned subsidiary of the Company, is a general agent for the Company. AGAI sells insurance, which is underwritten by AIIC, SOCI and AIIC-TX, as well as by nonaffiliated insurance carriers. The assets and operations of AGAI are not significant to that of the consolidated entity.

The terms "AMERISAFE," the "Company," "we," "us," or "our" refer to AMERISAFE, Inc. and its consolidated subsidiaries, as the context requires.

The Company provides workers' compensation and general liability insurance for companies primarily in special trade groups, including construction, trucking and agriculture. Assets and revenues of AIIC represent approximately 99% of comparable consolidated amounts of the Company for each of 2009, 2008 and 2007.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with the current year presentation.

Investments

The Company has the ability and positive intent to hold certain investments until maturity. Therefore, investments in held-to-maturity fixed maturity securities are recorded at amortized cost. Equity securities are recorded at fair value. Temporary changes in the fair value of the equity securities are reported in shareholders' equity as a component of other comprehensive income, net of deferred income taxes.

Investment income is recognized as it is earned. The discount or premium on fixed maturities is amortized using the "constant yield" method. Anticipated prepayments, where applicable, are considered when determining the amortization of premiums or discounts. Realized investment gains and losses are determined using the specific identification method.

The Company regularly reviews the fair value of its investments. Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below the cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. The Company regularly reviews its investment portfolio to evaluate the existence of other-than-temporary declines in the fair value of investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary, including but not limited to a reduction or interruption in scheduled cash flows, the financial condition of the issuer, how long and how much the fair value has been below amortized cost, downgrades, and the Company's intent to sell or ability to hold the security.

If the Company determines that the decline in fair value is other-than-temporary, the Company adjusts the cost basis of the investment and reports an impairment charge in net realized gains (losses) on investments in the consolidated statements of income in the period in which the Company makes this determination.

Cash and Cash Equivalents

Cash equivalents include commercial paper, pooled short-term money market funds, municipal securities with an original maturity of three months or less and certificates of deposit with an original maturity of three months or less.

Short-Term Investments

Short-term investments include municipal securities, mortgage-backed securities and certificates of deposit with an original maturity greater than three months but less than one year.

Premiums Receivable

Premiums receivable consist primarily of premium-related balances due from policyholders. The Company considers premiums receivable as past due based on the payment terms of the underlying policy. The balance is shown net of the allowance for doubtful accounts. Receivables due from insureds are charged off when a determination has been made that a specific balance will not be collected based upon the collection efforts of Company personnel. An estimate of amounts that are likely to be charged off is established as an allowance for doubtful accounts as of the balance sheet date. The estimate is primarily comprised of specific balances that are considered probable to be charged off after all collection efforts have ceased, as well as historical trends and an analysis of the aging of the receivables.

Property and Equipment

The Company's property and equipment, including certain costs incurred to develop or obtain software for internal use, are stated at cost less accumulated depreciation. Depreciation is calculated primarily by the straight-line method over the estimated useful lives of the respective assets, generally 39 years for the building and three to seven years for all other fixed assets.

Deferred Policy Acquisition Costs

The direct costs of acquiring and renewing business are capitalized to the extent recoverable and are amortized over the effective period of the related insurance policies in proportion to premium revenue earned. These capitalized costs consist mainly of sales commissions, premium taxes and other underwriting costs. The

Company evaluates deferred policy acquisition costs for recoverability by comparing the unearned premiums to the estimated total expected claim costs and related expenses, offset by anticipated investment income. The Company would reduce the deferred costs if the unearned premiums were less than expected claims and expenses after considering investment income, and report any adjustments in amortization of deferred policy acquisition costs. There were no adjustments necessary in 2009, 2008 or 2007.

Reserves for Loss and Loss Adjustment Expenses

Reserves for loss and loss adjustment expenses represent the estimated ultimate cost of all reported and unreported losses incurred through December 31. The Company does not discount loss and loss adjustment expense reserves. The reserves for loss and loss adjustment expenses are estimated using individual case-basis valuations, statistical analyses and estimates based upon experience for unreported claims and their associated loss and loss adjustment expenses. Such estimates may be more or less than the amounts ultimately paid when the claims are settled. The estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in these estimates, management believes that the reserves for loss and loss adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any adjustments are included in current operations.

Subrogation recoverables, as well as deductible recoverables from policyholders, are estimated using individual case-basis valuations and aggregate estimates. Deductibles that are recoverable from policyholders and other recoverables from state funds, decrease the liability for loss and loss adjustment expenses.

The Company funds its obligations under certain settled claims where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis through the purchase of annuities. These annuities are purchased from unaffiliated carriers and name the claimant as payee. The cost of purchasing the annuity is recorded as paid loss and loss adjustment expenses. To the extent the annuity funds estimated future claims, reserves for loss and loss adjustment expense are reduced.

Premium Revenue

Premiums on workers' compensation and general liability insurance are based on actual payroll costs or production during the policy term and are normally billed monthly in arrears or annually. However, the Company generally requires a deposit at the inception of a policy.

Premium revenue is earned on a pro rata basis over periods covered by the policies. The reserve for unearned premiums on these policies is computed on a daily pro rata basis.

The Company estimates the annual premiums to be paid by its policyholders when the Company issues the policies and records those amounts on the balance sheet as premiums receivable. The Company conducts premium audits on all of its voluntary business policyholders annually, upon the expiration of each policy, including when the policy is renewed. The purpose of these audits is to verify that policyholders have accurately reported their payroll expenses and employee job classifications, and therefore have paid the Company the premium required under the terms of the policies. The difference between the estimated premium and the audited premium is referred to as "earned but unbilled" premium, or EBUB premium. EBUB premium can be higher or lower than the estimated premium. EBUB premium is subject to significant variability and can either increase or decrease earned premium based upon several factors, including changes in premium growth, industry mix and economic conditions. Due to the timing of audits and other adjustments, actual EBUB premium is generally not determined for several months after the expiration of the policy.

The Company reviews its estimate of EBUB premiums on a quarterly basis and records an adjustment to premium, related losses, and expenses as warranted.

Reinsurance

Reinsurance premiums, losses and allocated loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Amounts recoverable from reinsurers include balances currently owed to the Company for losses and allocated loss adjustment expenses that have been paid to policyholders, amounts that are currently reserved for and will be recoverable once the related expense has been paid and experience-rated commissions recoverable upon commutation.

Upon management's determination that an amount due from a reinsurer is uncollectible due to the reinsurer's insolvency, or other matters, the amount is written off.

Ceding commissions are earned from certain reinsurance companies and are intended to reimburse the Company for policy acquisition costs related to those premiums ceded to the reinsurers. Ceding commission income is recognized over the effective period of the related insurance policies in proportion to premium revenue earned and is reflected as a reduction in underwriting and other operating costs.

Experience-rated commissions are earned from certain reinsurance companies based on the financial results of the applicable risks ceded to the reinsurers. These commission revenues on reinsurance contracts are recognized during the related reinsurance treaty period and are based on the same assumptions used for recording loss and allocated loss adjustment expenses. These commissions are reflected as a reduction in underwriting and other operating costs and are adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. Experience-rated commissions reduced underwriting and other operating costs by $9.9 million in 2009, $13.6 million in 2008 and $3.8 million in 2007.

Fee and Other Income

The Company recognizes income related to commissions earned by AGAI as the related services are performed.

Advertising

All advertising expenditures incurred by the Company are charged to expense in the period to which they relate and are included in underwriting and other operating costs in the consolidated statements of income. Total advertising expenses incurred were $444,000 in 2009, $469,000 in 2008 and $493,000 in 2007.

Income Taxes

The Company accounts for income taxes using the liability method. The provision for income taxes has two components, amounts currently payable or receivable and deferred amounts. Deferred income tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company considers deferred tax assets to be recoverable if it is probable that the related tax losses can be offset by future taxable income. The Company includes reversal of existing temporary differences, tax planning strategies available and future operating income in this assessment. To the extent the deferred tax assets exceed the amount expected to be recovered in future years, the Company records a valuation allowance for the amount determined unrecoverable.

Insurance-Related Assessments

Insurance-related assessments are accrued in the period in which they have been incurred. The Company is subject to a variety of assessments related to insurance commerce, including those by state guaranty funds and workers' compensation second-injury funds. State guaranty fund assessments are used by state insurance oversight agencies to cover losses of policyholders of insolvent or rehabilitated insurance companies and for the operating expenses of such agencies. These mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. Assessments related to premiums are generally paid one year after the calendar year in which the premium is written, while assessments related to losses are generally paid within one year of when the loss is paid.

Policyholder Dividends

The Company writes certain policies for which the policyholder may participate in favorable claims experience through a dividend. An estimated provision for workers' compensation policyholders' dividends is accrued as the related premiums are earned. Dividends do not become a fixed liability unless and until declared by the respective Boards of Directors of AMERISAFE's insurance subsidiaries. The dividend to which a policyholder may be entitled is set forth in the policy and is related to the amount of losses sustained under the policy. Dividends are calculated after the policy expiration. The Company is able to estimate the policyholder dividend liability because the Company has information regarding the underlying loss experience of the policies written with dividend provisions and can estimate future dividend payments from the policy terms. Additionally, Florida law requires payment of dividends to Florida policyholders pursuant to a formula based on underwriting results from policies written in Florida over a consecutive three-year period.

Variable Interest Entities

In December 2003, the Company formed Amerisafe Capital Trust I ("ACT I") for the sole purpose of issuing $10,000,000 in trust preferred securities. ACT I used the proceeds from the sale of these securities and the Company's initial capital contribution to purchase $10,310,000 of subordinated debt securities from the Company. The debt securities are the sole assets of ACT I, and the payments under the debt securities are the sole revenues of ACT I.

In April 2004, the Company formed Amerisafe Capital Trust II ("ACT II") for the sole purpose of issuing $25,000,000 in trust preferred securities. ACT II used the proceeds from the sale of these securities and the Company's initial capital contribution to purchase $25,780,000 of subordinated debt securities from the Company. The debt securities are the sole assets of ACT II, and the payments under the debt securities are the sole revenues of ACT II.

The Company concluded that the equity investments in ACT I and ACT II (collectively, the "Trusts") are not at risk since the subordinated debt securities issued by the Company are the Trusts' sole assets. Accordingly, the Trusts are considered variable interest entities. The Company is not considered to be the primary beneficiary of the Trusts and has not consolidated these entities.

Earnings Per Share

The Company applies the two-class method to compute basic earnings per share ("EPS"). This method calculates earnings per share for each class of common stock and participating security. Income available to common shareholders is allocated to common shares and participating securities to the extent that each security shares in earnings as if all earnings for the period had been distributed. The amount of earnings allocated to common shares is divided by the weighted-average number of common shares outstanding for the period. Participating securities that are convertible into common stock are included in the computation of basic EPS if the effect is dilutive.

Diluted EPS include potential common shares assumed issued under the treasury stock method, which reflects the potential dilution that would occur if any outstanding options or warrants were exercised or restricted stock becomes vested, and includes the "if converted" method for participating securities if the effect is dilutive. The two-class method of calculating diluted EPS is used in the event the "if converted" method is anti-dilutive.

Stock-Based Compensation

The Company recognizes the impact of its share-based compensation in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, *Compensation-Stock Compensation.* All share-based grants are recognized as compensation expense over the vesting period.

Recent Accounting Pronouncements

In April 2009, the FASB issued FASB ASC Topic 320, "*Investments-Debt and Equity Securities,*" to address concerns regarding recognition and presentation of other-than-temporary impairments. For debt securities, the amount of other-than-temporary impairment related to a credit loss or impairments on securities are recognized in earnings and reflected as a reduction in the cost basis of the security. The amount of the other-than-temporary impairment on debt securities related to other factors is recorded as a component of shareholders' equity in other comprehensive income or loss with no change to the cost basis of the security. For equity securities, the amount of the other-than-temporary impairment due to the extent and duration that fair values are below cost is recognized in earnings and reflected as a reduction in the cost basis of the security. ASC Topic 320 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC Topic 320 did not have a material effect on the Company's financial position or results of operations.

In May 2009, the FASB issued FASB ASC Topic 855, "*Subsequent Events,*" which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. The adoption of ASC Topic 855 did not have a material effect on the Company's financial position or results of operations.

In June 2009, the FASB issued FASB ASC Topic 105, "*Generally Accepted Accounting Principles,*" as the single source of authoritative nongovernmental U.S. GAAP. ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standards documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current annual reporting period. The adoption of this pronouncement did not have an impact on the Company's financial condition or results of operations, but will impact our financial reporting process by eliminating all references to pre-codification standards. On the effective date of the Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

2. Investments

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2009 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
U.S. Treasury securities and obligations of U.S. Government agencies	$ 15,316	$ 698	$ (5)	$ 16,009
States and political subdivisions	480,564	15,495	(1,893)	494,166
U.S. agency-based mortgage-backed securities	80,260	3,462	(56)	83,666
Commercial mortgage-backed securities	51,592	—	(4,546)	47,046
Asset-backed securities	7,079	—	(1,798)	5,281
Long-term certificates of deposit	750	—	—	750
Corporate bonds	30,857	1,199	(69)	31,987
Totals	$ 666,418	$ 20,854	$ (8,367)	$ 678,905

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2009 are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Equity securities	$ 14,424	$ 2,270	$ (123)	$ 16,571

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as held-to-maturity at December 31, 2008 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
U.S. Treasury securities and obligations of U.S. Government agencies	$ 23,024	$ 1,792	$ (37)	$ 24,779
States and political subdivisions	482,923	4,836	(9,881)	477,878
U.S. agency-based mortgage-backed securities	92,862	2,411	(24)	95,249
Commercial mortgage-backed securities	51,610	—	(11,682)	39,928
Asset-backed securities	10,803	—	(3,041)	7,762
Corporate bonds	19,054	117	(683)	18,488
Totals	$ 680,276	$ 9,156	$ (25,348)	$ 664,084

The gross unrealized gains and losses on, and the cost and fair value of, those investments classified as available-for-sale at December 31, 2008 are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Equity securities	$ 25,002	$ —	$ (571)	$ 24,431

A summary of the cost or amortized cost and fair value of investments in fixed maturity securities, classified as held-to-maturity at December 31, 2009, by contractual maturity, is as follows:

	Cost or Amortized Cost	Fair Value
	(In thousands)	
Maturity:		
Due in 2010	$ 29,114	$ 29,433
In 2011 through 2014	221,867	228,515
In 2015 through 2019	130,459	135,712
After 2019	146,047	149,252
Mortgage-backed and asset-backed securities	138,931	135,993
Totals	$ 666,418	$ 678,905

At December 31, 2009, there were $25,000 of cash and short-term investments and $18,528,334 of held-to-maturity investments on deposit with regulatory agencies of states in which the Company does business.

A summary of the Company's realized gains and losses on sales, calls or redemptions of investments for 2009, 2008 and 2007 is as follows:

	Fixed Maturity Securities Available for Sale	Equity Securities	Other	Total
		(In thousands)		
Year ended December 31, 2009				
Proceeds from sales	$ —	$ 12,229	$ —	$ 12,229
Gross realized investment gains	$ —	$ 1,650	$ —	$ 1,650
Gross realized investment (losses)	—	—	—	—
Net realized investment gain	—	1,650	—	1,650
Impairments	—	—	—	—
Other, including gains on calls and redemptions	—	—	383	383
Net realized investment gains	$ —	$ 1,650	$ 383	$ 2,033
Year ended December 31, 2008				
Proceeds from sales	$ 32,425	$ 4,786	$ —	$ 37,211
Gross realized investment gains	$ —	$ 468	$ —	$ 468
Gross realized investment (losses)	—	(2,086)	—	(2,086)
Net realized investment (losses)	—	(1,618)	—	(1,618)
Impairments	—	(14,133)	(3,156)	(17,289)
Other, including gains on calls and redemptions	—	—	51	51
Net realized investment (losses)	$ —	$ (15,751)	$(3,105)	$ (18,856)
Year ended December 31, 2007				
Proceeds from sales	$ 484,635	$ —	$ —	$ 484,635
Gross realized investment gains	$ 17	$	$ —	$ 17
Gross realized investment (losses)	(6)	—	—	(6)
Net realized investment gain	11	—	—	11
Other, including gains on calls and redemptions	—	—	136	136
Net realized investment gains	$ 11	$ —	$ 136	$ 147

Major categories of the Company's net investment income are summarized as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Gross investment income:			
Fixed maturity securities	$ 28,163	$ 28,879	$ 27,441
Equity securities	477	931	874
Short-term investments and cash and cash equivalents	711	2,351	3,056
Total gross investment income	29,351	32,161	31,371
Investment expenses	(1,337)	(1,163)	(1,163)
Net investment income	$ 28,014	$ 30,998	$ 30,208

The following table summarizes the gross unrealized losses on securities that were at a loss for either less than twelve months or twelve months or longer:

	Less Than Twelve Months		Twelve Months or Longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
December 31, 2009:				
Fixed maturity securities	$ 49,757	$ (666)	$ 79,327	$ (7,701)
Equity securities	1,910	(123)	—	—
December 31, 2008:				
Fixed maturity securities	$ 170,315	$ (5,176)	$ 103,550	$ (20,173)
Equity securities	1,948	(85)	21,394	(486)

The Company regularly reviews its investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. The Company considers various factors in determining if a decline in the fair value of an individual security is other-than-temporary. The key factors considered are:

- any reduction or elimination of dividends, or nonpayment of scheduled principal or interest payments;
- the financial condition and near-term prospects of the issuer of the applicable security, including any specific events that may affect its operations or earnings;
- how long and by how much the fair value of the security has been below its cost or amortized cost;
- any downgrades of the security by a rating agency;
- our intent not to sell the security for a sufficient time period for it to recover its value;
- the likelihood of being forced to sell the security before the recovery of its value; and
- an evaluation as to whether there are any credit losses on debt securities.

The Company reviewed all securities with unrealized losses in accordance with the impairment policy described above. The Company determined that the unrealized losses in the fixed maturity securities portfolio related primarily to changes in market interest rates since the date of purchase, current conditions in the capital markets and the impact of those conditions on market liquidity and prices generally, and the transfer of the investments from the available-for-sale classification to the held-to-maturity classification in January 2004. The Company expects to recover the carrying value of these securities since management does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the security before the recovery of its amortized cost basis. In addition, none of the unrealized losses on debt securities are considered credit losses.

There were no impairment charges recorded by the Company in 2009. In order to recapture realized capital gains for income tax purposes, the Company sold certain equity securities and one fixed-maturity security which was classified as held-to-maturity. These particular securities had been impaired in 2008. The held-to-maturity security was eligible for sale because the security had been downgraded below investment grade. With limited securities classified as available-for-sale, the sale of this fixed-maturity security was needed to maximize carryback potential. A realized gain of $1.9 million was recorded on the sale of these previously impaired securities.

3. Premiums Receivable

Premiums receivable consist primarily of premium-related balances due from policyholders. The balance is shown net of the allowance for doubtful accounts. The components of premiums receivable are shown below:

	December 31,	
	2009	2008
	(In thousands)	
Premiums receivable	$ 156,487	$ 159,795
Allowance for doubtful accounts	(4,917)	(3,228)
Premiums receivable, net	$ 151,570	$ 156,567

The following summarizes the activity in the allowance for doubtful accounts:

	December 31,		
	2009	2008	2007
	(In thousands)		
Balance, beginning of year	$ 3,228	$ 2,552	$ 2,510
Provision for bad debts	2,996	3,340	1,605
Write-offs	(1,307)	(2,664)	(1,563)
Balance, end of year	$ 4,917	$ 3,228	$ 2,552

In 2006, the Company recorded an estimate for EBUB premium of $5.3 million, or 1.6% of gross premiums written in 2006. At December 31, 2007, the Company's revised estimate for EBUB premium was $9.0 million, an increase of $3.7 million or 1.1% of gross premiums written in 2007. At December 31, 2008, the Company's revised estimate for EBUB premium was $10.2 million, an increase of $1.2 million or 0.4% of gross premiums written in 2008. At December 31, 2009, the Company's revised estimate for EBUB premium was $4.2 million, a decrease of $6.0 million or 2.3% of gross premiums written in 2009.

4. Deferred Policy Acquisition Costs

The Company incurs certain costs related to acquiring policies. These costs are deferred and expensed over the life of the related policies. Major categories of the Company's deferred policy acquisition costs are summarized as follows:

	December 31,	
	2009	2008
	(In thousands)	
Agents' commissions	$ 11,898	$ 13,487
Premium taxes	2,899	3,404
Deferred underwriting expenses	3,331	3,398
Total deferred policy acquisition costs	$ 18,128	$ 20,289

The following summarizes the activity in the deferred policy acquisition costs:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Balance, beginning of year	$ 20,289	$ 18,414	$ 18,486
Policy acquisition costs deferred	34,967	42,647	40,918
Amortization expense during the year	(37,128)	(40,773)	(40,990)
Balance, end of year	$ 18,128	$ 20,289	$ 18,414

5. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Land and office building	$ 4,751	$ 4,580
Furniture and equipment	6,277	6,067
Software	8,023	7,665
Automobiles	93	93
	19,144	18,405
Accumulated depreciation	(13,775)	(12,863)
Real estate, furniture and equipment, net	$ 5,369	$ 5,542

Furniture and equipment included property held under capital leases of $86,000 and $156,000 at December 31, 2009 and 2008, respectively, and software included property held under capital leases of $103,000 and $191,000 at December 31, 2009 and 2008, respectively. Accumulated depreciation includes $73,000 and $168,000, respectively, that is related to these properties. The capital lease obligations related to these properties are included in accounts payable and other liabilities.

Future minimum lease payments related to the capital lease obligations are detailed below (in thousands):

2010	$ 63
2011	42
Less amount representing interest	(2)
Present value of net minimum lease payments	$ 103

6. Reinsurance

The Company cedes certain premiums and losses to various reinsurers under quota share and excess-of-loss treaties. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks, and provide additional capacity for growth. Ceded reinsurance contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers on a continual basis. The effect of reinsurance on premiums written and earned in 2009, 2008 and 2007 was as follows:

	2009 Premiums		2008 Premiums		2007 Premiums	
	Written	Earned	Written	Earned	Written	Earned
	(In thousands)					
Gross	$ 256,454	$ 271,054	$ 307,841	$ 309,143	$ 327,761	$ 327,121
Ceded	(20,158)	(20,158)	(19,650)	(19,650)	(20,215)	(20,215)
Net premiums	$ 236,296	$ 250,896	$ 288,191	$ 289,493	$ 307,546	$ 306,906

The amounts recoverable from reinsurers consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Unpaid losses recoverable:		
Case basis	$ 39,023	$ 43,439
Incurred but not reported	21,412	13,157
Paid losses recoverable	2,095	1,332
Experience-rated commissions recoverable	19,348	9,835
Total	$ 81,878	$ 67,763

Amounts recoverable from reinsurers consists of ceded case reserves, ceded incurred but not reported ("IBNR") reserves, paid losses recoverable and experience-rated commissions recoverable. Ceded case and ceded IBNR reserves represent the portion of gross loss and loss adjustment expense liabilities that are recoverable under reinsurance agreements, but are not yet due from reinsurers. Paid losses recoverable are receivables currently due from reinsurers for ceded paid losses. The Company considers paid losses recoverable outstanding for more than 90 days to be past due. At December 31, 2009, paid losses recoverable of $63,000 were past due. Experience-rated commissions recoverable represents earned commission from certain reinsurance companies based on the financial results of the applicable risks ceded to the reinsurers.

The Company received reinsurance recoveries of $6,376,000 in 2009, $19,852,000 in 2008 and $33,745,000 in 2007.

At December 31, 2009, unsecured reinsurance recoverables from reinsurers that exceeded 1.5% of statutory surplus of the Company's insurance subsidiary are shown below (in thousands). The A.M. Best Company rating for the reinsurer is shown parenthetically.

Odyssey America Reinsurance Corporation (A)	$ 15,128
Hannover Reinsurance (Ireland) Limited (A)	15,042
Aspen Insurance Limited (A)	9,460
Minnesota Workers' Compensation Reinsurance Association (NR)	7,556
Clearwater Insurance Company (A–)	7,209
St. Paul Fire & Marine Insurance Company (A+)	6,946
Finial Reinsurance Company (A–)	5,927
SCOR Reinsurance Company (A–)	5,451
Clearwater Select Insurance Company (A)	1,319
American National Insurance Company (A)	1,286
Other reinsurers	6,554
Total reinsurance recoverables	81,878
Letters of credit and funds held	28,908
Total unsecured reinsurance recoverables	$ 52,970

7. Income Taxes

The Company's deferred income tax assets and liabilities are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Deferred income tax assets:		
Discounting of net unpaid loss and loss adjustment expenses	$ 19,702	$ 23,257
Unearned premiums	10,788	11,979
Accrued expenses and other	3,155	2,192
Accrued policyholder dividends	1,561	1,647
Capital loss carryforward on impaired securities	2,417	5,997
Accrued insurance-related assessments	4,040	4,850
Total deferred tax assets	41,663	49,922
Less valuation allowance	(1,559)	(3,011)
Net deferred income tax assets	40,104	46,911
Deferred income tax liabilities:		
Deferred policy acquisition costs	(7,659)	(8,521)
Deferred charges	(924)	(1,039)
Unrealized gain on securities available-for-sale	(1,064)	(455)
Property and equipment and other	(184)	(253)
Salvage and subrogation	(1,784)	(3,063)
Total deferred income tax liabilities	(11,615)	(13,331)
Net deferred income taxes	$ 28,489	$ 33,580

The components of consolidated income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Current:			
Federal	$ 10,226	$ 26,292	$ 16,168
State	468	725	332
	10,694	27,017	16,500
Deferred:			
Federal	5,233	(6,775)	4,376
Total	$ 15,927	$ 20,242	$ 20,876

In 2009, the Company recorded a reduction of $1.5 million in the valuation allowance of $3.0 million established in 2008 for unrealized losses resulting from other-than-temporary impairments.

Income tax expense (benefit) from operations is different from the amount computed by applying the U.S. federal income tax statutory rate of 35% to income before income taxes as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Income tax computed at federal statutory tax rate	$ 21,825	$ 22,431	$ 24,883
Tax-exempt interest, net	(5,503)	(5,175)	(4,245)
State income tax	468	725	332
Dividends received deduction	(83)	(197)	(142)
Valuation allowance	(701)	3,011	—
Other	(79)	(553)	48
	$ 15,927	$ 20,242	$ 20,876

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. There were no such uncertain positions as of December 31, 2009 and 2008.

Tax years 2005 through 2009 are subject to examination by the federal and state taxing authorities. There are no income tax examinations currently in process.

8. Line of Credit

In October 2007, the Company entered into an agreement providing for a line of credit in the maximum amount of $20 million. The agreement expires in October 2010. Under the agreement, advances may be made either in the form of loans or letters of credit. Borrowings under the agreement accrue interest at rates based either on the prime rate or LIBOR. Letters of credit issued under the arrangement accrue fees on undrawn amounts as long as the letters are outstanding. The Company does not pay a facility fee on amounts available under the line of credit unless they are advanced and outstanding. The facility is unsecured. No borrowings or letters of credit were outstanding under the line of credit arrangement at December 31, 2009 or 2008.

9. Subordinated Debt Securities

On December 16, 2003, the Company entered into a trust preferred securities transaction pursuant to which it issued $10,310,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, the Company formed a Delaware statutory trust, Amerisafe Capital Trust I ("ACT I"). ACT I issued $10,000,000 of preferred securities to investors and $310,000 of common securities to the Company. ACT I used the proceeds from these issuances to purchase the subordinated debt securities. The Company pays interest on its ACT I subordinated debt securities quarterly at a rate equal to LIBOR plus 4.10% per annum (4.4% at December 31, 2009). ACT I pays interest on its preferred securities at the same rate. The Company subordinated debt securities and ACT I preferred securities were repayable on or after January 8, 2009. Payments of principal, interest and premium, if any, on the ACT I preferred securities are guaranteed by the Company.

On April 29, 2004, the Company entered into a second trust preferred securities transaction pursuant to which it issued $25,780,000 aggregate principal amount of subordinated debt securities due in 2034. To effect the transaction, the Company formed a Delaware statutory trust, Amerisafe Capital Trust II ("ACT II"). ACT II issued $25,000,000 of preferred securities to investors and $780,000 of common securities to the Company. ACT II used the proceeds from these issuances to purchase the subordinated debt securities. The Company pays interest on its ACT II subordinated debt securities quarterly at a rate equal to LIBOR plus 3.80% per annum (4.1% at December 31, 2009). ACT II pays interest on its preferred securities at the same rate. The Company subordinated debt securities and ACT II preferred securities are repayable on or after April 29, 2009. Payments of principal, interest and premium, if any, on the ACT II preferred securities are guaranteed by the Company.

10. Loss and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances, net of related amounts recoverable from reinsurers, for 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Reserves for loss and loss adjustment expenses ("LAE")	$ 531,293	$ 537,403	$ 519,178
Less amounts recoverable from reinsurers on unpaid loss and LAE	56,596	74,925	106,810
Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at beginning of year	474,697	462,478	412,368
Add:			
Provision for loss and LAE for claims occurring in the current year, net of reinsurance	185,201	196,776	208,021
Change in estimated loss and LAE for claims occurring in prior years, net of reinsurance	(21,885)	(20,387)	(9,490)
Incurred losses during the current year, net of reinsurance	163,316	176,389	198,531
Less loss and LAE payments for claims, net of reinsurance, occurring during:			
Current year	42,174	47,539	43,012
Prior years	121,619	116,631	105,409
	163,793	164,170	148,421
Reserves for loss and LAE, net of related amounts recoverable from reinsurers, at end of year	474,220	474,697	462,478
Add amounts recoverable from reinsurers on unpaid loss and LAE	60,435	56,596	74,925
Reserves for loss and LAE	$ 534,655	$ 531,293	$ 537,403

The Company's reserves for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, at December 31, 2008 were decreased in 2009 by $21.9 million. Reserves at December 31, 2007 were decreased in 2008 by $20.4 million, and at December 31, 2006 reserves were decreased in 2007 by $9.5 million. The revisions to the Company's reserves reflect new information gained by claims adjusters in the normal course of adjusting claims and then reflected in the financial statements when the information becomes available. It is typical for more serious claims to take several years to settle and the Company continually revises estimates as more information about claimants' medical conditions and potential disability becomes known and the claims get closer to being settled.

The anticipated effect of inflation is implicitly considered when estimating liabilities for loss and loss adjustment expenses. Average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions and general economic trends. These anticipated trends are monitored based on actual development and are modified if necessary.

11. Statutory Accounting and Regulatory Requirements

The Company's insurance subsidiaries file financial statements prepared in accordance with statutory accounting principles prescribed or permitted by the insurance regulatory authorities of the states in which the subsidiaries are domiciled. Statutory-basis shareholder's capital and surplus at December 31, 2009, 2008 and 2007 of the directly owned insurance subsidiary, AIIC, and the combined statutory-basis net income and realized investment gains for all AMERISAFE's insurance subsidiaries for the three years in the period ended December 31, 2009, were as follows (in thousands):

	2009	2008 (unaudited)	2007
Capital and surplus	$ 323,477	$ 276,338	$ 241,022
Net income	55,159	36,975	54,620
Realized investment gains (losses)	2,008	(18,856)	147

Property and casualty insurance companies are subject to certain risk-based capital ("RBC") requirements specified by the National Association of Insurance Commissioners. Under these requirements, a target minimum amount of capital and surplus maintained by a property/casualty insurance company is determined based on the various risk factors related to it. At December 31, 2009, the capital and surplus of AIIC and its subsidiaries exceeded the minimum RBC requirement.

Pursuant to regulatory requirements, AIIC cannot pay dividends to the Company in excess of the lesser of 10% of statutory surplus, or statutory net income, excluding realized investment gains, for the preceding 12-month period, without the prior approval of the Louisiana Commissioner of Insurance. However, for purposes of this dividend calculation, net income from the previous two calendar years may be carried forward to the extent that it has not already been paid out as dividends. AIIC paid $10.0 million in dividends to the Company in 2009, $10.0 million in 2008 and $9.0 million in 2007. Based upon the above described calculation, AIIC could pay to the Company dividends of up to $22.3 million in 2009 without seeking regulatory approval.

12. Capital Stock

Common Stock

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.01 per share. At December 31, 2009, there were 18,895,246 shares of common stock issued and outstanding.

Non-Voting Common Stock

The Company is authorized to issue 5,000,000 shares of convertible non-voting common stock, par value $0.01 per share. There were no shares of non-voting common stock outstanding at December 31, 2009 and 2008 or issued during the three-year period ended December 31, 2009.

Series A Preferred Stock

The Company is authorized to issue 1,500,000 shares of Series A preferred stock, par value $0.01 per share, of which 862,924 shares have been canceled and retired and cannot be reissued. No shares of Series A preferred stock were outstanding at December 31, 2009 and 2008.

Series B Preferred Stock

The Company is authorized to issue 1,500,000 shares of Series B preferred stock, par value $0.01 per share. There were no shares of Series B preferred stock outstanding at December 31, 2009 and 2008 or issued during the three-year period ended December 31, 2009.

Series C and Series D Convertible Preferred Stock

The Company is authorized to issue 500,000 shares of convertible preferred stock, par value $0.01 per share, of which 300,000 shares are designated as Series C convertible deferred pay preferred stock and 200,000 shares are designated as Series D non-voting convertible deferred pay preferred stock (collectively, the "Convertible Preferred Stock"). In November, 2006, 250,000 shares of Series C preferred stock were converted into shares of common stock by the holders in connection with a secondary public offering of the Company's common stock. Effective as of December 31, 2009, all then-outstanding Series C and Series D shares have been canceled and cannot be reissued.

Series E Preferred Stock

The Company is authorized to issue 500,000 shares of Series E preferred stock, par value $0.01 per share, of which 317,744 shares have been redeemed by the Company. Theses shares have been canceled and retired and cannot be reissued.

Junior Preferred Stock

The Company's board has the authority, without further action by the shareholders, to issue up to 10,000,000 shares of junior preferred stock, par value $0.01 per share, in one or more series. In addition, the board may fix the rights, preferences and privileges of any series of junior preferred stock it may determine to issue. There were no shares of junior preferred stock outstanding at December 31, 2009 and 2008 or issued during the three-year period ended December 31, 2009.

Liquidation Provisions

In the event of any liquidation or dissolution of the Company, assets will be distributed first to holders of common stock and non-voting common stock, subject to any other preferential amounts payable to holders of any then-outstanding series of junior preferred stock.

13. Stock Options and Restricted Stock

2005 Incentive Plan

The AMERISAFE 2005 Equity Incentive Plan (the "2005 Incentive Plan") is administered by the Compensation Committee of the Board and is designed to provide incentive compensation to executive officers and other key management personnel. The 2005 Incentive Plan permits awards in the form of incentive stock options, as defined in Section 422(b) of the Internal Revenue Code of 1986, non-qualified stock options, restricted shares of common stock and restricted stock units. The maximum number of shares of common stock that may be issued pursuant to option grants and restricted stock and restricted stock unit awards under the 2005 Incentive Plan is 1,900,000 shares, subject to the authority of the Board to adjust this amount in the event of a merger, consolidation, reorganization, stock dividend, stock split, combination of shares, recapitalization or similar transaction affecting the common stock. Officers, other key employees, consultants and other persons performing services for the Company that are equivalent to those typically provided by Company employees are eligible to participate in the 2005 Incentive Plan. However, only employees (including Company officers) can receive grants of incentive stock options.

Stock options granted under the 2005 Incentive Plan have an exercise price of not less than 100% of the fair value of the common stock on the date of grant. However, any stock options granted to holders of more than 10% of the Company's voting stock will have an exercise price of not less than 110% of the fair value of the common stock on the date of grant. Stock option grants are exercisable, subject to vesting requirements determined by the Compensation Committee, for periods of up to ten years from the date of grant, except for any grants to holders of more than 10% of the Company's voting stock, which will have exercise periods limited to a maximum of five years. Stock options generally expire 90 days after the cessation of an optionee's service as an employee. However, in the case of an optionee's death or disability, the unexercised portion of a stock option remains exercisable for up to one year after the optionee's death or disability. Stock options granted under the 2005 Incentive Plan are not transferable, except by will or the laws of descent and distribution.

The Company uses the Black-Scholes-Merton option pricing model to estimate the fair value of each option on the date of grant. The expected terms of options are developed by considering the Company's historical attrition rate for those employees at the officer level, who are eligible to receive options. Further, the Company aggregates individual awards into homogenous groups based upon grant date. Expected volatility is estimated using daily historical volatility for six companies within the property and casualty insurance sector. The Company believes that historical volatility of this peer group is currently the best estimate of expected volatility of the market price of the Company's common shares. The dividend yield is assumed to be zero as the Company has not historically paid cash dividends nor expects to pay cash dividends in the near future. The risk-free interest rate is the yield on the grant date of U.S. Treasury zero coupon securities with a maturity comparable to the expected term of the options.

As of December 31, 2009, the Company had made awards of stock options under the 2005 Incentive Plan on September 1, 2006, September 25, 2006, March 2, 2007, January 24, 2008, November 10, 2008, August 7, 2009 and November 19, 2009. At December 31, 2009, 198,009 shares of common stock were available for future awards under the 2005 Incentive Plan.

The assumptions used in the Black-Scholes-Merton pricing model for options granted under the 2005 Incentive Plan in each of the last three years were as follows:

	2009	2008	2007
Expected Volatility	35.5% – 35.6%	23.5% – 29.0%	27.1%
Weighted-Average Risk-Free Interest Rate	3.5% – 4.5%	3.1% – 3.2%	4.5%
Weighted-Average Expected Life	6.5 years	6.5 years	6.5 years
Expected Dividend Yield	0.0%	0.0%	0.0%

The following table summarizes information about the stock options outstanding under the 2005 Incentive Plan at December 31, 2007, 2008 and 2009:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding at January 1, 2007	1,392,000	9.10	8.9
Granted	50,000	17.65	—
Exercised	(90,049)	9.00	—
Canceled, forfeited, or expired	—	—	—
Outstanding at December 31, 2007	1,351,951	9.43	9.0
Exercisable at December 31, 2007	446,751	9.00	8.9
Outstanding at January 1, 2008	1,351,951	9.43	9.0
Granted	95,000	15.23	—
Exercised	(27,896)	9.00	—
Canceled, forfeited, or expired	—	—	—
Outstanding at December 31, 2008	1,419,055	9.82	8.2
Exercisable at December 31, 2008	707,255	9.20	7.9
Outstanding at January 1, 2009	1,419,055	9.82	8.2
Granted	94,000	17.42	—
Exercised	(32,800)	9.00	—
Canceled, forfeited, or expired	(11,400)	—	—
Outstanding at December 31, 2009	1,468,855	10.34	7.4
Exercisable at December 31, 2009	974,255	9.39	7.0

The weighted-average grant date fair values of options granted during 2009, 2008 and 2007 were $7.47, $5.38 and $6.71, respectively. Cash received from option exercises was $295,000, $251,000 and $810,000 in 2009, 2008 and 2007, respectively. Total tax benefits realized for tax deductions from option exercises were $47,000, $48,000 and $164,000 in 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was $252,000, $237,000 and $791,000, respectively. The fair value of shares vested during 2009, 2008 and 2007 was $1,160,000, $1,072,000 and $1,005,000, respectively. The aggregate intrinsic value of vested shares outstanding as of December 31, 2009, 2008 and 2007 was $8,360,000, $8,010,000 and $2,879,000, respectively.

The following table summarizes information about the restricted stock outstanding under the 2005 Incentive Plan at December 31, 2009:

	Shares	Weighted-Average Grant-Date Fair Value per Share
Nonvested balance at January 1, 2007	12,663	10.66
Granted	13,030	17.65
Vested	(12,663)	10.66
Forfeited	—	
Nonvested balance at December 31, 2007	13,030	17.65
Granted	9,918	13.15
Vested	(13,030)	17.65
Forfeited	—	
Nonvested balance at December 31, 2008	9,198	13.15
Granted	—	
Vested	(9,198)	13.15
Forfeited	—	
Nonvested balance at December 31, 2009	—	

The Company recognized compensation expense of $1,263,000, $1,177,000 and $973,000 in 2009, 2008 and 2076, respectively, related to the 2005 Incentive Plan.

2005 Restricted Stock Plan

The AMERISAFE 2005 Non-Employee Director Restricted Stock Plan (the "2005 Restricted Stock Plan") is administered by the Compensation Committee of the Board and provides for the automatic grant of restricted stock awards to non-employee directors of the Company. Restricted stock awards to non-employee directors are generally subject to terms including non-transferability, immediate vesting upon death or total disability of a director, forfeiture of unvested shares upon termination of service by a director and acceleration of vesting upon a change of control of the Company. The maximum number of shares of common stock that may be issued pursuant to restricted stock awards under the 2005 Restricted Stock Plan is 50,000 shares, subject to the authority of the Board to adjust this amount in the event of a merger, consolidation, reorganization, stock split, combination of shares, recapitalization or similar transaction affecting the common stock. At December 31, 2009, there were 23,383 shares of common stock available for future awards under the 2005 Restricted Stock Plan.

Under the 2005 Restricted Stock Plan, each non-employee director is automatically granted a restricted stock award for a number of shares equal to $15,000 divided by the closing price of the Company's common stock on the date of the annual meeting of shareholders at which the non-employee director is elected or is continuing as a member of the Board. Each restricted stock award vests on the date of the next annual meeting of shareholders following the date of grant, subject to the continued service of the non-employee director.

As of December 31, 2009, there were 5,844 shares of restricted stock outstanding under the 2005 Restricted Stock Plan, all of which will vest on the date of the annual meeting of shareholders in 2010.

The following table summarizes information about the restricted stock outstanding under the 2005 Restricted Stock Plan at December 31, 2009:

	Shares	Weighted-Average Grant-Date Fair Value per Share
Nonvested balance at January 1, 2007	6,110	12.27
Granted	6,085	17.66
Vested	(5,030)	12.42
Forfeited	(1,222)	12.27
Nonvested balance at December 31, 2007	5,943	17.66
Granted	6,468	16.22
Vested	(5,943)	17.66
Forfeited	—	—
Nonvested balance at December 31, 2008	6,468	16.22
Granted	5,844	15.39
Vested	(6,468)	16.22
Forfeited	—	—
Nonvested balance at December 31, 2009	5,844	15.39

The Company recognized compensation expense of $101,000 in 2009, $108,000 in 2008 and $70,000 in 2007 related to the 2005 Restricted Stock Plan. In 2009 and 2008, total tax expense realized for tax from vesting of restricted stock was $2,000 and $9,000, respectively. In 2007, total tax benefits realized for tax deductions from vesting of restricted stock was $15,000.

14. Earnings Per Share

Diluted earnings per share includes common shares assumed issued under the "treasury stock method," which reflects the potential dilution that would occur if any outstanding options are exercised. Diluted earnings per share also includes the "if converted" method for participating securities if the result is dilutive. The two-class method of calculating diluted earnings per share is used whether the "if converted" result is dilutive or anti-dilutive.

The calculation of basic and diluted EPS for the years ended December 31, 2009, 2008 and 2007 are presented below.

	For the Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share amounts)		
Basic EPS:			
Net income	$ 46,431	$ 43,846	$ 50,219
Redemption Premium	(875)	—	—
Income available to common shareholders	$ 45,556	$ 43,846	$ 50,219
Amount allocable to common shareholders	94.1%	94.0%	94.0%
Income allocable to common shareholders	$ 42,869	$ 41,215	$ 47,211
Weighted-average common shares outstanding	18,860	18,815	18,767
Basic earnings per share	$ 2.27	$ 2.19	$ 2.52
Diluted EPS:			
Income allocable to common shareholders	$ 42,869	$ 41,215	$ 47,211
Dividends on participating securities	—	—	—
Income allocable to common shareholders after assumed conversions	$ 42,869	$ 41,215	$ 47,211
Weighted average common shares outstanding	18,860	18,815	18,767
Diluted effect:			
Stock options	396	304	295
Restricted stock	12	23	17
Weighted average diluted shares outstanding	19,268	19,142	19,079
Diluted earnings per share	$ 2.22	$ 2.15	$ 2.47

The table below sets forth the calculation of the percentage of net income allocable to common shareholders, or the "portion allocable to common shareholders." Under the two-class method, unvested stock options, and out-of-money vested stock options are not considered to be participating securities.

	Years Ended		
	2009	2008	2007
Numerator:			
Basic weighted average common shares	18,860,197	18,814,508	18,767,210
Add: Other common shares eligible for common dividends:			
Weighted average restricted shares and stock options (including tax benefit component)	408,098	327,180	312,170
Weighted average participating common shares	19,268,295	19,141,688	19,079,380
Denominator:			
Weighted average participating common shares	19,268,295	19,141,688	19,079,380
Add: Other classes of securities, including contingently issuable common shares and convertible preferred shares:			
Weighted average common shares issuable upon conversion of Series C preferred shares	242,287	242,953	242,953
Weighted average common shares issuable upon conversion of Series D preferred shares	969,154	971,817	971,817
Weighted average participating shares	20,479,736	20,356,458	20,294,150
Portion allocable to common shareholders	94.1%	94.0%	94.0%

15. Other Comprehensive Income

	Pre-Tax Amount	Tax Expense	Net-of-Tax Amount
		(In thousands)	
December 31, 2009			
Unrealized gain on securities:			
Unrealized gain on available-for-sale securities	$ 2,497	$ 874	$ 1,623
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(983)	(344)	(639)
Less reclassification adjustment for losses realized in net income	226	79	147
Change in deferred tax valuation allowance	752	—	752
Net unrealized gain	2,492	609	1,883
Other comprehensive income	$ 2,492	$ 609	$ 1,883
December 31, 2008			
Unrealized loss on securities:			
Unrealized loss on available-for-sale securities	$ (271)	$ (95)	$ (176)
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(1,286)	(450)	(836)
Less reclassification adjustment for losses realized in net income	452	158	294
Net unrealized loss	(1,105)	(387)	(718)
Other comprehensive income	$ (1,105)	$ (387)	$ (718)
December 31, 2007			
Unrealized gain on securities:			
Unrealized gain on available-for-sale securities	$ (2,686)	$ (940)	$ (1,746)
Less amortization of differences between fair value and amortized cost for fixed maturity security transfer	(1,532)	(536)	(996)
Less reclassification adjustment for losses realized in net income	425	148	277
Net unrealized loss	(3,793)	(1,328)	(2,465)
Other comprehensive income	$ (3,793)	$ (1,328)	$ (2,465)

16. Employee Benefit Plan

The Company's 401(k) benefit plan is available to all employees. The Company matches up to 2% of employee compensation for participating employees, subject to certain limitations. Employees are fully vested in employer contributions to this plan after five years. Company contributions to this plan were $313,000 in 2009, $311,000 in 2008 and $296,000 in 2007.

17. Commitments and Contingencies

The Company is a party to various legal actions arising principally from claims made under insurance policies and contracts. Those actions are considered by the Company in estimating reserves for loss and loss adjustment expenses. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company provides workers' compensation insurance in several states that maintain second-injury funds. Incurred losses on qualifying claims that exceed certain amounts may be recovered from these state funds. There is no assurance that the applicable states will continue to provide funding under these programs.

The Company manages risk on certain long-duration claims by settling these claims through the purchase of annuities from unaffiliated carriers. In the event these carriers are unable to meet their obligations under these contracts, the Company could be liable to the claimants. The following table summarizes (in thousands) the fair value of the annuities at December 31, 2009, that the Company has purchased to satisfy its obligations. The A.M. Best Company rating is shown parenthetically.

Life Insurance Company	Statement Value of Annuities Exceeding 1% of Statutory Surplus
American General Life Insurance (A)	$ 20,860
New York Life Insurance Company (A++)	12,534
Pacific Life and Annuity Company (A+)	10,176
Aviva Life Insurance Company (A)	7,667
Metropolitan Life Insurance Company (A+)	6,923
John Hancock Life Insurance Company USA (A+)	6,372
Genworth Life Insurance Company (A)	5,577
Liberty Life Assurance Company of Boston (A)	4,920
Other	14,416
	$ 89,445

Substantially all of the annuities are issued or guaranteed by life insurance companies that have an A.M. Best Company rating of "A" (Excellent) or better.

The Company leases equipment and office space under noncancelable operating leases. At December 31, 2009, future minimum lease payments are as follows (in thousands):

2010	$ 467
2011	182
2012	93
2013	47
2014	7
	$ 796

Rental expense was $856,000 in 2009, $804,000 in 2008 and $921,000 in 2007.

18. Concentration of Operations

The Company derives its revenues primarily from its operations in the workers' compensation insurance line of business. Total net premiums earned for the different lines of business are shown below:

	2009		2008		2007	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
			(Dollars in thousands)			
Workers' compensation	$ 249,758	99.5%	$ 288,037	99.5%	$ 305,366	99.5%
General liability	1,138	0.5%	1,456	0.5%	1,540	0.5%
Total net premiums earned	$ 250,896	100.0%	$ 289,493	100.0%	$ 306,906	100.0%

Net premiums earned during 2009, 2008 and 2007 for the top ten states in 2009 and all others are shown below:

	2009		2008		2007	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
	(Dollars in thousands)					
Louisiana	$ 25,559	10.2%	$ 26,360	9.1%	$ 31,756	10.3%
Georgia	23,358	9.3	27,609	9.5	29,393	9.6
North Carolina	19,842	7.9	26,287	9.1	28,304	9.2
Oklahoma	18,872	7.5	18,836	6.5	13,615	4.5
Virginia	14,702	5.9	16,957	5.9	18,502	6.0
Texas	11,104	4.4	13,002	4.5	14,260	4.6
South Carolina	9,514	3.8	12,183	4.2	14,292	4.7
Tennessee	8,757	3.5	10,331	3.6	12,213	4.0
Mississippi	8,378	3.3	11,402	3.9	13,905	4.5
Arkansas	7,316	2.9	8,947	3.1	9,545	3.1
All others	103,494	41.3	117,579	40.6	121,121	39.5
Total net premiums earned	$ 250,896	100.0%	$ 289,493	100.0%	$ 306,906	100.0%

19. Fair Values of Financial Instruments

The Company determines fair value amounts for financial instruments using available third-party market information. When such information is not available, the Company determines the fair value amounts using appropriate valuation methodologies. Nonfinancial instruments such as real estate, property and equipment, deferred policy acquisition costs, deferred income taxes and loss and loss adjustment expense reserves are excluded from the fair value disclosure.

Cash and Cash Equivalents—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values.

Investments—The fair values for fixed maturity and equity securities are based on quoted market prices where available. For those securities not actively traded, fair values were obtained from a third-party investment manager.

Short Term Investments—The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair value.

Subordinated Debt Securities—The carrying value of the Company's subordinated debt securities approximates the estimated fair value of the obligations as the interest rates on these securities are comparable to rates that the Company believes it presently would incur on comparable borrowings.

The following table summarizes the carrying or reported values and corresponding fair values for financial instruments:

	December 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Assets:				
Fixed maturity securities	$ 666,418	$ 678,905	$ 680,276	$ 664,084
Equity securities	16,571	16,571	24,431	24,431
Cash and cash equivalents	63,188	63,188	95,241	95,241
Short-term investments	54,308	54,308	25	25
Liabilities:				
Subordinated debt securities:				
ACT I	10,310	10,310	10,310	10,310
ACT II	25,780	25,780	25,780	25,780

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures,* for financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Effective January 1, 2009, the Company adopted the provisions of ASC Topic 820 for all non-financial assets and non-financial liabilities.

The Company determined the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard defines fair value, describes three levels of inputs that may be used to measure fair value, and expands disclosures about fair value measurements.

Fair value is defined in ASC Topic 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is the price to sell an asset or transfer a liability and, therefore, represents an exit price, not an entry price. Fair value is the exit price in the principal market (or, if lacking a principal market, the most advantageous market) in which the reporting entity would transact. Fair value is a market-based measurement, not an entity-specific measurement, and, as such, is determined based on the assumptions that market participants would use in pricing the asset or liability. The exit price objective of a fair value measurement applies regardless of the reporting entity's intent and/or ability to sell the asset or transfer the liability at the measurement date.

ASC Topic 820 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset, also known as current replacement cost. Valuation techniques used to measure fair value are to be consistently applied.

In ASC Topic 820, inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable:

- Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

- Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Valuation techniques used to measure fair value are intended to maximize the use of observable inputs and minimize the use of unobservable inputs. ASC Topic 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.

- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are to be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters.

Securities classified by the Company as available-for-sale investments were reported at fair value utilizing Level 1 inputs. The fair value measurements consider quoted prices in active markets for identical assets. Level 2 inputs such as previous day and subsequent day trade prices were used if a trade for the security was not made on the date of measurement.

At December 31, 2009, assets and liabilities measured at fair value on a recurring basis are summarized below:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
		(in thousands)		
Securities available for sale	$ 15,481	$ —	$ —	$ 15,481

In addition, the Company held common securities in unconsolidated variable interest entities of $1,090,000, which are carried at cost.

At December 31, 2009, all fixed maturity securities were classified as held-to-maturity and carried at amortized cost.

20. Quarterly Financial Data (Unaudited)

The following table represents unaudited quarterly financial data for the years ended December 31, 2009 and 2008.

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)			
2009				
Premiums earned	$ 70,001	$ 65,792	$ 58,133	$ 56,970
Net investment income	7,372	6,982	6,877	6,783
Net realized gains on investments	26	17	6,877	34
Total revenues	77,535	73,496	67,208	63,972
Income before income taxes	14,905	18,278	20,697	8,478
Net income	11,062	13,701	15,071	6,597
Net income allocable to common shareholders	10,405	12,887	14,178	5,385
Earnings per share:				
Basic	0.55	0.68	0.75	0.29
Diluted	0.54	0.67	0.74	0.28
Comprehensive income	7,891	15,591	16,481	7,506
2008				
Premiums earned	$ 74,300	$ 72,143	$ 71,284	$ 71,766
Net investment income	7,817	7,405	7,712	8,064
Net realized gains (losses) on investments	8	53	(2,921)	(15,996)
Total revenues	82,266	79,830	76,275	64,006
Income before income taxes	16,739	17,585	19,050	10,714
Net income	11,923	12,827	13,359	5,737
Net income allocable to common shareholders	11,208	12,057	12,571	5,399
Earnings per share:				
Basic	0.60	0.64	0.67	0.29
Diluted	0.59	0.63	0.65	0.28
Comprehensive income	9,313	11,353	11,680	10,782

Schedule II. Condensed Financial Information of Registrant

AMERISAFE, INC.
CONDENSED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(In thousands)	
Assets		
Investments:		
Equity securities—available-for-sale, at fair value	$ 3,000	$ 3,038
Investment in subsidiaries	327,267	288,385
Total investments	330,267	291,423
Cash and cash equivalents	4,488	20,251
Deferred income taxes	1,120	757
Property and equipment, net	2,301	2,523
Other assets	1,015	617
	$ 339,191	$ 315,571
Liabilities, redeemable preferred stock and shareholders' equity		
Liabilities:		
Accounts payable and other liabilities	$ 562	$ 1,083
Note payable to subsidiaries	122	126
Subordinated debt securities	36,090	36,090
Total liabilities	36,774	37,299
Redeemable preferred stock:		
Series C convertible—$0.01 par value, $100 per share redemption value:		
Authorized shares—300,000; issued and outstanding shares—none in 2009 and 50,000 in 2008	—	5,000
Series D convertible—$0.01 par value, $100 per share redemption value:		
Authorized shares—200,000; issued and outstanding shares—none in 2009 and 200,000 in 2008	—	20,000
	—	25,000
Shareholders' equity	302,417	253,272
	$ 339,191	$ 315,571

Schedule II. Condensed Financial Information of Registrant—(Continued)

AMERISAFE, INC.
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Revenues			
Net investment income	$ 553	$ 612	$ 1,028
Fee and other income	7,071	7,157	8,318
Total revenues	7,624	7,769	9,346
Expenses			
Other operating costs	6,646	5,847	5,789
Interest expense	1,810	2,763	3,815
Total expenses	8,456	8,610	9,604
(Loss) before income taxes and equity in earnings of subsidiaries	(832)	(841)	(258)
Income tax expense (benefit)	(289)	(286)	(82)
(Loss) before equity in earnings of subsidiaries	(543)	(555)	(176)
Equity in net income of subsidiaries	46,974	44,401	50,395
Net income	$ 46,431	$ 43,846	$ 50,219

Schedule II. Condensed Financial Information of Registrant—(Continued)

AMERISAFE, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Operating activities			
Net cash provided by (used in) operating activities	$ 577	$ 1,497	$ (7,712)
Investing activities			
Purchases of investments	(10,253)	(3,577)	—
Proceeds from sales of investments	10,253	1,545	—
Purchases of property and equipment	(805)	(1,235)	(1,339)
Dividends from subsidiary	10,000	10,000	8,500
Net cash provided by investing activities	9,195	6,733	7,161
Financing activities			
Proceeds from stock option exercise	295	251	810
Tax benefit from share-based payments	45	39	179
Redemption of preferred stock	(25,875)	39	179
Net cash (used in) provided by financing activities	(25,535)	290	989
Change in cash and cash equivalents	(15,763)	8,520	438
Cash and cash equivalents at beginning of year	20,251	11,731	11,293
Cash and cash equivalents at end of year	$ 4,488	$ 20,251	$11,731

Schedule VI. Supplemental Information Concerning Property—Casualty Insurance Operations

AMERISAFE, INC. AND SUBSIDIARIES

	Deferred Policy Acquisition Cost	Reserves for Unpaid Loss and Loss Adjustment Expense	Unearned Premium	Earned Premium	Net Investment Income	Loss and LAE Related to Current Period	Loss and LAE Related to Prior Periods	Amortization of Deferred Policy Acquisition Costs	Paid Claims and Claim Adjustment Expenses	Net Premiums Written
	(In thousands)									
2009	$ 18,128	$ 534,655	$ 122,500	$ 250,896	$ 28,014	$ 185,201	$ (21,885)	$ (37,128)	$ 163,793	$ 236,296
2008	20,289	531,293	137,100	289,493	30,998	196,776	(20,387)	(40,773)	164,170	288,191
2007	18,414	537,403	138,402	306,906	30,208	208,021	(9,490)	(40,990)	148,421	307,546

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information we are required to disclose in reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms specified by the SEC. We note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and our chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's assessment under the framework in Internal Control—Integrated Framework, our management has concluded that internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm, Ernst & Young LLP, has audited the effectiveness of internal controls over financial reporting, as stated in their report included herein.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the fourth quarter of the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Because of its inherent limitations, management does not expect that our disclosure control and our internal control over financial reporting will prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate. Any control system, no matter how well designed and operated, is based upon certain assumptions and can only provide reasonable, not absolute assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to errors or fraud will not occur or that all control issues and instances of fraud, if any within the Company, have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors
AMERISAFE, Inc. and Subsidiaries

We have audited AMERISAFE, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMERISAFE, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on AMERISAFE, Inc. and Subsidiaries internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMERISAFE, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of AMERISAFE, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
March 9, 2010

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 with respect to our executive officers and key employees is included in Part I of this report.

The information required by Item 10 with respect to our directors is incorporated by reference to the information included under the caption "Election of Directors" in our Proxy Statement for the 2010 Annual Meeting of Shareholders. We plan to file such Proxy Statement within 120 days after December 31, 2009, the end of our fiscal year.

The information required by Item 10 with respect to compliance with Section 16 of the Exchange Act is incorporated by reference to the information included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

The information required by Item 10 with respect to our audit committee and our audit committee financial expert is incorporated by reference to the information included under the caption "The Board, Its Committees and Its Compensation—Audit Committee" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

The information required by Item 10 with respect to our code of business conduct and ethics for executive and financial officers and directors is posted on our website at *www.amerisafe.com* in the Investor Relations section under "Governance—Code of Conduct." We will post information regarding any amendment to, or waiver from, our code of business conduct and ethics on our website in the Investor Relations section under Governance.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information included under the captions "Executive Compensation," "The Board, Its Committees and Its Compensation—Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis" and "Compensation Committee Report" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is incorporated by reference to the information included under the captions "Security Ownership of Management and Certain Beneficial Holders" and "Equity Compensation Plan Information" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 with respect to certain relationships and related transactions is incorporated by reference to the information included under the caption "Executive Compensation—Certain Relationships and Related Transactions" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

The information required by Item 13 with respect to director independence is incorporated by reference to the information included under the caption "The Board, Its Committees and Its Compensation—Director Independence" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services.

The information required by Item 14 with respect to the fees and services of Ernst & Young LLP, our independent registered public accounting firm, and the audit committee's pre-approved policies and procedures, are incorporated by reference to the information included under the caption "Independent Public Accountants" in our Proxy Statement for the 2010 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following consolidated financial statements and schedules are filed in Item 8 of Part II of this report:

(Schedules I, III, IV and V are not applicable and have been omitted.)

Exhibits:

3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.1*	Employment Agreement, dated March 1, 2008 by and between the Company and C. Allen Bradley, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 6, 2008).
10.2*	Employment Agreement, dated March 1, 2008 by and between the Company and Geoffrey R. Banta (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.3*	Employment Agreement, dated March 1, 2008 by and between the Company and Craig P. Leach (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.4*	Employment Agreement, dated March 1, 2008 by and between the Company and Todd Walker (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.5*	Employment Agreement, dated November 1, 2008 by and between the Company and G. Janelle Frost (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 7, 2008)
10.6*	Employment Agreement, dated June 23, 2009 by and between the Company and Brenda Gau (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 6, 2009)
10.7*	Separation Agreement, dated March 1, 2010 by and between the Company and David O. Narigon
10.8*	AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)

Exhibits:

10.9*	Form of Incentive Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.10*	Form of Non-Qualified Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.11*	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 15, 2006)
10.12*	AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.13*	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.14*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.15*	AMERISAFE, Inc. 2008 Management Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 29, 2008).
10.16	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.17	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 14, 2006)
10.18	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.19	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.20	First and Second Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.21	Third Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.22	Managed Program Agreement, dated effective December 1, 2008 between Amerisafe Risk Services, Inc. and Express Scripts, Inc. (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.23	Amended and Restated Registration Rights Agreement, dated March 18, 1998, by and among the Company and the shareholders of the Company named therein (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)

Exhibits:

10.24	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.25	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.26	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.27	Second Casualty Excess of Loss Reinsurance Agreement, effective as of January 1, 2009 issued to the Company by Hannover Reinsurance (Ireland), Limited (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.28	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2009 issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.29	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2010 issued to the Company by the reinsurers named therein
10.30	Global Commutation and Release Agreement dated May 16, 2007 between and among Amerisafe, Inc.; American Interstate Insurance Company, American Interstate Insurance Company of Texas, and Silver Oak Casualty, Inc. and Munich Reinsurance America, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed March 6, 2008).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
23.1	Consent of Ernst & Young LLP
24.1	Powers of Attorney for our directors and certain executive officers
31.1	Certification of C. Allen Bradley filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of G. Janelle Frost filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of C. Allen Bradley and G. Janelle Frost filed pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 9, 2010.

AMERISAFE, INC.

By: /s/ C. Allen Bradley, Jr.

C. Allen Bradley, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 9, 2010.

Signature	Title
/s/ C. Allen Bradley, Jr. C. Allen Bradley, Jr.	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ G. Janelle Frost G. Janelle Frost	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Philip A. Garcia	Director
* Jared A. Morris	Director
* Millard E. Morris	Director
* Daniel Phillips	Director
* Randall Roach	Director
* Sean M. Traynor	Director
* Austin P. Young, III	Director

Todd Walker, by signing his name hereto, does hereby sign this Annual Report on Form 10-K on behalf of the above-named directors of AMERISAFE, Inc. on this 9th day of March 2010, pursuant to powers of attorney executed on behalf of such directors and contemporaneously filed with the Securities and Exchange Commission.

*By: /s/ Todd Walker

Todd Walker, Attorney-in-Fact

EXHIBIT INDEX

Exhibits:	
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.1*	Employment Agreement, dated March 1, 2008 by and between the Company and C. Allen Bradley, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.2*	Employment Agreement, dated March 1, 2008 by and between the Company and Geoffrey R. Banta (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.3*	Employment Agreement, dated March 1, 2008 by and between the Company and Craig P. Leach (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.4*	Employment Agreement, dated March 1, 2008 by and between the Company and Todd Walker (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed March 6, 2008)
10.5*	Employment Agreement, dated November 1, 2008 by and between the Company and G. Janelle Frost (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 7, 2008)
10.6*	Employment Agreement, dated June 23, 2009 by and between the Company and Brendan Gau (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 6, 2009)
10.7*	Separation Agreement, dated March 1, 2010 by and between the Company and David O. Narigon
10.8*	AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.9*	Form of Incentive Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.10*	Form of Non-Qualified Stock Option Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.11*	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 15, 2006)
10.12*	AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1, Amendment No. 3 (File No. 333-127133), filed October 31, 2005)
10.13*	Form of Restricted Stock Award Agreement for the AMERISAFE, Inc. 2005 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)

Exhibits:

10.14*	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.15*	AMERISAFE, Inc. 2008 Management Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 29, 2008).
10.16	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2005, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.17	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2006, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 14, 2006)
10.18	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.19	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.20	First and Second Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.21	Third Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2007, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2007)
10.22	Managed Program Agreement, dated effective December 1, 2008 between Amerisafe Risk Services, Inc. and Express Scripts, Inc. (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.23	Amended and Restated Registration Rights Agreement, dated March 18, 1998, by and among the Company and the shareholders of the Company named therein (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
10.24	First Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.1to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.25	Second Casualty Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers and named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.26	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2008, issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed February 15, 2008)
10.27	Second Casualty Excess of Loss Reinsurance Agreement, effective as of January 1, 2009 issued to the Company by Hannover Reinsurance (Ireland), Limited (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed March 9, 2009)
10.28	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2009 issued to the Company by the reinsurers named therein (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed March 9, 2009)

Exhibits:

10.29	Casualty Catastrophe Excess of Loss Reinsurance Contract, effective as of January 1, 2010 issued to the Company by the reinsurers named therein
10.30	Global Commutation and Release Agreement dated May 16, 2007 between and among Amerisafe, Inc.; American Interstate Insurance Company, American Interstate Insurance Company of Texas, and Silver Oak Casualty, Inc. and Munich Reinsurance America, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed March 6, 2008).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 (File No. 333-127133), filed August 3, 2005)
23.1	Consent of Ernst & Young LLP
24.1	Powers of Attorney for our directors and certain executive officers
31.1	Certification of C. Allen Bradley filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of G. Janelle Frost filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of C. Allen Bradley and G. Janelle Frost filed pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

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SHAREHOLDER RETURN PERFORMANCE GRAPH

The following performance graph compares the cumulative total shareholder return on AMERISAFE's common stock with the S&P Small Cap 600 Index and the S&P Property & Casualty Insurance Index, assuming an initial investment of $100 on November 18, 2005, the first day of trading of the AMERISAFE's common stock, and the reinvestment of all dividends, if any.



250
200
150
100
50
0
11/18/2005
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
AMERISAFE
S&P Small Cap 600 Index
S&P Property & Casualty Insurance Index

	11/18/05	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
AMERISAFE	$100	$111.89	$171.78	$172.33	$228.11	$199.67
S&P Small Cap 600 Index	100	99.08	114.06	113.72	78.38	98.43
S&P Property & Casualty Insurance Index	100	97.78	110.37	94.96	67.03	75.30

Executive Officers

C. Allen Bradley, Jr.
Chairman, President, and
Chief Executive Officer

Geoffrey R. Banta
Chief Operating Officer

G. Janelle Frost
Executive Vice President and
Chief Financial Officer

Brendan Gau
Executive Vice President and
Chief Investment Officer

Craig P. Leach
Executive Vice President,
Sales and Marketing

Todd Walker
Executive Vice President,
General Counsel, and Secretary

Directors

C. Allen Bradley, Jr. (4)

Philip A. Garcia (1)(4)

Jared A. Morris (1)(3)

Millard E. Morris (2)(4)

Daniel Phillips (2)(3)

Randy Roach (1)(4)

Sean M. Traynor (2)

Austin P. Young, III (1)(3)

(1) Audit Committee member
(2) Compensation Committee member
(3) Nominating and Corporate Governance Committee member
(4) Investment Committee member

Securities Traded
NASDAQ Global Select Market
Symbol: AMSF

Corporate Headquarters
2301 Highway 190 West
DeRidder, LA 70634
(337) 463-9052
www.amerisafe.com

Independent Accountants
Ernst & Young LLP

Annual Meeting
The Annual Meeting will be held on June 15, 2010 at 9:00 a.m. at AMERISAFE's corporate headquarters. A proxy statement will be sent to shareholders on or about May 4, 2010.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council